SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras

Independent accountants’ review report on the
Quarterly Information (ITR) of the
Quarter ended June 30, 2008

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), prepared in accordance with rules of the CVM)

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 06/30/2008	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

1.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. - PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 – BOARD OF TRADE INSCRIPTION NUMBER 33300032061

01.02 - HEAD OFFICE

1 - ADDRESS Av. República do Chile, 65 - 24th floor			2 - QUARTER OR DISTRICT Centro
3 - CEP (ZIP CODE) 20031-912	4 - CITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - PHONE 3224-2040	8 - PHONE 3224-2041	9 - PHONE -	10 - TELEX
11 - AREA CODE 021	12 - FAX 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME Almir Guilherme Barbassa
2 – ADDRESS Av. República do Chile, 65 - 23rd floor			3 - QUARTER OR DISTRICT Centro
4 - CEP (ZIP CODE) 20031-912	5 - CITY Rio de Janeiro			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 – PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX 3224-9999	14 - FAX 3224-6055	15 - FAX 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	2	04/01/2008	06/30/2008	1	01/01/2008	03/31/2008
9- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG Auditores Independentes						10- CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER Manuel Fernandes Rodrigues de Sousa						12- CPF (Taxpayers registration) 783.840.017-15

Pag: 1

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 06/30/2008	2 - PREVIOUS QUARTER 03/31/2008	3 - PREVIOUS YEAR 06/30/2007
Capital Paid-in
1 - Common	5.073.347	2.536.674	2.536.674
2 - Preferred	3.700.729	1.850.364	1.850.364
3 - Total	8.774.076	4.387.038	4.387.038
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - TYPE OF SHARE CONTROL State Holding Company
4 - ACTIVITY CODE 1010 - Oil and Gas
5 - MAIN ACTIVITY Prospecting Oil/Gas, Refining and Energy Activities
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF SPECIAL REVIEW REPORT Unqualified

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM	2 - CNPJ (TAXPAYERS RECORD NUMBER)	3 - NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE
01	RCA	12/27/2007	Interest on Capital Payable	04/30/2008	ON	0,3000000000
02	RCA	12/27/2007	Interest on Capital Payable	04/30/2008	PN	0,3000000000
03	AGO	04/04/2008	Interest on Capital Payable	06/03/2008	ON	0,1500000000
04	AGO	04/04/2008	Interest on Capital Payable	06/03/2008	PN	0,1500000000
05	AGO	04/04/2008	Dividends	06/03/2008	ON	0,0500000000
06	AGO	04/04/2008	Dividends	06/03/2008	PN	0,0500000000

Pag: 2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (R$ Thousand)	4 - AMOUNT OF CHANGE (R$ Thousand)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE ISSUE PRICE (R$)
01	04/04/2008	78.966.691	26.322.230	Revenue Reserves/Capital Reserves	0	0,0000000000

1.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE	2 - SIGNATURE

Pag: 3

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 06/30/2008	4 - 03/31/2008
1	Total Assets	249.270.825	231.398.628
1.01	Current Assets	59.433.372	50.463.344
1.01.01	Cash and Cash Equivalents	17.357.995	15.088.074
1.01.01.01	Cash and Banks	776.449	418.821
1.01.01.02	Short Term Investments	16.581.546	14.669.253
1.01.02	Accounts Receivable, net	17.196.683	12.618.130
1.01.02.01	Customers	17.196.683	12.618.130
1.01.02.01.01	Customers	4.217.431	4.557.232
1.01.02.01.02	Subsidiary and Affiliated Companies	11.657.738	7.288.614
1.01.02.01.03	Other Accounts Receivable	1.608.919	1.051.253
1.01.02.01.04	Allowance for Doubtful Accounts	(287.405)	(278.969)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	17.664.945	15.353.961
1.01.04	Other	7.213.749	7.403.179
1.01.04.01	Dividends Receivable	542.011	477.884
1.01.04.02	Recoverable Taxes	4.596.232	5.047.150
1.01.04.03	Prepaid Expenses	1.696.680	1.396.717
1.01.04.04	Other Current Assets	378.826	481.428
1.02	Non-current Assets	189.837.453	180.935.284
1.02.01	Long-Term Assets	70.421.637	67.472.421
1.02.01.01	Miscellaneous Credits	4.726.045	4.848.349
1.02.01.01.01	Petroleum and Alcohol Accounts – STN	801.042	799.362
1.02.01.01.02	Marketable Securities	3.335.993	3.418.573
1.02.01.01.03	Investments in Privatization Process	1.366	1.366
1.02.01.01.04	Other Accounts Receivable	587.644	629.048
1.02.01.02	Accounts Receivable, net	52.766.994	50.229.564
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	52.766.994	50.229.564
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	12.928.598	12.394.508
1.02.01.03.01	Project Financings	2.077.050	1.823.525
1.02.01.03.02	Deferred Income Tax and Social Contribution	1.806.500	1.756.521
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	1.161.993	1.056.472
1.02.01.03.04	Deferred PASEP/COFINS	3.551.181	3.302.918
1.02.01.03.06	Judicial Deposits	1.458.367	1.465.844
1.02.01.03.07	Advance for Migration - Pension Plan	1.346.948	1.335.876
1.02.01.03.08	Advances to Suppliers	321.646	376.930
1.02.01.03.09	Prepaid Expenses	682.904	722.625
1.02.01.03.10	Inventories	214.683	235.995
1.02.01.03.11	Other Non-Current Assets	307.326	317.802
1.02.02	Fixed Assets	119.415.816	113.462.863
1.02.02.01	Investments	28.658.866	27.940.104
1.02.02.02.01	In Affiliates	821.058	131.994
1.02.02.01.02	Goodwill in Affiliates	1.788.020	635.878
1.02.02.01.03	In Subsidiaries	25.390.943	24.659.550
1.02.02.01.04	Goodwill in Subsidiaries	309.655	1.061.766
1.02.02.01.05	Other Investments	349.190	349.521
1.02.02.01.06	Rights/Advances - Acquisition Investments	0	1.101.395
1.02.02.02	Property, Plant and Equipment	86.886.370	81.690.078
1.02.02.03	Intangible	3.156.232	3.079.068
1.02.02.04	Deferred Charges	714.348	753.613

Pag: 4

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 06/30/2008	4 - 03/31/2008
2	Liabilities and Stockholders' Equity	249.270.825	231.398.628
2.01	Current Liabilities	80.937.679	71.667.878
2.01.01	Loans and Financings	2.844.566	756.815
2.01.01.01	Financings	2.540.250	582.868
2.01.01.02	Interest on Financings	304.316	173.947
2.01.02	Debentures	0	0
2.01.03	Suppliers	7.872.396	7.741.585
2.01.04	Taxes, Contribution and Participation	9.756.238	8.561.230
2.01.05	Dividends payable	0	2.091.002
2.01.05.01	Dividends and Interest on Stockholders’ Capital Payable	0	2.091.002
2.01.06	Accruals	2.983.433	2.739.937
2.01.06.01	Payroll and Related Charges	1.611.763	1.368.198
2.01.06.02	Provision for Contingencies	54.000	54.000
2.01.06.03	Pension plan	386.091	386.091
2.01.06.04	Healthcare benefits plan	429.666	429.666
2.01.06.05	Profit sharing for employees and management	501.913	501.982
2.01.07	Debts with Subsidiaries and Affiliated Companies	39.992.406	35.331.544
2.01.07.01	Suppliers	39.992.406	35.331.544
2.01.08	Other	17.488.640	14.445.765
2.01.08.01	Advances from Customers	198.899	163.232
2.01.08.02	Project Financings	521.970	472.428
2.01.08.03	Non-Standardized Credit Rights Investment Fund	14.698.536	11.134.392
2.01.08.04	Other	2.069.235	2.675.713
2.02	Non-Current Liabilities	37.223.438	36.967.289
2.02.01	Non-Current Liabilities	36.772.991	36.709.559
2.02.01.01	Loans and Financings	5.919.948	6.023.776
2.02.01.01.01	Financings	5.919.948	6.023.776
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	23.149.435	22.662.942
2.02.01.03.01	Healthcare Benefits Plan	9.074.125	8.818.779
2.02.01.03.02	Provision for Contingencies	197.002	210.942
2.02.01.03.03	Pension Plan	4.226.544	4.169.171
2.02.01.03.04	Deferred Income Tax and Social Contribution	9.651.764	9.464.050
2.02.01.04	Subsidiaries and Affiliated Companies	1.372.407	1.676.173
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	6.331.201	6.346.668
2.02.01.06.01	Provision for Dismantling of Areas	5.971.638	5.918.916
2.02.01.06.02	Others Accounts and Expenses Payable	359.563	427.752
2.02.02	Deferred Income	450.447	257.730
2.04	Shareholders’ Equity	131.109.708	122.763.461
2.04.01	Capital	78.966.691	52.644.460
2.04.01.01	Subscribed and Paid-In Capital	78.966.691	52.644.460
2.04.01.02	Monetary Restatement of Capital	0	0
2.04.02	Capital Reserves	514.857	1.553.831
2.04.02.01	AFRMM and Other	0	169.142
2.04.02.02	Fiscal Incentive - Income Tax	514.857	1.384.689
2.04.03	Revaluation Reserve	15.250	51.171
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	15.250	51.171
2.04.04	Revenue Reserves	36.450.015	61.752.424
2.04.04.01	Legal	7.612.508	7.612.508
2.04.04.02	Statutory	504.544	504.544

Pag: 5

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 06/30/2008	4 - 03/31/2008
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Earnings	0	0
2.04.04.05	Retention of Earnings	28.332.963	53.635.372
2.04.04.06	Undistributed Dividends	0	0
2.04.04.07	Others Revenue Reserves	0	0
2.04.05	Retained Earnings/(Accumulated losses)	15.162.895	6.761.575
2.04.06	Advance for Future Capital Increase	0	0

Pag: 6

03.01 - UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 04/01/2008 a 06/30/2008	4 - 01/01/2008 a 06/30/2008	5 - 04/01/2008 a 06/30/2007	6 - 01/01/2008 a 06/30/2007
3.01	Gross Operating Revenues	52.959.927	97.821.529	41.691.977	79.677.910
3.02	Sales Deductions	(11.373.235)	(22.426.512)	(10.866.494)	(20.984.344)
3.03	Net Operating Revenues	41.586.692	75.395.017	30.825.483	58.693.566
3.04	Cost of Products and Services Sold	(23.704.404)	(43.359.005)	(16.179.783)	(31.461.629)
3.05	Gross profit	17.882.288	32.036.012	14.645.700	27.231.937
3.06	Operating Expenses	(6.166.809)	(10.284.777)	(5.172.214)	(10.966.656)
3.06.01	Selling	(1.479.565)	(2.965.643)	(1.236.910)	(2.493.608)
3.06.02	General and Administrative	(1.112.742)	(2.204.983)	(1.024.814)	(2.064.272)
3.06.02.01	Management and Board of Directors Remuneration	(1.159)	(2.611)	(1.016)	(2.024)
3.06.02.02	Administrative	(1.111.583)	(2.202.372)	(1.023.798)	(2.062.248)
3.06.03	Financial	95.829	523.202	233.051	629.983
3.06.03.01	Income	1.540.774	2.901.996	967.703	1.953.337
3.06.03.02	Expenses	(1.444.915)	(2.378.794)	(734.652)	(1.323.354)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(4.796.516)	(7.561.094)	(3.650.706)	(7.598.074)
3.06.05.01	Taxes	(56.577)	(146.902)	(184.972)	(340.261)
3.06.05.02	Cost of Research and Technological Development	(370.092)	(783.396)	(425.093)	(804.723)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(521.405)	(1.059.469)	(235.509)	(451.337)
3.06.05.05	Healthcare and Pension Plan	(335.942)	(671.884)	(423.988)	(847.975)
3.06.05.06	Monetary and Foreign Exchange Variations, Net	(2.414.141)	(2.696.100)	(1.217.563)	(2.189.660)
3.06.05.07	Other Operating Expenses, Net	(1.098.359)	(2.203.343)	(1.163.581)	(2.964.118)
3.06.06	Equity Pick-up	1.126.185	1.923.741	507.165	559.315
3.07	Operating Income	11.715.479	21.751.235	9.473.486	16.265.281
3.08	Non-operating Income	337.377	338.225	(33.743)	(34.467)

Pag: 7

03.01 - UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 04/01/2008 a 06/30/2008	4 - 01/01/2008 a 06/30/2008	5 - 04/01/2008 a 06/30/2007	6 - 01/01/2008 a 06/30/2007
3.08.01	Revenues	(89.950)	392.752	(563)	16.267
3.08.02	Expenses	427.327	(54.527)	(33.180)	(50.734)
3.09	Income before Taxes/Profit Sharing	12.052.856	22.089.460	9.439.743	16.230.814
3.10	Income Tax and Social Contribution	(3.474.790)	(6.190.718)	(3.129.902)	(5.549.013)
3.11	Deferred Income Tax	(212.666)	(782.117)	541.507	505.867
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ Capital	0	0	0	0
3.15	Net Income for the period	8.365.400	15.116.625	6.851.348	11.187.668
	Number of Shares. Ex-Treasury (Thousands)	8.774.076	8.774.076	4.387.038	4.387.038
	Net Income per Share	0,95342	1,72287	1,56173	2,55016
	Loss per Share

Pag: 8

04.01 – NOTES TO QUARTERLY INFORMATION

1 Presentation of the quarterly financial information

1.1 Significant accounting policies

The quarterly information has been produced in accordance with the accounting practices adopted in Brazil, in conformity with Brazilian Corporation Law and the standards and procedures laid down by the Brazilian Securities and Exchange Commission - CVM.

Certain balances relating to prior periods were reclassified in order to properly compare the interim financial information between the periods.

The authorization for concluding the preparation of these financial statements was granted at the Meeting of the Board of Directors held on August 11, 2008.

2 Conformity to Law No. 11.638/2007

Law No. 11.638 of December 28, 2007 amended and revoked several provisions of Law No. 6.404/76 and 6.385/76 that address the preparation of the financial statements, with the objective to enable the future convergence of Brazilian accounting practices to international accounting standards (IFRS). These amendments are to be applied to the financial statements at the end of the financial year of 2008.

It should be noted that many of the provisions amended by the new law depend upon regulations to be issued by the Brazilian Securities and Exchange Commission - CVM.

On May 2, 2008, the CVM issued Instruction No. 469/08 that addresses the application of Law No. 11.638/07. In this instruction, companies are given the option as to whether to immediately apply all the accounting provisions contained in the new law to the Quarterly Information (ITRs) in the financial year of 2008, or to inform the amendments that could have effects on the financial statements at the end of the financial year of 2008 in the notes to the ITRs, estimating the possible effects on shareholders’ equity and net income for the period.

Pag: 9

Petrobras opted to inform the effects of the new Law in the notes to the ITRs, in addition to effectively recording in the financial statements of June 30, 2008 those items deemed mandatory by Instruction No. 469/08, namely:

a. Tax incentives resulting from government investment subsidies or donations will no longer be classified under capital reserve, and will instead now be included in the income statement for the period. Company Management may set aside the amount of net income that corresponds to these incentives to form a profit reserve, which may be excluded from the basis of calculation of the obligatory dividend.

The amounts of R$ 450.447 thousand (in both the Parent Company and Consolidated statements) relating to the tax incentives of the first quarter of 2008 have been recorded as deferred income until this matter is regulated definitively.

b. Investments in affiliated companies in which management has significant influence, or in which it holds a 20% (twenty percent) or more interest in the voting capital, in subsidiaries and in other companies that form part of the same group or are under common control, are to be evaluated by the equity method.

The evaluation of investments in affiliated companies by the equity method, in line with the rule described above, must be reflected in the financial statements of June 30, 2008. However, no relevant effects have yet been identified in this respect.

c. Adjustments to present value of assets and liabilities resulting from long-term operations and relevant short-term operations.

Adjustments to present value of assets and liabilities resulting from long-term operations and relevant short-term operations, should be reflected in the financial statements of June 30, 2008, but no relevant effects have yet been identified with regard to these items.

Pag: 10

Among the main amendments introduced by Law No. 11.638/07, we draw attention to the following issues that in the opinion of our Management will modify the form of presentation of our financial statements, as a result of the new criteria for determining the income and equity and financial position of the Company, as from the financial year of 2008. The effects presented were based on the Company’s best estimates for the pro-forma financial statements of June 30, 2008, with no comparison with previous periods:

a. Increases and reductions in amounts attributed to items in the assets, as a result of their having been valued at market prices, as follows:

Investments in financial instruments, including derivatives, and in credit rights and securities in the current or long-term assets, when “saleable” or “negotiable”. Other financial instruments are to be restated at present value or adjusted to probable realization value, if this is lower.

b. In operations involving transformations, mergers, consolidations and spin-offs between independent parties and in which control is effectively transferred, the assets and liabilities of the company to be merged or resulting from consolidation or spin-off are to be recorded at market value.

The impact of the restructuring of the petrochemical sector during the second quarter of 2008 should be evaluated as supplementary regulations to be issued. Conservatively, in assessing the impacts of the new law, the Company reversal that gain.

c. Capitalization and recognition of debts relating to leasing expenses.

d. Existing balances of reassessment reserves may, optionally, be written back by the end of the financial year of 2008.

The Company decided to maintain the balances of the respective reassessment reserves, on June 30, 2008, in the amount of R$15.250 thousand (both Parent Company and Cosolidated)

e. Classification under deferred assets has been restricted to pre-operating expenses and restructuring expenses that contribute to the increase in income in more than one financial period.

f. In addition, on January 29, 2008, the CVM issued CVM Resolution 534/08 which addresses the changes in foreign exchange rates and currency conversion of financial statements.

Pag: 11

This resolution is applicable to the financial year ending December 31, 2008. Petrobras opted to inform the effects of this resolution in the notes to the Quarterly Information as from the first quarter of 2008.

Pag: 12

The estimate effects by the adoption of the this resolution totalized on the first semester of 2008 an increase on the net income by R$ 235,782 thousand and R$ 247,752 thousand in the Parent Company and Consolidated respectively and a reduction of R$ 4,790 thousand in Consolidated Shareholders' equity on the process of conversion of the financial statements and exchange rate loss on investments in companies based abroad.

Considering the facts mentioned, the Company’s Management will continue to evaluate the effects resulting from the future regulations.

	June 30, 2008
	R$ thousand

	06.30.08				03.31.08

	Consolidated		Parent Company		Consolidated		Parent Company

		Pro-forma		Pro-forma		Pro-forma		Pro-forma
	6.404/76	11.638/07	6.404/76	11.638/07	6.404/76	11.638/07	6.404/76	11.638/07
	(as informed)	(Estimated)*	(as informed)	(Estimated)*	(as informed)	(Estimated)*	(as informed)	(Estimated)*

Current
Cash and Cash Equivalents	11.046.248	11.046.24	17.357.99	17.357.99	11.559.610	11.559.61	15.088.07	15.088.07
Accounts Receivable, net	15.600.860	15.515.16	17.196.68	17.196.68	12.945.569	12.945.56	12.618.13	12.618.13
Dividends Receivable	2.882	2.88	542.01	542.01	51.236	51.23	477.88	477.88
Inventories	22.998.563	22.998.56	17.664.94	17.664.94	19.395.378	19.395.67	15.353.96	15.353.96
Taxes, Contributions and Participations	7.142.019	7.142.01	4.596.23	4.596.23	7.602.481	7.602.48	5.047.15	5.047.15
Prepaid Expenses	1.628.173	1.316.45	1.696.68	1.384.96	1.522.448	1.522.44	1.396.71	1.048.81
Other Current Assets	1.586.033	1.573.15	378.82	327.89	1.654.601	1.659.90	481.42	486.73

	60.004.778	59.594.49	59.433.37	59.070.72	54.731.323	54.736.92	50.463.34	50.120.75

Non-Current
Long-Term Assets
Accounts Receivable, net	2.653.642	22.653.64	53.354.63	53.354.63	2.529.497	2.529.49	50.858.61	50.858.61
Petroleum and alcohol account - STN	801.042	801.04	801.04	801.04	799.362	799.36	799.36	799.36
Marketable securities	3.616.130	3.616.13	3.335.99	3.335.99	3.730.015	3.730.01	3.418.57	3.418.57
Project financings			2.077.05	2.077.05			1.823.52	1.823.52
Advance to Suppliers	365.813	365.81	321.64	321.64	421.098	421.09	376.93	376.93
Judicial Deposits	1.722.225	1.722.22	1.458.36	1.458.36	1.728.373	1.728.37	1.465.84	1.465.84
Investments in privatization process	3.228	3.22	1.36	1.36	3.228	3.22	1.36	1.36
Prepaid Expenses	1.414.403	769.71	682.90	38.21	1.480.125	1.478.95	722.62	42.52
Advance for Migration - Pension Plan	1.346.948	1.346.94	1.346.94	1.346.94	1.335.876	1.335.87	1.335.87	1.335.87
Deferred Income Tax and Social					8.746.460	8.753.42	6.115.91	6.115.91
Contribution	9.069.910	9.121.08	6.519.67	6.539.03
Inventories	214.683	214.68	214.68	214.68	235.995	235.99	235.99	235.99
Other Non-current Assets	793.894	757.26	307.32	270.69	816.039	816.03	317.80	317.80

	22.001.918	21.371.76	70.421.63	69.759.67	21.826.068	21.831.86	67.472.42	66.792.32

Investments	7.650.941	5.213.49	28.658.86	28.811.15	7.840.916	4.982.51	27.940.10	30.098.77
Property, plant and equipment	152.271.715	153.717.37	86.886.37	104.792.49	146.983.563	148.506.67	81.690.07	99.436.41
Intangible assets	5.751.259	7.824.76	3.156.23	4.344.83	5.737.547	8.673.79	3.079.06	5.558.53
Deferred assets	2.583.726	2.485.55	714.34	657.40	2.756.911	2.710.15	753.61	708.50

	190.259.559	190.612.94	189.837.45	208.365.56	185.145.005	186.705.00	180.935.28	202.594.55

	250.264.337	250.207.43	249.270.82	267.436.26	239.876.328	241.441.93	231.398.62	252.715.30

* Including the effects of CVM Resolution 534/08

Pag: 13

	June 30, 2008
	R$ thousand

	06.30.08				03.31.08

Liabilities	Consolidated		Parent Company		Consolidated		Parent Company

		Pro-forma		Pro-forma		Pro-forma		Pro-forma
	6.404/76	11.638/07	6.404/76	11.638/07	6.404/76	11.638/07	6.404/76	11.638/07
	(as informed)	(Estimated)*	(as informed)	(Estimated)*	(as informed)	(Estimated)*	(as informed)	(Estimated)*

Current
Financings	7.520.850	7.520.850	2.540.250	2.540.250	6.514.246	6.514.246	582.868	582.868
Interest on Financings	780.330	780.330	304.316	304.316	684.654	684.654	173.947	173.947
Leasing obligations		384.936		4.260.182		437.542		144.566
Suppliers	16.664.213	16.664.213	47.864.802	47.864.802	14.608.806	14.608.806	43.073.129	43.073.129
Taxes, Contributions and Participations	11.430.060	11.430.060	9.756.238	9.756.238	10.207.202	10.207.132	8.561.230	8.561.230
Dividends Proposed					2.091.202	2.091.002	2.091.002	2.091.002
Project financings	238.378	238.378	521.970	521.970	147.250	147.250	472.428	472.428
Provision for Pension plan	423.647	423.647	386.091	386.091	424.936	424.936	386.091	386.091
Provision for Healthcare Plan	455.736	455.736	429.666	429.666	455.214	455.214	429.666	429.666
Payroll and related charges	1.941.894	1.941.894	1.611.763	1.611.763	1.668.786	1.668.786	1.368.198	1.368.198
Provision for Contingencies	54.000	54.000	54.000	54.000	54.000	54.000	54.000	54.000
Advances from Customers	502.075	502.075	198.899	198.899	469.487	469.487	163.232	163.232
Profit sharing for employees and
management	570.196	570.196	501.913	501.913	584.432	584.432	501.982
Non-standard Credit Rights Investment Fund			14.698.536	14.698.536			11.134.392	11.134.392
Other Accounts and Expenses Payable	3.957.873	4.009.799	2.069.235	2.069.235	4.427.545	4.427.545	2.675.713	2.675.713

	44.539.252	44.976.114	80.937.679	85.197.861	42.337.560	42.775.032	71.667.878	71.782.444

Non-Current
Financings	32.451.649	32.451.649	5.919.948	5.919.948	34.684.662	34.684.662	6.023.776	6.023.776
Leasing obligations		730.198		15.109.887		991.084		21.705.002
Subsidiaries and affiliated companies	143.920	143.920	1.372.407	1.372.407	95.197	95.197	1.676.173	1.676.173
Deferred Income Tax and Social Contribution 11.990.494		12.876.884	9.651.764	10.407.958	11.639.439	11.606.858	9.464.050	9.431.469
Provision for Pension plan	4.658.400	4.658.400	4.226.544	4.226.544	4.564.735	4.564.735	4.169.171	4.169.171
Provision for Healthcare Plan	9.830.104	9.830.104	9.074.125	9.074.125	9.557.596	9.557.596	8.818.779	8.818.779
Provision for Contingencies	692.795	692.795	197.002	197.002	758.379	758.379	210.942	210.942
Provision for Dismantling of Areas	6.234.772	6.234.772	5.971.638	5.971.638	6.203.279	6.203.279	5.918.916	5.918.916
Other Accounts and Expenses Payable	1.188.560	1.188.560	359.563	359.563	1.225.949	1.225.949	427.752	427.752

	67.190.694	68.807.282	36.772.991	56.639.072	68.729.236	69.687.739	36.709.559	58.381.980

Deferred income	2.246.273	2.246.273	450.447	450.447	1.733.533	1.733.737	257.730	257.730
Minority Interests	6.580.201	6.418.819			6.240.475	6.882.272
Shareholders’ Equity
Capital	78.966.691	78.966.691	78.966.691	78.966.691	52.644.460	52.644.460	52.644.460	52.644.460
Capital Reserves	514.857	514.857	514.857	514.857	1.553.831	1.553.831	1.553.831	1.553.831
Equity adjustment		(1.846.240)		(1.860.208)		(164.101)		(30.186)
Reassessment Reserves	15.250	15.250	15.250	15.250	51.171	51.171	51.171	51.171
Revenue Reserves	34.502.731	33.010.795	36.496.285	35.018.449	59.661.000	58.964.862	61.762.774	60.915.066
Net Income	15.708.388	17.097.595	15.116.625	16.493.863	6.925.062	7.312.928	6.751.225	7.158.810

	129.707.917	127.758.948	131.109.708	129.148.902	120.835.524	120.363.151	122.763.461	122.293.152

	250.264.337	250.207.436	249.270.825	267.436.282	239.876.328	241.441.931	231.398.628	252.715.306

* Including the effects of CVM Resolution 534/08

Pag: 14

	2nd Quarter 2008
	R$ thousand

Income	Consolidated		Parent Company

		Pro-forma		Pro-forma
	6.404/76	11.638/07	6.404/76	11.638/07
	(as informed)	(Estimated) *	(as informed)	(Estimated) *

Gross operational Revenues
Sales
Products	126.068.938	127.754.905	97.619.110	97.619.110
Services, mainly freight	103.289	106.204	202.419	202.419

	126.172.227	127.861.109	97.821.529	97.821.529
Sales Deductions	(24.710.435)	(24.802.132)	(22.426.512)	(22.426.512)

Net Operating Revenues	101.461.792	103.058.977	75.395.017	75.395.017
Cost of Products and Services Sold	(62.970.892)	(64.125.150)	(43.359.005)	(42.195.350)

Gross profit	38.490.900	38.933.827	32.036.012	33.199.667
Other operating revenue (expenses)
Sales	(3.314.759)	(3.353.873)	(2.965.643)	(2.965.643)
Financings
Expenses	(1.650.415)	(2.000.367)	(2.378.794)	(3.142.737)
Revenue	1.086.134	1.336.449	2.901.996	3.037.017
Monetary and Foreign Exchange
Variations, net	(1.637.879)	(4.148)	(2.696.100)	(877.722)
General and Administrative
Management and Directors’
Remuneration	(16.947)	(17.133)	(2.611)	(2.611)
Administrative	(3.156.076)	(3.180.531)	(2.202.372)	(2.202.372)
Taxes	(275.162)	(278.806)	(146.902)	(146.902)
Cost of Research and Technological
Development	(790.313)	(790.313)	(783.396)	(783.396)
Exploratory Costs for the Oil and Gas
Extraction	(1.279.384)	(1.295.472)	(1.059.469)	(1.059.469)
Healthcare and Pension Plans	(712.145)	(712.145)	(671.884)	(671.884)
Other Operating Expenses, Net	(2.099.869)	(2.113.000)	(2.203.343)	(2.203.343)

	(13.846.815)	(12.409.339)	(12.208.518)	(11.019.062)
Participation in Subsidiaries and
Affiliated companies
Equity pick-up	(131.005)	158.317	1.923.741	2.357.631

Operating Income	24.513.080	26.682.805	21.751.235	24.538.236
Non-operating expenses	401.374	(57.471)	338.225	(271.481)

Income before Taxes/Profit Sharing and
Minority Interests	24.914.454	26.625.334	22.089.460	24.266.755
Social contribution	(2.179.960)	(2.438.546)	(1.862.850)	(2.074.630)
Income Tax	(6.348.474)	(6.991.871)	(5.109.985)	(5.698.262)

Income before profit sharing for
employees and management and
minority interest	16.386.020	17.194.917	15.116.625	16.493.863
Profit sharing for employees and
management

Income before Minority Interest	16.386.020	17.194.917	15.116.625	16.493.863
Minority Interest	(677.632)	(97.332)

Net Income for the period	15.708.388	17.097.595	15.116.625	16.493.863

* Including the effects of CVM Resolution 534/08

Pag: 15

3 Cash and cash equivalents

	R$ thousand		R$ thousand

	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Cash and banks	2.072.151	1.714.885	776.449	418.821
Short Term Investments
- Local:
Exclusive investment funds:
. Currency
. DI	2.014.471	1.828.284	1.028.110	19.421
. Government Bonds	686.853	614.936
. Credit Rights			13.382.680	10.779.696
Financial investment funds:
. Currency	13.968	19.873
. DI	1.610.151	1.545.405
Other	378.505	483.609

	4.703.948	4.492.107	14.410.790	10.799.117

- Foreign:
. “Time deposit”	2.504.667	2.199.113	1.429.640	1.964.897
. Fixed-income securities	1.765.482	3.153.505	741.116	1.905.239

	4.270.149	5.352.618	2.170.756	3.870.136

Total short term Investments	8.974.097	9.844.725	16.581.546	14.669.253

Total cash and cash equivalents	11.046.248	11.559.610	17.357.995	15.088.074

Local short term investments provide immediate liquidity and are mainly comprised of quotas in exclusive funds, which are invested in federal public bonds and financial derivative operations, executed by fund managers and tied to US Dollar futures contracts and Interbank Deposits (DI) guaranteed by the Brazilian Stock and Futures Exchange (BM&F). Exclusive funds do not have any significant financial obligations and are limited to daily obligations of adjustments to the positions of the BM&F, auditing services, service fees regarding custody of assets and execution of financial operations and other administrative expenses. Short-term investment balances are recorded at cost plus accrued income, which is recognized proportionately up to the balance sheet date at amounts not exceeding their respective market values.

Pag: 16

On June 30, 2008, the Parent Company had amounts invested in the Petrobras Group’s Non-Standardized Credit Rights Investment Fund (FIDC-NP). This investment fund is predominantly intended for acquiring credit rights, performed and/or non-performed, of operations carried out by companies in the Petrobras System, and aims to optimize the financial management of the funds of the Parent Company and its Subsidiaries. Petrobras consolidates the FIDC-NP in its financial statements. The assignment of credit rights recorded in the current liabilities of the Parent Company in the amount of R$ 14.698.536 thousand, was offset in the Consolidated statements by the amounts invested in the FIDC-NP. The investments in government bonds of the FIDC-NP are recorded under cash and cash equivalents (Consolidated statements) according to their respective terms.

At June 30, 2008 and March 31, 2008, the Company and its subsidiary PifCo had amounts invested abroad in an exclusive investment fund that held, among others, debt securities of some of the Petrobras System companies and a Special Purpose Company established in connection with the Company’s projects, mainly the CLEP and Malhas projects, in the amount equivalent to R$ 7.171.950 thousand and R$ 7.481.013 thousand, respectively. This amount refers to consolidated companies and was offset against the balance of financing classified under current and non-current liabilities.

4 Accounts receivable, net

	R$ thousand

	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008		03.31.2008

Customers
Third parties	16.296.820	13.903.409	4.217.431		4.557.232
Related parties (Note 5.1)	1.307.565	1.183.366	64.424.732	(*)	57.518.178	(*)
Other	2.940.507	2.737.303	2.196.563		1.680.301

	20.544.892	17.824.078	70.838.726		63.755.711

Less: Uncollectible accounts	(2.290.390)	(2.349.012)	(287.405)		(278.969)

	18.254.502	15.475.066	70.551.321		63.476.742

Less: long-term accounts receivable, net	(2.653.642)	(2.259.497)	(53.354.638)		(50.858.612)

Short-term accounts receivable, net	15.600.860	12.945.569	17.196.683		12.618.130

(*) It does not include dividends receivable of R$ 542.011 thousand as at June 30, 2008 (R$ 477.884 thousand as at March 31, 2008) and reimbursements receivables of R$ 1.532.408 thousand as at June 30, 2008 (R$ 1.433.400 thousand as at March 31, 2008).

Pag: 17

	R$ thousand

	Consolidated		Parent Company

Change in provision for uncollectible accounts	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Balance at beginning of the period	2.349.012	2.287.957	278.969	202.692
Additions	22.115	101.477	10.573	80.060
Write offs (*)	(80.737)	(40.422)	(2.137)	(3.783)

Balance at end of quarter	2.290.390	2.349.012	287.405	278.969

Short-term	1.416.888	1.392.946	287.405	278.969
Long-term	873.502	956.066

(*) Includes exchange variation of provision for uncollectible accounts constituted at foreign companies.

5 Related Parties

Petrobras carries out commercial transactions with its subsidiaries, affiliated companies and special purpose companies on normal market terms. The transactions for purchase of oil and oil products from the subsidiary PifCo carried out by Petrobras feature longer term for settlement, since PifCo is a subsidiary created for this purpose, considering the levy of the related changes in the period. The amounts related to export prepayments and international market funding are made at the same rate obtained by the subsidiary. The value, income and/or charges in connection with other transactions, especially intercompany loans, are established on normal market terms and/or in accordance with applicable legislation.

Pag: 18

5.1 Assets

	R$ thousand

	Parent Company

	Current Assets			Long-term Assets

	Account receivables,mainly from sales	Cash and cash equivalents	Dividends receivable	Advance for capital increase	Amounts referring to the construction of gas pipelines	Intercompany operations	Other operations	Reimbursements receivable	Total assets

Petroquisa and its subsidiaries *	139.832					4			139.836
Petrobras Distribuidora and its subsidiaries*	1.451.014		509.190			227.946			2.188.150
Gaspetro and its subsidiaries*	637.408		32.821	8.028	749.097	12.766			1.440.120
PifCo and its subsidiaries	6.369.394					32.190.032	18.045		38.577.471
PNBV and its subsidiaries	17.041			7.828			4.204		29.073
Downstream and it subsidiary	457.500					275.102			732.602
Transpetro and it subsidiary	542.452								542.452
PIB-BV Holanda and its subsidiaries *	162.548						60.505		223.053
Brasoil and it subsidiary	43					18.173.533	4.131		18.177.707
BOC						438.602	45		438.647
17 de Maio and it subsidiary	101.981								101.981
Petrobras Comercializadora de Energia Ltda.	50.245								50.245
Quattor Participações and its subsidiaries	155.774								155.774
Credit Rights Investment Fund **	(300.688)	13.382.680							13.081.992
Others	752.831			144.810		452.305	11		1.349.957
Petrobras Negócios Eletrônicos	4.049								4.049
Thermoelectrics	344.648			144.810		452.305			941.763
Affiliated	106.319								106.319
Other	297.815						11		297.826
Specific Purpose Companies	819.675							1.532.408	2.352.083

06/30/2008	11.357.050	13.382.680	542.011	160.666	749.097	51.770.290	86.941	1.532.408	79.581.143
03/31/2008	7.288.614	10.779.696	477.884	322.344	847.903	48.960.349	98.969	1.433.399	70.209.158

* Includes transactions with jointly-owned subsidiaries
** Includes R$377,776 thousand of prepaid expenses.

R$ thousand

Interest Rates of Intercompany Assets

Index	June-08	March-08

TJLP + 5% p.a.	277.078	294.804
LIBOR + 1 to 3% p.a.	50.802.165	47.971.106
1,70% p.a.	275.102	342.806
101% of CDI	184.192	188.416
14,5% p.a.	86.987	85.102
IGPM + 6% p.a.	144.761	78.111
Other rates	5	4

	51.770.290	48.960.349

Bolivia-Brazil Gas pipeline

The Bolivian section of the gas pipeline is the property of Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

Pag: 19

A US$ 350 million turn-key contract for the construction of the Bolivian section of the pipeline was signed by Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which assigned its rights under this contract to GTB, to be paid over 12 years, from January 2000 onwards, in the form of transportation services.

On June 30, 2008, the balance of the rights to future transportation services, on account of costs already incurred in the construction up to that date, including interest of 10,7% p.a., is R$ 422.616 thousand (R$ 482.039 thousand on March 31, 2008), being R$ 321.646 thousand (R$ 376.930 thousand on March 31, 2008) classified under non-current assets as advances to suppliers. This amount also includes R$ 98.270 thousand (R$ 108.864 thousand on March 31, 2008) relating to the anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a Gaspetro subsidiary. On June 30, 2008, Petrobras' total receivables from TBG for management, recharge of costs and financing relating to the construction of the gas pipeline and anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO) amounted to R$ 749.097 thousand (R$ 847.903 thousand on March 31, 2008), classified under non-current assets as accounts receivable net.

Pag: 20

5.2 Liabilities

	R$ thousand

	Parent Company

	Current Liabilities						Non-Current Liabilities

	Suppliers of mainly oil and oil products	Advance from customers	Oil rigs freight	Operations with Project Financing	Non- Standardized Credit Rights Investment Fund	Other Operations	Intercompany Loans	Export prepayments	Other Operations	Total Liabilities

Petroquisa and its subsidiaries *	(16.938)					(134)	(44.176)			(61.248)
Petrobras Distribuidora and its subsidiaries *	(230.358)	(64.679)							(747.107)	(1.042.144)
Gaspetro and its subsidiaries *	(587.858)	(157.471)								(745.329)
PifCo and its subsidiaries	(35.695.874)	(45.997)						(581.123)		(36.322.994)
PNBV and its subsidiaries	(115.998)		(1.259.067)							(1.375.065)
Downstream and its subsidiary	(106.942)									(106.942)
Transpetro and its subsidiary	(721.173)					(50)				(721.223)
PIB-BV Holanda and its subsidiaries *	(190.893)	(25.578)				(354)				(216.825)
Brasoil and its subsidiary	(17.279)	(834)	(13.232)							(31.345)
Petrobras Comercializadora de Energia Ltda.	(454)									(454)
Quattor participações	(50.126)									(50.126)
Credit Rights Investment Fund					(14.698.536)					(14.698.536)
Other subsidiaries and associated companies	(615.352)	(32)				(34)				(615.418)
Petrobras Negócios Eletrônicos	(5.259)									(5.259)
Thermoeletrics	(510.726)									(510.726)
Afilliated Companies	(72.367)									(72.367)
Others	(27.000)	(32)				(34)				(27.066)
Specific Purpose Companies	(75.699)			(283.592)						(359.291)

06/30/2008	(38.424.944)	(294.591)	(1.272.299)	(283.592)	(14.698.536)	(572)	(44.176)	(581.123)	(747.107)	(56.346.940)
03/31/2008	(33.724.784)	(294.190)	(1.312.139)	(325.178)	(11.134.392)	(431)	(43.181)	(667.728)	(965.264)	(48.467.287)
* Includes transactions with jointly-owned subsidiaries

Pag: 21

5.3 Income Statement

	R$ thousand

	Parent Company

	Income Statement

	Operational income mainly from sales	Financial income (Expenses), net	Monetary Exchange Variations, net	TOTAL

Petroquisa and its Subsidiaries *	164.399		1.174	165.573
Petrobras Distribuidora and its Subsidiaries *	23.278.806	(66.473)	15.416	23.227.749
Gaspetro and its Subsidiaries *	2.076.716	(6.718)	(71.253)	1.998.745
PifCo and its Subsidiaries	10.238.316	(30.142)	(264.173)	9.944.001
PNBV and its Subsidiaries			134.369	134.369
Downstream and its Subsidiary	2.023.630	2.354	(12.514)	2.013.470
Transpetro and its Subsidiary	227.552		4.272	231.824
PIB-BV Holanda and its Subsidiaries *	63.130		(4.443)	58.687
Brasoil and its Subsidiary		614.285	(1.993.656)	(1.379.371)
BOC		15.073	(48.715)	(33.642)
Petrobras Comercializadora de Energia Ltda	239.766			239.766
Ipiranga Asfaltos	35.495			35.495
Quattor Participações and its Subsidiary	550.177			550.177
Refinaria Petroleo Ipiranga	107.843			107.843
Credit Rights Investment Fund		48.110		48.110
Other Subsidiaries and Associated Companies	3.210.318	16.048	(11.527)	3.214.839
Petrobras Negócios Eletrônicos	3.650		103	3.753
Thermoeletrics	84.238	18.273	(18.013)	84.498
Affiliated companies	3.122.430	(2.225)	6.415	3.126.620
Others			(32)	(32)
Specific Purpose Companies	33.876			33.876

06/30/2008	42.250.024	592.537	(2.251.050)	40.591.511
06/30/2007	33.692.463	629.675	(1.674.350)	32.647.788
* Includes transactions with jointly-controlled subsidiaries.

5.4 Transactions with Government Entities and Pension Funds

The Company is controlled by the Federal Government and carries out several transactions with government entities in the normal course of its operations.

Pag: 22

Significant transactions with government entities and the pension funds are presented as follows:

	R$ thousand

	Consolidated

	06.30.2008		03.31.2008

	Assets	Liabilities	Assets	Liabilities

Petros (Pension Fund)	1.346.948	594.797	1.335.876	559.484
Banco do Brasil S.A.	3.676.914	2.041.001	2.759.697	2.216.345
BNDES		7.703.183		7.742.927
Federal Government - Dividends Proposed				725.119
Judicial Deposits (CEF and BB)	1.524.764	161.982	1.542.214	155.475
Petroleum and alcohol account - Federal
Government Credits	801.042		799.362
Government Bonds	4.184.665		3.570.581
Other	789.617	640.438	651.870	393.514

	12.323.950	11.141.401	10.659.600	11.792.864

Current	4.758.932	1.194.064	3.165.310	3.739.898
Non-current	7.565.018	9.947.337	7.494.290	8.052.966

Balances are classified in Balance Sheet as follows:

	R$ thousand

	Consolidated

	06.30.2008		03.31.2008

	Assets	Liabilities	Assets	Liabilities

Assets
Current	4.758.932		3.165.310

Cash and cash equivalents	4.143.792		2.709.177
Accounts receivable, net	196.155		85.132
Other current assets	418.985		371.001

Non-current	7.565.018		7.494.290

Petroleum and alcohol account - STN	801.042		799.362
Judicial deposits	1.524.706		1.542.214
Advances to pension plan	1.346.948		1.335.876
Marketable securities	3.661.390		3.569.733
Other long term assets	230.932		247.105

Liabilities
Current		1.194.064		3.739.898

Financing loans		462.035		2.105.627
Proposed dividends				725.119
Other current liabilities		732.029		909.152

Non-current		9.947.337		8.052.966

Financing loans		9.438.064		7.586.680
Other liabilities		509.273		466.286

	12.323.950	11.141.401	10.659.600	11.792.864

Pag: 23

6 Inventories

	R$ thousand

	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Products:
Oil products (*)	7.223.736	6.171.078	5.219.834	5.028.331
Fuel alcohol (*)	251.820	323.394	71.611	107.159

	7.475.556	6.494.472	5.291.445	5.135.490

Raw materials, mainly crude oil (*)	10.889.875	8.161.855	8.606.474	6.424.899
Maintenance materials and supply (*)	3.071.086	3.050.285	2.700.102	2.661.925
Advances to suppliers	1.300.156	1.456.771	1.257.600	1.305.272
Other	476.573	467.990	24.007	62.370

Total	23.213.246	19.631.373	17.879.628	15.589.956

Short-term	22.998.563	19.395.378	17.664.945	15.353.961
Long-term	214.683	235.995	214.683	235.995

(*) includes imports in progress.

7 Petroleum and alcohol account - STN

In order to conclude the settlement of accounts with the Federal Government, pursuant to Provisional Measure nº 2.181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining outstanding differences between the parties.

As at June 30, 2008, the balance of the account of R$ 801.042 thousand (R$ 799.362 thousand as at March 31, 2008) could be settled by the Federal Government by issuing National Treasury notes, equal in value to the final balance of the settlement of accounts or by offsetting against other amounts that Petrobras may owe the Federal Government at the time, including tax-related amounts or a combination of foregoing operations.

Pag: 24

8 Marketable securities

Marketable securities classified as non-current assets are comprised as follows:

	R$ thousand

	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

NTN-B	3.327.564	3.410.210	3.327.564	3.410.210
Bank securities		8.624
B Certificates	108.327	133.981
Other	180.239	177.200	8.429	8.363

	3.616.130	3.730.015	3.335.993	3.418.573

The B Series National Treasury Notes will be used to guarantee future long term agreements entered into with Petros, to settle amounts owed by Petrobras. The face value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index - IPCA. Interest coupons will be paid at half-yearly intervals at the rate of 6% p.a. based on the present nominal value of these notes. The due dates of these notes are 2024 and 2035, with withdrawal to be made in full on their respective maturity dates.

The B certificates, which were received by Brasoil on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011 and yield interest equivalent to the Libor rate plus 0,70% p.a. to 4,25% p.a.

9 Project financings

Petrobras develops projects together with local and international finance agencies and companies in the oil and energy sector to establish operational partnerships for the purpose of making viable investments necessary in the business areas in which the Company operates.

Considering that the project financings are implemented by Special Purpose Companies (SPCs), the activities of which are, essentially, controlled by Petrobras, the expenditure incurred by the Company on projects being negotiated or which have been negotiated with third parties are classified in the consolidated financial statements as non-current assets - property, plant and equipment.

Pag: 25

9.1 Special purpose companies

a) Project Financings

Project/ Estimated Amount of Investment	Purpose	Main guarantees	Current phase

Barracuda and Caratinga	To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin. The SPC Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project, and is also the owner of them.	Guarantee provided by Brasoil to cover BCLC’s financial requirements.	In operation, with constitution of assets in final stages.

US$ 3,1 billion

Marlim	Consortium with Companhia Petrolífera Marlim (CPM), which furnishes Petrobras with submarine equipment for oil production at the Marlim field.	70% of the field production limited to 720 days.	In operation.

US$ 1,5 billion

NovaMarlim	Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which furnishes submarine oil production equipment and refunds operating costs arising from operating and maintaining the field assets, by way of an advance already made to Petrobras.	30% of the fieldproduction limited to 720 days.	In operation.

US$ 834 million

CLEP	Companhia Locadora de Equipamentos Petrolíferos (CLEP), furnishes Petrobras assets related to oil production located in the Campos Basin through a lease agreement for the period of 10 years, and at the end of it Petrobras will have the right to buy shares of the SPC or project assets.	Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	In operation.

US$ 1,25 billion

PDET	PDET Offshore S.A. is the future owner of the Project assets whose objective is to improve the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and to export. The assets will later be leased to Petrobras for 12 years.	All of the project’s assets will be pledged as collateral.	In stage of constitution of assets.

US$ 1,18 billion

Pag: 26

Project/ Estimated Amount of Investment	Purpose	Main guarantees	Current phase

Malhas	Consortium formed by Transpetro, Transportadora Associada de Gás (TAG) ex - TNS, Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to Malhas Consortium through assets related to natural gas transportation. TAG (a 100% Gaspetro subsidiary) furnishes assets that have already been previously set up. Transpetro is the gas pipelines operator.	Prepayments based on transportation capacity to cover any consortium cash insufficiencies.	It became operational on January 01, 2006. The Campinas - Rio stretch of the pipeline was completed on May 18, 2008 and is currently awaiting the operating license (OL) and authorization to operate (AO), while the Catu-Carmópolis pipeline is in the final stages of completion.

US$ 1,11 billion

Modernization of Revap	The objective of this project is to raise the Henrique Lage (Revap) refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new national specifications and reducing pollution levels. To achieve this, the SPC Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was founded, which will construct and lease to Petrobras a Retarded Coking plant, a Coke Naphtha Hydro-treatment plant and related plants to be installed at this refinery.	Prepaid rental to cover any cash deficiencies of CDMPI.	In stage of constitution of assets.

US$ 900 million

Cabiúnas	Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC) furnishes assets to Petrobras under an international lease agreement.	Pledge of 10,4 billion m3 of gas.	In operation.

US$ 850 million

Other (Albacora, Albacora/Petros and PCGC)		Ownership of the assets or additional lease payment if the revenue is not sufficient to cover payables to lenders.	In operation.

US$ 495,5 million

Pag: 27

b) Project financings in progress

Project/ Estimated Amount of Investment	Purpose	Main guarantees	Current phase

Gasene	Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1,4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state.	Pledge of credit rights.	Long term loan negotiated in December 2007 with BNDES in the amount equivalent R$ 4,51 billion, including funds transferred from the China Development Bank (CDB) in the amount of US$ 750 million. Loan obtained from BB Fund SPC of up to R$800 million for the construction of the gas pipeline, with the issue of US$ 210 million in Promissory Notes, in October 2006. The first stretch of the Gasene Project, the Cabiúnas-Vitória gas pipeline, is currently in the testing phase, while the second stretch, the Cacimbas-Catu pipeline is in the construction phase.

US$ 2,96 billion		Pledge of shares of the SPC.

Marlim Leste (P-53)	To develop production in the Marlim Leste field, Petrobras will use a Stationary Production Unit (UEP), P-53, to be chartered from Charter Development LLC. The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signing thereof.	All assets of the projects were given in guarantee	Short-term financing for conclude the platform in the amount of US$ 186 million obtained through issuance of Promissory Notes by the SPC. The assets are in the construction stage, scheduled to be completed in the second half of 2008.

US$ 1,78 billion

Amazônia	Development of a project in the Gas and Energy area that includes the construction of a 385 km gas pipeline between Coari and Manaus, and a 285 km GLP pipeline between Urucu and Coari, both under the responsibility of Transportadora Urucu -Manaus S.A. and the construction of a thermoelectric plant, in Manaus, with capacity of 488 MW through Companhia de Geração Termoelétrica Manauara S.A.	Pledge of credit rights.	A long-term loan obtained in December 2007 from BNDES in the amount of R$ 2,49 billion. Loan obtained in the amount of R$ 1 billion from the BB Fund SPC, of which US$ 265 million have been issued in Promissory Notes. The Urucu-Coari and Coari-Manaus pipelines are under construction, and the Aparecida and Mauá branches are in the contracting stage.

US$ 1,37 billion		Pledge of shares of the SPC.

Pag: 28

Mexilhão	Construction of a platform (PMXL-1) to produce natural gas at Mexilhão and Cedros’ fields, in the Santos Basin, in São Paulo State through Companhia Mexilhão do Brasil (CMB), responsible for obtaining the funds necessary to build the platform. Once built, the PMXL-1 will be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields.	To be defined.	Obtainment of short-term funds up to the amount of US$ 416 million, through the issuance of Promissory Notes acquired by the BB Fund. Constitution of the assets is underway.

US$ 756 million

9.2 Reimbursements receivable and ventures under negotiation

The receivable balance, net of advances received, referring to the costs incurred by Petrobras on projects already negotiated with third parties, is classified in the non-current assets, as Project Financings, and is broken down as follows:

	R$ thousand

	Parent Company

Projects	06.30.2008	03.31.2008

Cabiúnas	752.912	752.912
PDET	1.129.396	1.075.784
Malhas-Nordeste	96.351	96.351
Malhas-Sudeste	77.769	77.480
Other	129	129

Total	2.056.557	2.002.656

Advances	(524.149)	(569.256)

Total net reimbursements receivable	1.532.408	1.433.400

Ventures under negotiation (*)	544.642	390.125

Total project financings	2.077.050	1.823.525

(*) Includes expenses already incurred by Petrobras on projects for which partners have not yet been specified.

Pag: 29

9.3 Project financings obligations

		R$ thousand

		Parent Company

	Project	06.30.2008	03.31.2008

PDET Offshore S.A.	PDET	200.333	200.333
NovaMarlim Petróleo S.A.	NovaMarlim	83.259	124.845

Total		283.592	325.178

a) NovaMarlim Project

NovaMarlim Petróleo S.A. provided funding for the project, the balance of which, net of operating costs already incurred by Petrobras in the amount of R$ 2.031.276 thousand (R$ 1.989.690 thousand as of March 31, 2008) and transferred assets of R$ 49.465 thousand. On June 30, 2008 the amount of the obligation reached R$ 83.259 thousand (R$ 124.845 thousand as of March 31, 2008) classified in the Current Liabilities as Project Financings.

b) PDET Project

PDET Offshore S.A passed to Petrobras R$ 1.198.357 thousand as an advance for the future sale of assets and reimbursement of expenses incurred by Petrobras. In December 2007, Petrobras ceded a contract with Consórcio Norberto Odebrecht Engenharia S.A. (CNO) to PDET Offshore S.A. in the total amount of R$ 998.024 thousand. This left Petrobras with a balance of R$ 200.333 thousand, classified in the current liabilities as Project Financings.

9.4 Accounts payable related to consortiums

	R$ thousand

	Consolidated

	06.30.2008	03.31.2008

Cia. Petrolífera Marlim	173.939	67.832
Nova Marlim Petróleo	41.602	60.771
Fundação Petrobras de Seguridade Social - Petros	22.837	18.647

Total	238.378	147.250

Petrobras maintains consortium contracts for the purpose of supplementing the development of oil field production, of which the accounts payable to consortium partners amounted to R$ 238.378 thousand as of June 30, 2008 (R$147.250 thousand as of March 31, 2008), classified in the current liabilities as Project Financings.

Pag: 30

10 Judicial deposits

The judicial deposits are presented in accordance to the nature of the claims, are as follows:

	R$ thousand

	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Labor	603.569	577.902	579.298	551.287
Tax (*)	836.891	883.445	634.169	683.603
Civil (*)	273.112	255.688	242.141	227.997
Other	8.653	11.338	2.759	2.957

Total	1.722.225	1.728.373	1.458.367	1.465.844

(*) Net of the judicial deposit relating to the judicial proceeding provisioned for, when applicable.

Other information

• Search and apprehension of ICMS/taxpayer substitution payments considered to be not due

Petrobras was sued in the courts of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District, by oil distribution companies under the allegation that it does not pass on to state governments the Domestic Value-Added Tax (ICMS) collected according to the legislation upon fuel sales.

Of the total amount related to legal actions of approximately R$ 728.895 thousand, up to June 30, 2008, R$ 80.159 thousand had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, with a provision having been made for losses of R$ 73.902 thousand. On appeal, these judicial rulings of advance relief were annulled.

Petrobras, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that had been unduly withdrawn from its accounts.

• Other restricted deposits

The courts have blocked other amounts due to labor claims that totaled R$ 23.213 thousand as of June 30, 2008 (R$ 40.643 thousand as of March 31, 2008), recorded in non-current assets as judicial deposits.

Pag: 31

11 Investments

11.1 Investments in Subsidiaries, Jointly-owned Subsidiaries and Affiliated Companies

	R$ thousand

	06.30.2008	03.31.2008

Subsidiaries
Petrobras Distribuidora S.A. - BR	7.015.564	7.179.514
Petrobras Gás S.A. - Gaspetro	3.895.559	3.546.576
Termorio S.A.	2.695.088	2.604.395
Petrobras Química S.A - Petroquisa	2.411.608	2.233.692
Petrobras Transporte S. A. - Transpetro	1.781.378	1.700.255
Petrobras Netherlands B.V - PNBV	1.543.605	1.447.151
Downstream Participações Ltda.	1.115.416	1.065.862
Petrobras Internacional Braspetro B.V. - PIB BV	848.905	831.699
Termomacaé Ltda.	775.798	732.796
17 de Maio Participações S.A.	663.954
Braspetro Oil Services Company - Brasoil	337.928	419.412
Termobahia S.A.	316.459	313.337
FAFEN Energia S.A.	236.899	233.666
Baixada Santista Energia Ltda.	217.876	218.456
5283 Participações Ltda.	213.674	217.149
Petrobras Comercializadora de Energia - PBEN	206.999
Termoceará Ltda.	186.429	174.127
SFE - Sociedade Fluminense de Energia Ltda.	175.543	139.420
UTE Juiz de Fora S.A.	145.396	146.643
Fundo de Investimento Imobiliário RB Logística - FII	55.213	52.995
Petrobras Negócios Eletrônicos S.A. - E-Petro	22.836	21.609
Petrobras Bicombustível S.A.	10
Refinaria Abreu e Lima S.A.	7
Dapean Participações S.A		861.501
Goodwill/Discount in subsidiaries	309.655	1.061.766

	25.171.799	25.202.021

Jointly-Owned Subsidiaries
Termoaçu S.A.	458.519	458.519
UTE Norte Fluminense S.A.	58.890	56.738
Other	11.390	4.038

	528.799	519.295

Affiliated Companies
Quattor Participações S.A.*	688.716
UEG Araucária Ltda.	132.342	131.994
Goodwill/discount in Affiliated companies	1.788.020	635.878

	2.609.078	767.872

Rights and Advances for Acquisition of Investments
Northern Distribution Assets - CBPI		1.101.395
Refinaria de Petróleo Ipiranga S.A. (RPI)**

		1.101.395

Other Investments	349.190	349.521

	28.658.866	27.940.104

* New name of Dapean Participações S.A. after the incorporation of Fasciatus Participações S.A.
** Provision for losses made in the amount of R$ 8.828 thousand.

Pag: 32

11.2 Goodwill and discount

Goodwill of US$ 412 million, equivalent to R$ 655.863 thousand, was recorded on the acquisition, in September 2006, of 50% of Pasadena Refining System Inc. (PRSI) through the intermediary of Petrobras America Inc. (PAI), of which US$ 201 million, equivalent to R$ 319.972 thousand, was based on the appreciation of assets, with amortization calculated in accordance with the useful life of the assets, and US$ 211 million, equivalent to R$ 335.891 thousand, on the expectation of future income, with amortization over 10 years.

In the acquisition of share control of Suzano Petroquímica S.A., through the intermediary of Pramoa Participações S.A., goodwill was calculated at R$ 1.241.303 thousand, determined on the economic basis of expected future income, with amortization over 10 years.

In the merger of Grust Holding S.A. into Braskem, initiated by Petroquisa in order to integrate the Southern petrochemical assets, a discount with no economic basis was recorded amounting to R$ 424.167 thousand, to be amortized only on the sale or disposal of the investment. Prior to this transaction, Grust Holding S.A. held a direct and indirect interest of 36,5% in Copesul and direct shareholdings of 40% in Ipiranga Química (IQ) and 40% in Petroquímica Paulínia (PPSA).

Changes in goodwill/discount

	R$ thousand

		Parent
	Consolidated	Company

Balance of goodwill/discount as of 12.31.2007	1.619.927	1.075.958

Goodwill on the acquisition of shares of Ipiranga Quimica	669.841	669.841
Goodwill on the acquisition of shares of Alvo	472.989	472.989
Discount on the acquisition of shares of Braskem	(424.167)
Amortization of goodwill	(187.750)	(143.164)
Amortization of discount	22.303	4.331
Other (*)	(22.876)	17.720

Balance of goodwill/discount as of 06.30.2008	2.150.267	2.097.675

(*) Includes foreign exchange variation on balances of companies abroad

In the parent Company financial statements, the balance of discount, in the amount of R$ 259.824 thousand is recorded under investments and in the consolidated financial statements, the amount of R$ 61.782 thousand is recorded as deferred income.

Pag: 33

11.3 Investments in listed companies

Indirect investments in quoted companies whose shares are traded on the stock market are as follows:

				Price on stock exchange		Market value
	Lot of thousand shares			(R$ per share)		R$

COMPANY	06.30.2008	03.31.2008	Type	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Subsidiaries
Pepsa	1.249.717	1.249.717	ON	2,02	2,04	2.524.428	2.549.423
Pesa (*)	229.729	229.729	ON	5,26	4,70	1.208.375	1.079.726

						3.732.803	3.629.149

Affiliated Companies
Braskem	59.014	12.111	ON	14,49	14,75	855.113	178.637
Braskem	93.517	18.553	PNA	12,76	14,90	1.193.277	276.440
Quattor Petroquímica	50.588	76.322	PN	10,60	10,62	536.233	810.540
PQU	16.911	8.738	ON	14,25	14,45	240.982	126.264
PQU	15.406	8.738	PN	14,16	14,37	218.149	125.565

						3.043.754	1.517.446

(*) These shares do not include Pepsa’s interest.

The market value of these shares does not necessarily reflect the realization value of a representative lot of shares.

11.4 Other Information

a) Investments in Ecuador

a.1) Agreement with Teikoku Oil Co. Ltd. on operations in Ecuador

On January 11, 2007, the Ecuadorian Ministry of Mines approved the previous agreement executed in January 2005 for the sale by Petrobras Energia S.A. (Pesa) to Teikoku of 40% of the rights and obligations of the participation agreements in blocks 18 and 31 in Ecuador and the assignment of 40% of the oil transportation contract with Oleoducto de Crudos Pesados Ltd. (OCP). The parties are currently carrying out the necessary procedures to obtain the amendments to these participation agreements, which have to be approved by Petroecuador, to incorporate Teikoku Oil Ecuador S.A. as a partner in these blocks. Once these amendments have been made, the economic terms and conditions of this transaction will start to take effect.

Pag: 34

In March 2008, Petroecuador notified EcuadorTLC S.A. about a request for prescription of the contract for block 18 filed by the Attorney General’s Office (Ecuador), based on alleged irregularities in the process to assign 40% of its interest in block 18 and in Palo Azul to Teikoku Oil Ecuador, as well as an alleged failure to register that which the Attorney General understands to be necessary for forming a Consortium comprising the individual parties to the participation agreements and, in addition, for repeated penalties having been applied for infringements of the Hydrocarbons Law .

Ecuador TLC replied to Petroecuador’s notification on April 2008, attaching all the documentation proving the allegations to be false, given that the transfer of the interest had been duly approved by all the government authorities involved and that a firm Ministerial Agreement exists that authorizes the assignment and obliges Petroecuador to amend the participation agreement and proceed to grant the respective deeds.

a.2.) New Hydrocarbons Law

In April 2006, the “Ley Reformatória” which amended the “Ley de Hidrocarburos” was enacted in Ecuador and regulated in July 2006, establishing that the Government shall hold a minimum interest of 50% in the extraordinary revenues generated by increases to the sale price of Ecuadorian oil as compared to the monthly average oil sale price established at the date the respective oil sale contracts were executed, stated in the currency of the month of settlement.

In January 2007, EcuadorTLC, a subsidiary of Pesa, paid the amount equivalent to R$ 46.053 thousand charged by Petroecuador, relating to the period from April to December 2006, and from this date onwards, despite disagreeing with the change, EcuadorTLC began making the payments based on the criteria established by Petroecuador.

In July 2007, Petroecuador notified EcuadorTLC of the differences in the value calculated for the Palo Azul field relating to the period from January to June 2007 in the amount equivalent to R$ 25.470 thousand, using a different methodology to calculate the shares. EcuadorTLC requested that Petroecuador reconsider the criteria utilized for the calculation, as it maintains that it had applied the criteria suggested by the Attorney General and the same method of calculation used by Petroecuador in January and February 2007.

Pag: 35

In October 2007, the “Dirección Nacional de Hidrocarburos” (DNH) notified EcuadorTLC of a new charge, relating to the period from April 25, 2006 to December 31, 2006, including interest, which implies an additional expense of US$ 30 million.

On October 18, 2007 the Hydrocarbons Law was amended, increasing the State’s share in the extraordinary surpluses in the price of the oil to 99%, thus reducing the share of the oil companies to 1%. On December 28, Ecuador’s Constituent Assembly passed the “Ley de Equidad Tributaria”, which implements a major tax reform, including new taxes, as from January 01, 2008

The set of changes produced by the above-mentioned reform altered the terms established by the parties with regard to the approval of the respective participation agreements, affecting projections of profitability of the current business operations in Ecuador and the ability to recoup the investments made. Consequently, in order to adjust the book value of the assets to their estimated recovery value, a provision amounting to R$ 308.796 thousand (US$ 174.333 thousand) was recognized as at December 31, 2007.

On January 18, 2008, Petroecuador informed the existence of a single debt of US$ 66 million, corresponding to the differences accumulated between April 2006 and December 2007.

Based on the opinion of its legal counsel, EcuadorTLC S.A. considers Law 42/2006, to constitute a violation of the contractual rights. In line with this position, as from January 2008, EcuadorTLC stopped recording the amounts charged by Petroecuador with regard to that law. The amounts charged relating to the period from January to June 2008 total US$ 166 million. The financial statements of June 30, 2008 do not include any provision for these contingencies.

In order to protect the position held by EcuadorTLC, a notification was sent to the Attorney General’s Office of Ecuador with the terms provided in the “Tratado de Protección de Reciproca de Inversiones” entered into between the Republic of Ecuador and the Republic of Argentina, which once the timeframes for negotiation between the parties have expired, enables recourse to the forms of arbitration set forth in the treaty, in order to obtain a solution to the deadlock.

Pag: 36

The Company is currently in negotiations with the Ecuadorian government to restore the economic equilibrium of the operations in blocks 18 and 31, which was upset as a result of the above mentioned measures. The Company is unable to guarantee that the economic and financial equilibrium of the operations in Ecuador, with regard to long term profitability, will be reestablished as a result of these negotiations.

b) Investments in Argentina

• Sale of shareholding in a power company in Argentina - Compañia Inversora em Transmisión Eléctrica S.A. - Citelec

On December 14, 2007, the regulatory organizations and the competent authorities of Argentina approved the transfer, by Petrobras Energia S.A. - PESA, of the shares of Compañia Inversora en Transmisión Elétrica S.A. - Citelec, which has a 52,67% interest in Compañia de Transporte en Energia Eléctrica en Alta Tensión - Transener S.A., to Energía Argentina S.A. - Enarsa and to Electroingenieria S.A, in equal parts.

The sale is part of a commitment undertaken by Petrobras Participaciones S.L. with the Argentinean government when it became the majority shareholder of PEPSA, the parent company of PESA.

The sale was made at a price of US$ 54 million (R$ 95.650 thousand) and did not generate any significant gains. The agreement provided for an additional amount to be paid, resulting from the full tariff review applicable to June 30, 2008. As up to this date no tariff review has been approved, there has been no corresponding revenue from this source.

c) New Investments Abroad

On 2008, Petrobras signed a share purchase agreement to buy 87,5% of the shares of the Japanese company Nansei Sekiyu Kabushiki Kaisha (NSS), that comprises a refinery with a capacity of 100.000 bpd, which refines light oil and produces high quality oil products, an oil and oil products terminal with a storage capacity of 9,6 million barrels, three piers with a capacity to receive ships laden with up to 97.000 deadweight tonnage (dwt) and a single point mooring for Very Large Crude Carrier (VLCC) vessels of up to 280.000 dwt.

Share control was effectively transferred in April 2008.

Pag: 37

d) Ipiranga Group

On April 18, 2007, Ultrapar (on its own behalf), having Braskem S.A. and Petróleo Brasileiro S.A. - Petrobras (both through a commission agreement) as intervening parties, acquired control of the companies comprising the Ipiranga Group. Under the terms of the investment agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar took control over the fuel and lubricant distribution businesses in the South and South-East regions (“Southern Distribution Assets”), Petrobras would control the fuel and lubricant distribution businesses in the North, NorthEast and Central-West regions (“Northern Distribution Assets”), and Braskem obtained the control over the petrochemical assets, represented by Ipiranga Química S.A. (IQ), Ipiranga Petroquímica S.A. (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul), with Petrobras also holding an interest in the petrochemical assets. The oil refinery assets held by Refinaria de Petróleo Ipiranga (RPI) are shared equally by Petrobras, Ultrapar and Braskem.

With regard to the fuel distribution businesses, within the scope of the Act of Concentration relating to the Petrobras Assets, an “Agreement to Preserve Reversibility of Transaction (APRO)” was entered into with the CADE that allows Petrobras to select an independent manager and negotiate the implementation of a governance policy that ensures the preservation of the assets and the rights of the minority shareholders. The timetable for the performance of the transaction remains unchanged.

The independent manager of the Northern distribution assets will present monthly reports on Petrobras’ results, respecting the 60 day gap, to be sent to the CADE every month.

The operation to acquire the Ipiranga Group is in the final stage, in which Ultrapar is finalizing the process of corporate reorganization of the companies of the Ipiranga Group, with the objective to enable the separation and transfer of the Refinery Assets.

With regard to the distribution businesses, the spinoff of Companhia Brasileira de Petróleo Ipiranga - C.B.P.I. took effect on April 30, 2008 e, consequently, Alvo Distribuidora de Combustíveis Ltda. and Ipiranga Asfaltos S.A. - IASA began operating independently from CBPI.

On May 14, 2008, Ultrapar effected the transfer of the fuel and lubricants distribution assets located in the North, Northeast and Central-West and the asphalt assets received by Petrobras through a special purpose company called 17 de Maio Participações S.A. (“17 de Maio”).

Pag: 38

17 de Maio relevant assets are the asphalt assets, contained within IASA, and the distribution assets held by a limited company called Alvo Distribuidora de Combustíveis Ltda. In this phase, Petrobras disbursed the amount of R$ 705.811 thousand.

On July 24, 2008, the CADE accepted Petrobras’ request to revise the APRO so as to no longer impede immediate access to Alvo’s accounting and financial information, removing the obligatory 60-day delay to such access.

With regard to the petrochemical business, Ultrapar transferred an interest of 40% of the shares comprising the share capital of Ipiranga Química S.A. to Petrobras on February 27, 2008. This was done through UPB Participações S.A. (“UPB”), a closed-capital corporation, created specifically for this purpose and whose only relevant asset is the interest described above. In this phase, Petrobras disbursed the amount of R$ 412.386 thousand.

On March 24, 2008 Petrobras incorporated UPB, after approval at an EGM held on that date.

The goodwill on the petrochemical and fuel distribution businesses was determined on the economic basis of expected future income, with amortization over ten years.

In the refinery businesses, in the current phase with the incorporation of the shares, Petrobras now has the right to receive 33,33% of RPI from Ultrapar. Petrobras consolidates the financial statements of the refinery assets of RPI proportionately, in line with the shared control exercised by Petrobras, Braskem and Ultrapar.

e) Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that the petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem. With the integration of these assets, the joint interest of Petrobras and Petroquisa in the voting capital of Braskem rose from 8,1% to 30% and, in the total share capital, from 6,8% to 25%.

Pag: 39

The petrochemical assets involved in the transaction are: (i) 37,3% of the voting and total capital of Copesul; (ii) 40% of the voting capital and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) until 100% of the voting and total capital of Petroquímica Triunfo (Triunfo); and (v) 40% of the voting and total capital of Petroquímica Paulínia (PPSA).

An addendum to the investment agreement was added on May 14, 2008, dividing the transaction into two stages. The first stage was completed on May 30, 2008, whereby Petrobras and Petroquisa merged Grust Holdings S.A., which holds a 36,5% interest in Copesul, and a 40% interest in both IQ and PPSA, into Braskem, and now hold 30% of the voting capital and 23,1% of the total capital of Braskem.

In the second stage, Petrobras and Petroquisa will have the option to make a capital contribution in Braskem up to 100% of the voting and total capital of Triunfo. In the event this does not occur, Petrobras and Petroquisa may contribute cash equivalent to the financial value of this asset, by which Petrobras and Petroquisa will come to hold 25% of the total capital of Braskem.

On May 30, 2008, Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as the intermediary, entered into the new shareholder’s agreement of Braskem.

The transaction was approved without restrictions by the Administrative Board for Economic Defense - CADE, Office of Economic Law on July 09, 2008.

f) Acquisition of Suzano Petroquímica S.A.

The acquisition of the controlling interest of Suzano Petroquímica S.A. (SZPQ) by acquiring Pramoa Participações S.A. (Pramoa) and its parent company, Dapean Participações S.A. (Dapean), equivalent to 99,9% of the total common shares and 76,57% of the total capital was concluded on November 30, 2007.

The payment by Petrobras to the seller shareholders totaled R$ 2.100.402 thousand, which corresponds to R$ 13,27 per common share and R$ 10,61 per preferred share.

Petrobras incorporated Pramoa on March 24, 2008, after approval at the EGM held on that date.

Pag: 40

On December 28, 2007, a request was filed with the Brazilian Securities and Exchange Commission (CVM) to register and hold a Public Offering (PO) to purchase the common and preferred shares of SZPQ held by its other shareholders for the price of R$ 13,27 per common share and R$ 10,61 per preferred share.

On April 30, 2008, the CVM approved the registration of the PO to purchase the shares of SZPQ, conditioned to certain adjustments which Petrobras has since fulfilled including restatement of the PO share price.

Petrobras published the Term of Public Offering resulting on May 12, 2008. The timeframe for qualification and adherence of the minority shareholders to the PO began on the same date, closing on June 19, 2008.

The PO of Suzano Petroquímica was held on June 20, 2008, in which Quattor Participações S.A., purchased (i) 102.906 of the common shares (92,7% of the total) for the price of R$ 14,08 per common share; and (ii) 50.147.172 preferred shares (94,6% of the total) for the price of R$ 11,26 per preferred share.

On June 30, the name of Suzano Petroquímica S.A. was changed to Quattor Petroquímica S.A.

g) Investment Agreement with Unipar

On November 30, 2007,Unipar, Petroquisa and Petrobras entered into an Investment Agreement, defining, among other matters, to the creation of an integrated company with control shared in the proportion of 60% for Unipar and the remaining 40% for the Petrobras and Petroquisa. The objective of creating the Petrochemical Company was to integrate their assets for the production of thermoplastic resins, basic petrochemicals and correlated activities, in order to attain a scale of production and high level of competitiveness on the world market.

The petrochemical assets that contributed by Petrobras and Petroquisa to form Petrochemical Company, the “Petrobras Assets” are: (i) 99,9% of the voting capital and 76,57% of the total capital of Suzano Petroquímica S.A. (SZPQ); and (ii) 17,48% of the voting capital and 17,44% of the total capital held by Petroquisa in Petroquímica União S.A. (PQU).

Pag: 41

Similarly, Unipar would contribute with the “Unipar Assets”, namely: (i) 33,3% of the voting and capital of Rio Polímeros S.A. (Riopol); (ii) 54,96% of the voting capital and 51,35% of the total capital of PQU; (iii) 99,99% of the voting and total capital of Polietilenos União S.A (PU); (iv) all the assets, rights and obligations relating to the operation of Unipar Divisão Química (UDQ); and (v) the amount in cash of R$ 380.000 thousand, which corresponds to the value of the price to be paid for: (a) 16,67% interest in the total share capital held by Petroquisa in Riopol; and 15,98% of SZPQ’s interest in Riopol, for the understood and agreed price of R$ 0,9152 per share.

On February 14, 2008, the shareholders of Dapean Participações S.A. (Dapean) decided to redeem all the class A preferred shares of the Company, thus reducing its share capital by R$ 495.000 thousand.

On June 11, 2008, Petroquisa paid in its interest in PQU, valued at R$ 152.927 thousand, into Dapean, subscribing 19.315.055 ONs and 10.060.727 PNRBs. The PNRB shares were redeemed on the same date for the amount of R$ 52.375 thousand and the share capital of Dapean became shared between Petrobras and Petroquisa in the proportion of 79,8% and 20,2%, respectively.

On the same date, the parties equalized their shareholdings in Rio Polímeros as described in Note 11.4. i (Sale of part of the share capital of Rio Polímeros S.A).

Later, Dapean incorporated Fasciatus Participações S.A., a special purpose company that held the Unipar Assets, so as to concentrate all the Petrobras and Unipar Assets in Dapean. This merger was made at book value and the exchange ratio based on the economic value of the assets. The transaction generated non-operating income of R$ 326.082 thousand (Parent Company) and R$ 478.796 thousand (Consolidated), as a result of the gain through variation in shareholding percentages (see Note 2 – Conformity to Law No. 11.638/2007) .

At the same time in the articles of this merger, Dapean had its registered name changed to Quattor Participações S.A. (Quattor) and Unipar became the majority shareholder with 60% of the voting and total capital of the company. The interest of the Petrobras Group in Quattor became 40% of the voting and total capital, distributed between Petrobras and Petroquisa, 31,9% and 8,1%, respectively.

Pag: 42

The transaction was approved without restrictions by the Administrative Board for Economic Defense - CADE on July 09, 2008.

h) Sale of part of the shares of Rio Polímeros S.A.

On January 07, 2008, as part of the agreement between Petrobas and Unipar, the Board of Directors of Suzano Petroquímica S.A. (SZPQ), approved the sales of part of its shareholding in Rio Polímeros S.A. (“Riopol”), corresponding to 24,31% of the share capital, maintaining a 9,02% interest in the share capital. The right of preference for these shares, foreseen in the shareholders’ agreement, was exercised in part and not proportionately: (i) 15,98% of the share capital was acquired by Unipar through its specific purpose company Fasciatus Participações Ltda. (Fasciatus); (ii) 8,33% by BNDES Participações and (iii) none of the shares held by the Company were purchased by Petroquisa.

On June 11, 2008, some of the shares held by SZPQ, representing 24,31% of the share capital of Rio Polímeros, were sold for the amount of R$ 283.010 thousand to Fasciatus and BNDES.

On the same date, Petroquisa sold its 16,67% interest in the share capital of the Company to Fasciatus Participaçoes S.A. for the amount of R$ 194.007 thousand.

i) Purchase of shares of Termobahia

On April 03, 2008, Petrobras concluded the transaction to purchase all of the shares of Termobahia S.A. held by Blade Securities Limited for R$ 9.363 thousand.

Blade is a special purpose company, which has its registered offices in Ireland and that by means of a financing agreement with the Inter-American Development Bank (IDB), held an interest in Termobahia.

With the early repayment to the IDB, all the obligations and restrictions deriving from this financing agreement ceased, thus eliminating the impediment to increase Petrobras’ shareholding in Termobahia.

Pag: 43

j) Incorporation of a biofuels company

Petrobras Biocombustível S.A. was incorporated on June 16, 2008, as a wholly owned subsidiary of Petrobras, for the purpose of developing production of ethanol, biodiesel and any other associated or similar products and activities, as well as to promote integration of various areas of the company with regard to the issue of biofuels, and to contribute to the environmental cause to reduce global warming.

With this subsidiary, Petrobras takes advantage of the business opportunity arising from the increase in world demand for biofuels and, in addition, strengthens its position as a company committed to the environment and social development. Besides contributing to reducing global warming, biofuels production generates jobs and income in rural areas, by employing family farms to produce the raw materials.

On July 29, 2008, Petrobras Biocombustível opened its first commercial biodiesel production plant in Candeias (Bahia). This plant will have an annual production capacity of 57 million liters of biodiesel. In August, Petrobras will finalize tests and start operating two more plants, in Montes Claros (Minas Gerais) and Quixadá (Ceará), both of which have the same production capacity as the Candeias unit. The investment in the three plants will total R$ 295 million. This opening plant represents Petrobras expansion of its participation in the biodiesel chain of production, currently consolidated in the area of fuel distribution.

12 Property, plant and equipment

12.1 By operating segment

	R$ thousand

	Consolidated

	06.30.2008	03.31.2008

	Net	Net

Exploration and Production	83.292.610	80.626.794
Supply	28.536.224	26.973.210
Distribution	2.802.499	2.801.024
Gas and Energy	22.962.965	21.754.611
International	12.906.056	13.116.070
Corporate	1.771.361	1.711.854

Total	152.271.715	146.983.563

Pag: 44

12.2 By type of asset

		R$ thousand

		Consolidated

		06.30.2008			03.31.2008

	Estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Buildings and improvements	25 a 40	7.989.563	(3.379.835)	4.609.728	4.385.482
Equipment and other assets	3 a 30	95.909.684	(47.332.015)	48.577.669	49.834.268
Land		881.394		881.394	857.619
Materials		5.354.986		5.354.986	4.654.641
Advances to suppliers		3.446.359		3.446.359	3.036.058
Expansion projects		47.979.254		47.979.254	43.795.948
Oil and gas exploration and
production development
costs (E&P)		72.610.908	(31.188.583)	41.422.325	40.419.547

		234.172.148	(81.900.433)	152.271.715	146.983.563

		R$ thousand

		Consolidated

		06.30.2008			03.31.2008

	Estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Buildings and improvements	25 a 40	4.267.057	(1.711.643)	2.555.414	2.438.355
Equipment and other assets	3 a 30	43.060.012	(28.560.479)	14.499.533	14.557.970
Land		425.019		425.019	394.172
Materials		4.391.901		4.391.901	3.959.353
Advances to suppliers		1.165.692		1.165.692	991.941
Expansion projects		29.132.695		29.132.695	25.812.416
Oil and gas exploration and
production development
costs (E&P)		62.067.020	(27.350.904)	34.716.116	33.535.871

		144.509.396	(57.623.026)	86.886.370	81.690.078

The equipment and fixtures relating to oil and gas production, captive to the respective wells developed, are depreciated according to the monthly production volume in relation to each production field’s proven and developed reserves. The straight-line method is used for assets with a useful life shorter than the life of the field or that are tied to fields at various stages of production. Other equipment and assets not related to oil and gas production are depreciated according to their estimated and useful life.

Relevant spending incurred on scheduled stoppages to maintain the industrial plants and ships, which include spare parts, and assembly and disassembly services, among others, are registered in Property, Plant and Equipment.

Pag: 45

These stoppages occurred in scheduled periods occurring once every 4 years on average and the respective expenses are depreciated as production cost until the following stoppage.

12.3 Oil and gas exploration and development costs

	R$ thousand

	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Capitalized costs	72.610.908	71.106.007	62.067.020	60.189.084
Accumulated depreciation	(30.256.471)	(29.875.379)	(26.484.380)	(25.909.130)
Amortization of provision for
abandonment costs	(932.112)	(811.081)	(866.524)	(744.083)

Net investment	41.422.325	40.419.547	34.716.116	33.535.871

Expenditure on exploration and development of oil and gas production is recorded according to the successful efforts method. This method determines the development costs for all the production wells and the successful exploration wells linked to economically viable reserves should be capitalized, while the costs of geological and geophysical work are to be considered as expenses for the period in which they were incurred and the costs of dry exploration wells and those related to non-commercial reserves are to be recorded in the income statement when they are identified as such.

The capitalized costs and the related assets are reviewed annually, on a field-by-field basis, to identify potential losses under the recovery, based on the estimated future cash flow.

The capitalized costs are depreciated using the units produced method in relation to proven and developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers according to international standards and reviewed annually or when there are signs of significant alterations.

In accordance with the accounting practice adopted, supported by statement SFAS 143 - Accounting for Asset Retirement Obligations issued by the Financial Accounting Standards Boards - FASB, the future liability for abandoning wells and dismantling the production area is accounted for at its present value, discounted at a risk-free rate, and is fully recorded at the time of the declaration of commerciality of each field, as part of the cost of the related assets (property, plant and equipment) as a balancing item to the provision, recorded in the liabilities, that will bear these expenses.

Pag: 46

The interest expense on the provision for the liability to the amount of R$ 141.924 thousand from January to June 2008 has been classified as operating expenditure - expenses on prospecting and drilling to extract oil (item 3.06.05.04 of the Statement of Income - Quarterly Financial Information - Parent Company).

12.4 Depreciation

Depreciation expenses for the first semester of 2008 and 2007 are as follows:

	R$ Thousand

	Consolidated		Parent Company

	Jan-Jun/2008	Jan-Jun /2007	Jan-Jun/2008	Jan-Jun /2007

Portion absorbed in costing:
Of assets	2.623.473	2.491.181	1.248.844	853.401
Of exploration and production
costs	1.273.505	1.588.785	1.055.556	1.293.243
Of capitalization of/provision for
well abandonment	356.090	158.521	318.666	149.867

	4.253.068	4.238.487	2.623.066	2.296.511

Portion recorded directly in
income statement	508.469	545.110	246.391	248.911

	4.761.537	4.783.597	2.869.457	2.545.422

12.5 Leasing of platforms and ships

At June 30, 2008 and March 31, 2008, direct and indirect subsidiaries had leasing contracts for offshore platforms and vessels chartered to Petrobras, and the commitment assumed by the Parent Company is equivalent to the amount of the contracts. Petrobras also had leasing contracts with third parties for other offshore platforms.

The balances of property, plant and equipment, net of depreciation, and liabilities relating to offshore platforms which, if recorded as assets purchased under capital leases, are as follows:

	R$ thousand

	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Property, plant and equipment,
Net of depreciation	1.018.074	1.069.427	107.641	117.426

Financing:
Short-term (current)	398.455	439.660	33.178	36.454
Long-term (non-current)	803.913	989.188	63.676	69.964

	1.202.368	1.428.848	96.854	106.418

Pag: 47

Expenditures on platform charters incurred in periods prior to the operational start-up are recorded by Petrobras as prepaid expenses and at June 30, 2008 totaled R$ 956.407 thousand (R$ 1.027.995 thousand at March 31, 2008), of which R$ 664.690 thousand recorded as non-current assets (R$ 680.097 thousand at March 31, 2008).

12.6 Lawsuits abroad

a) In the United States - P-19 and P-31

After a decision from the Second Circuit Court of Appeals of New York on May 20, 2004, which upheld the right of Brasoil to receive the performance bonds am ounting to approximately US$ 245.000 thousand, owed by the insurers United States Fidelity & Guaranty Company and American Home Assurance Company, Brasoil and the insurance companies began talks towards the effective settlement of the amount.

On June 21, 2006, the US courts made payment of the amount owed to Brasoil subject to the permanent discontinuance of the legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

b) In London - P-36

Under a decision handed down by the court in London on February 2, 2004. Petromec Inc. and Marítima, Petróleo e Engenharia Ltda. were sentenced to reimburse Brasoil for the amount of US$ 58.448 thousand plus interest, for the loan it made to Petromec.

In the current phase of the legal suit, Petromes is claiming the amount of US$ 131.212 thousand plus interest and/or financial costs up to the date of the trial in additional costs for upgrading work carried out on the platform.

Judgment of Petromec’s claim for additional costs is scheduled to take place in 2009.

Pag: 48

c) Other indemnity lawsuits

Pursuant to the construction and conversion of vessels into “FPSO - Floating Production, Storage and Offloading” and “FSO - Floating, Storage and Offloading”, considering the contractual default of the constructors, Brasoil had contributed, on behalf of the constructors, with financial resources in the amount of US$ 621 million, equivalent to R$ 988.185 thousand on June 30, 2008 (R$ 1.082.074 thousand on March 31, 2008), paid directly to the suppliers and subcontractors in order to avoid further delays in the construction/conversion activities and consequently losses to Brasoil.

Based on the opinion of Brasoil’s legal advisers, these expenses should be reimbursed. However, as a result of the litigious nature of the assets and the uncertainties as regards to the probability of receiving all the amounts disbursed, the company conservatively recorded a allowance for doubtful accounts for all credits that are not backed by collateral, in the amount of US$ 549 million, equivalent to R$ 873.502 thousand on June 30, 2008 (R$ 956.066 thousand on March 31, 2008).

12.7 Return of exploration areas to the ANP

During the second quarter of 2008, Petrobras returned to the National Agency for Oil, Natural Gas and Biofuels - ANP, the rights to Exploration licenses for Potiguar Terra Basin 42 - POT-T-575 (return of the entire block).

12.8 Return of production fields operated by Petrobras to the ANP

During the second quarter of 2008, Petrobras formally notified the National Agency for Oil, Natural Gas and Biofuels - ANP of its decision on the Early Termination of the Concession Contracts relating to the fields:.

  Lagoa Verde, Paramirim do Vencimento and Fazenda Sori - located in the state of Bahia;
  Rio Ibiribas and Rio Doce - located in the state of Espírito Santo.

Pag: 49

13 Intangible

13.1 By operating segment

	R$ thousand

	Consolidated

	06.30.2008	03.31.2008
	Net	Net

Exploration and Production	1.742.170	1.743.154
Supply	202.095	222.484
Distribution	106.841	108.555
Gas and Energy	119.782	111.812
International	2.449.371	2.490.369
Corporate	1.131.000	1.061.173

	5.751.259	5.737.547

13.2 By type of assets

		R$ thousand

		Consolidated

		06.30.2008			03.31.2008

	Estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Rights and concessions	25	5.102.869	(1.126.799)	3.976.070	4.012.915
Software	4	3.011.774	(1.236.585)	1.775.189	1.724.632

		8.114.643	(2.363.384)	5.751.259	5.737.547

		R$ thousand

		Consolidated

		06.30.2008			03.31.2008

	Estimated
	useful life		Accumulated
	in years	Cost	depreciation	Net	Net

Rights and concessions	25	1.684.696	(16.433)	1.668.263	1.649.044
Software	4	2.569.793	(1.081.824)	1.487.969	1.430.024

		4.254.489	(1.098.257)	3.156.232	3.079.068

Expenditure on rights and concessions includes the subscription bonuses relating to bid offers for oil or natural gas exploration concessions, recorded at acquisition cost value and amortized according to the units produced in relation to the proven and developed reserves. In addition, software and trademarks and patents are also included in this group.

Pag: 50

14 Loans and financings

	R$ thousand

	Consolidated

	Current		Non-current

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Foreign
Financial institutions	3.536.940	4.264.549	8.216.058	9.327.639
Bearer obligations - "Notes", “Global Notes” and
“Global Step-Up Notes”	789.561	809.224	11.141.012	12.496.120
Trust Certificates - Senior/Junior	110.366	120.987	737.000	845.375
Suppliers	271	275	21.934	20.125
Other	9.180	9.077	159.190	174.910

Subtotal	4.446.318	5.204.112	20.275.194	22.864.169

Local
Export Credit Notes	2.049.812		1.750.000	1.765.357
BNDES - National Economic and Social
Development Bank (state owned-company)	405.883	458.752	6.210.379	5.831.881
Debentures	488.312	401.566	3.675.844	3.625.391
FINAME - related to the construction of the
Bolivia - Brazil gas pipeline	68.859	82.542	202.743	272.428
Advance on foreign exchange contract (ACC)	635.492	877.512
Other	206.504	174.416	337.489	325.436

Subtotal	3.854.862	1.994.788	12.176.455	11.820.493

	8.301.180	7.198.900	32.451.649	34.684.662

Interest on loans and financings	(780.330)	(684.654)

Principal	7.520.850	6.514.246
Current portion of the loans and financings in the
non-current liabilities	(4.417.176)	(3.003.643)

Total short-term loans and financings	3.103.674	3.510.603

Pag: 51

	R$ thousand

	Parent Company

	Current		Non-current

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Foreign
Financial institutions	350.452	400.733	885.060	1.069.061

Subtotal	350.452	400.733	885.060	1.069.061

Local
Export Credit Notes	2.049.812		1.750.000	1.765.357
Debentures	306.877	220.773	3.013.821	2.906.333
FINAME - related to the construction of the
Bolivia - Brazil gas pipeline	65.864	79.531	196.179	251.477
Other	71.561	55.778	74.888	31.548

Subtotal	2.494.114	356.082	5.034.888	4.954.715

	2.844.566	756.815	5.919.948	6.023.776

Interest on loans and financings	(304.316)	(173.947)

Principal	2.540.250	582.868
Current portion of the loans and financings in
the non-current liabilities	(2.540.250)	(582.868)

Total short-term loans and financings

14.1 Non-current debt maturity dates

	R$ thousand

	06.30.2008

	Consolidated	Parent Company

2009	4.024.579	719.463
2010	7.330.730	2.416.196
2011	4.279.211	833.973
2012	3.441.644	1.698.708
2013	2.426.071	147.556
2014 onwards	10.949.414	104.052

Total	32.451.649	5.919.948

Pag: 52

14.2 Non-current debt interest rates

	R$ thousand

	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Foreign
Up to 6%	9.844.362	9.930.168	684.538	626.848
From 6 to 8%	6.899.075	8.870.732	200.522	442.213
From 8 to 10%	3.102.778	3.528.937
From 10 to 12%	58.088	125.872
Over 12%	370.891	408.460

	20.275.194	22.864.169	885.060	1.069.061

Local
Up to 6%	3.585.395	3.394.338		15.357
From 6 to 8%	235.397	634.520	196.179
From 8 to 10%	3.351.162	2.936.667	400.930	652.166
From 10 to 12%	3.502.778	3.362.025	3.151.358	3.032.369
Over 12%	1.501.723	1.492.943	1.286.421	1.254.823

	12.176.455	11.820.493	5.034.888	4.954.715

	32.451.649	34.684.662	5.919.948	6.023.776

14.3 Non-current balances per currency

	R$ thousand

	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

US Dollar	20.922.493	22.707.586	818.955	958.888
Japanese yen	785.605	974.296	261.090	360.335
Euro	112.646	128.265	1.194	1.316
Real	10.246.661	10.478.898	4.838.709	4.703.237
Other	384.244	395.617

	32.451.649	34.684.662	5.919.948	6.023.776

The estimated fair value for the Parent Company’s and Consolidated’s long-term loans on June 30, 2008 were, respectively, R$ 6.471.307 thousand, and R$ 34.739.169 thousand, calculated at the market rates in force, taking into consideration the nature, term and risks, similar to those in the registered contracts and may be compared to their book values of R$ 5.919.948 thousand and R$ 32.451.649 thousand.

The contracted hedge operations in connection with Notes issued abroad in foreign currency are disclosed in Note 25.

Pag: 53

14.4 Credit facility agreements to finance exports

On April 04 and 11, 2008, Petrobras contracted credit facilities of R$ 400.000 thousand and R$ 1.600.000 thousand with the Banco do Brasil. The transaction was ensured by Export Credit Notes - NCE, the sole purpose of which is to increase Petrobras’ exports of oil and oil products and was negotiated with the following terms:

  Term: 1 year, with settlement of interest half-yearly and the principal at the end of the term;
  Interest rate: 102% of the CDI + Flat Fee of 0,06% payable half-yearly in advance;
  Clause providing for early repayment as from 180 days of the withdrawal with no penalties;
  Exemption of IOF tax on presentation of proof of the export operations; and
  Waiver of guarantees.

14.5 Other information

Loans and financing are mainly intended to fund purchases of raw materials, development of oil and gas production projects, construction of vessels and pipelines and the expansion of industrial plants.

a) Debentures

The debentures issued through the BNDES to finance the anticipated acquisition of the right to use the Bolivia-Brazil Gas pipeline, over a 40-year period, to transport 6 million m³/day of gas (“TCO - Transportation Capacity Option”), totaled R$ 430.000 thousand (43.000 notes with par value of R$ 10) maturing February 15, 2015. These debentures are secured on common shares of TBG.

Pag: 54

In August 2006, Alberto Pasqualini - Refap S.A. issued simple, nominative, book entry debentures, which as of June 30, 2008 that totalized R$ 700.539 thousand, for the purpose of expanding and modernizing its industrial facilities. The issue was made on the following terms (basic terms approved by the BNDES and BNDESPAR on June 23, 2006): amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by the BNDES with interest at the Brazilian Long-term Interest Rate (TJLP) + 3,8% p.a.; and 10% of the debentures subscribed by BNDESPAR at the interest rate of the BNDES’ basket of currencies plus 2,3% p.a.

a.1) Guarantees

Petrobras is not required to provide guarantees to foreign financial institutions. Financing obtained from the BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil Pipeline and vessels).

On account of the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., whereby TBG undertakes to tie its revenues to the order of the National Treasury until the settlement of the obligations guaranteed by the Federal Government.

In guarantee of the debentures issued, Refap has a short-term investment account (bank deposits indexed to credit operations), tied to variations of the Interbank Deposit Certificate - CDI

Refap has to maintain three times the value of the sum of the last installment due of the amortization of the principal and related charges.

b) Indebtedness of CIESA and TGS

In order to clean up the finances of Compañia de Inversiones de Energia S.A. - CIESA, (a jointly-controlled company), Pesa transferred its interest of 7,35% in the capital of Transportadora de Gás Del Sur S.A. - TGS, a subsidiary of CIESA, to ENRON, and ENRON simultaneously transferred 40% of its interest in the capital of CIESA to a trustee.

Pag: 55

In a second stage of the process, once the approvals required from Ente Nacional Regulador del Gas - ENARGAS (National Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (National Competition Defense Commission) have been obtained, ENRON shall transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class B common shares in TGS that CIESA will hand over to its financial creditors, in part payment of the debt. The remaining balance of the financial debt will be capitalized by the creditors.

As it is operating under long-term constraints which significantly hinder its capacity to transfer capital to investors, and until the process to clean up the finances of the company is not concluded, CIESA will continue to be excluded from the consolidation process of Petrobras, pursuant to CVM Instruction No. 247/96.

15 Financial income (expenses), net

Financial charges and net monetary and exchange variation, allocated to the income statement for the first semester of 2008 and 2007, are as follows:

	R$ thousand

	Consolidated		Parent Company

	JAN-JUN/2008	JAN-JUN/2007	JAN-JUN/2008	JAN -JUN/2007

Exchange income on cash and cash equivalents	(327.704)	(735.368)	(342.592)	(782.708)

Exchange income on loans and financing	199.612	381.558	119.058	272.383

	(128.092)	(353.810)	(223.534)	(510.325)

Monetary variation on loans and financing	(143.541)	12.752	(139.506)	12.734

Loans and financing expenses	(1.055.039)	(1.211.693)	(330.751)	(254.255)

Earnings on short-term investments	357.044	509.559	74.063	290.116

Earnings on FIDC NP			48.109

	(697.995)	(702.134)	(208.579)	35.861

Debt restructuring expenses		(112.387)

Financial income on net indebtedness	(969.628)	(1.155.579)	(571.619)	(461.730)

Exchange variation on assets abroad	(1.402.938)	(1.289.746)	(2.222.243)	(1.583.286)

Hedge on sales and financial transactions	(100.561)	(94.944)	83.556	(63.976)

Marketable securities	168.951	190.863	53.261	100

Other financial income and expenses, net	65.324	187.083	594.961	657.993

Other monetary and exchange variations, net	36.692	92.143	(110.814)	(108.778)

Financial Income, Net	(2.202.160)	(2.070.180)	(2.172.898)	(1.559.677)

Pag: 56

16 Other operating expenses, net

	R$ thousand

	Consolidated		Parent Company

	JAN-JUN/2008	JAN-JUN/2007	JAN-JUN/2008	JAN -JUN/2007

Expenses relating to renegotiation of the pension
plan (*)		(1.050.206)		(972.143)
Institutional relations and cultural projects	(555.044)	(547.219)	(526.284)	(498.404)
Operating expenses on thermoelectric power
stations	(266.057)	(245.116)	(392.004)	(190.537)
Corporate expenditure on environment,
healthcare and safety (SMS)	(173.016)	(198.681)	(173.016)	(198.681)
Classification and assessment of charges plan		(123.405)		(121.405)
Losses and contingencies with judicial processes	(289.982)	(222.775)	(145.702)	(163.661)
Contractual and regulatory fines	(294.650)		(330.474)
Contractual charges on shipment services - “ship
or pay”	(40.808)	(43.613)		(77.973)
Unscheduled stoppages on production facilities
and equipment	(71.805)	(90.280)	(71.153)	(81.150)
Other	(408.507)	(524.076)	(564.710)	(660.164)

	(2.099.869)	(3.045.371)	(2.203.343)	(2.964.118)

(*) Refers to the financial incentive paid to the participants and other related expenses, in order to enable the Plan to be  renegotiated.

17 Taxes, contributions and participations

17.1Recoverable taxes

	R$ thousand

Current assets	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Local:
ICMS	2.670.792	2.906.483	2.259.473	2.418.544
PASEP/COFINS	1.346.540	1.714.942	728.422	1.114.164
CIDE	43.158	94.451	42.926	54.566
Income tax	628.957	668.744	222.802	323.312
Social contribution	129.397	127.920	20.634	26.004
Deferred income tax and social contribution	1.413.637	1.244.710	1.132.546	925.842
Other taxes	326.324	271.049	189.429	184.718

	6.558.805	7.028.299	4.596.232	5.047.150

Foreign:
Value Added Tax - VAT	241.015	161.508
Deferred income tax and social contribution	79.354	92.396
Other taxes	262.845	320.279

	583.214	574.183

	7.142.019	7.602.482	4.596.232	5.047.150

Pag: 57

17.2 Taxes, contributions and participations payable

	R$ thousand

Current liabilities	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

ICMS	1.918.187	1.818.027	1.735.983	1.576.684
PASEP/COFINS	835.948	952.350	653.307	760.512
CIDE	355.081	547.393	322.288	488.010
Special participation program/Royalties	4.185.814	3.110.879	4.144.574	3.077.644
Income tax and social contribution retentions	412.415	423.741	370.857	393.152
Current Income tax and social contribution	2.010.779	1.890.779	1.268.619	1.286.849
Deferred income tax and social contribution	1.379.829	1.092.901	1.159.329	877.693
Other taxes	332.007	371.132	101.281	100.686

	11.430.060	10.207.202	9.756.238	8.561.230

17.3 Deferred taxes and social contribution deferred - non-current

	R$ thousand

	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Non-current
Assets
Deferred income tax and social contribution	3.819.220	3.821.400	1.806.500	1.756.521
Deferred ICMS	1.396.350	1.275.036	1.161.993	1.056.472
Deferred PASEP/COFINS	3.709.327	3.432.286	3.551.181	3.302.918
Other	145.013	217.737

	9.069.910	8.746.459	6.519.674	6.115.911

Liabilities
Deferred income tax and social contribution	11.930.471	11.573.104	9.651.764	9.464.050
Other	60.023	66.335

	11.990.494	11.639.439	9.651.764	9.464.050

Pag: 58

17.4 Deferred income tax and social contribution

The grounds and expectations for the realization are presented as follows:

a) Deferred income tax and social contribution assets

	R$ thousand

	06.30.2008

Nature	Consolidated	Parent Company	Basis for realization

			By payment of the contributions of
Pension Plan	1.711.928	1.656.949	the sponsor.
Unrealized profits between			By means of effective profit
companies in the Group	1.311.817		accomplishment.
Plan Provisions for			By realization of losses in view of
contingencies and for			the outcome of legal suits and
uncollectible accounts	469.318	248.135	overdue credits.
Tax losses	373.700		With future taxable profits.
Provision for profit sharing	345.071	315.433	By payment.
Provision for ANP research
and development investment	193.208	193.208	By realization of the expenditures.
Temporary difference between			To be realized during the period of
the accounting and tax			depreciation of assets under the
depreciation criteria	75.063	67.880	straight line method.
Absorption of conditional loans	68.824		End of the loan agreements.
Provision for ANP research	378.054	378.054	By acknowledgment of the
and development investment			revenues.
Other	385.228	79.387

Total	5.312.211	2.939.046

Non-current	3.819.220	1.806.500
Current	1.492.991	1.132.546

Pag: 59

b) Deferred income tax and social contribution liabilities

	R$ thousand

	06.30.2008

		Parent
Nature	Consolidated	Company	Basis for realization

Cost of prospecting and drilling activities for oil extraction			Depreciation based on the unit-of production method in relation to the proven/developed reserves on the oil fields.
	10.574.356	10.520.746

Temporary difference between the accounting and tax depreciation criteria			Based on the depreciation life of the asset or disposal.
	614.138	68.945

Income tax and social contribution - foreign operations	284.633	219.483	Through occurrence of triggering events that generate income.

Investments in subsidiaries and affiliated companies	178.487		Through occurrence of triggering events that generate income.

Foreign exchange variations on financing	1.188.840		Cash basis reporting

Other	469.846	1.919

Total	13.310.300	10.811.093

Non-current	11.930.471	9.651.764

Current	1.379.829	1.159.329

c) Realization of deferred income tax and social contribution

At the Parent Company level, realization of deferred tax credits amounting to R$ 2.939.046 thousand does not depend on future income since these credits will be absorbed annually by realizing the deferred tax liability. In the consolidated statements, for the portion exceeding the Parent Company’s balance, when applicable, the management of the subsidiaries expects to offset these credits over ten years, based on the projections made.

Pag: 60

	R$ thousand

	Realization expectation

	Consolidated		Parent Company

	Deferred income tax and social contribution assets	Deferred income tax and social contribution liabilities	Deferred income tax and social contribution assets	Deferred income tax and social contribution liabilities

2008	1.253.709	1.165.064	1.132.546	1.159.329
2009	931.635	1.894.535	327.786	1.159.329
2010	363.990	1.427.839	241.656	1.160.814
2011	399.808	1.419.791	235.536	1.167.849
2012	605.494	1.405.905	491.732	1.175.213
2013	299.542	1.359.217	234.732	1.167.500
2014 and thereafter	1.458.033	4.637.949	275.058	3.821.059

Amount accounted for	5.312.211	13.310.300	2.939.046	10.811.093
Amount not accounted for	1.419.190		447.239

Total	6.731.401	13.310.300	3.386.285	10.811.093

The subsidiary Petrobras Energia S.A. (Pesa) and its subsidiaries have tax credits arising from accumulated tax losses amounting to approximately US$ 112.000 thousand (R$ 178.293 thousand), which were not recorded in their assets. In accordance with specific legislation in Argentina and other countries where Pesa has investments that define the expiration date for such credits, these credits may be offset against future taxes payable limited to US$ 72.000 thousand (R$ 114.617 thousand) until 2009 and, from 2010 onwards, US$ 40.000 thousand (R$ 63.676 thousand).

In addition, the subsidiary Petrobras America Inc. - PAI has unrecorded tax credits amounting to US$ 223.054 thousand (R$ 355.080 thousand) arising from accumulated tax losses, primarily from oil and gas exploration and production activities. In accordance with specific legislation in the United States, where PAI has its registered offices, tax credits expire after 20 years. As such, these credits may be offset against future taxes payable, limited to US$ 84.089 thousand (R$ 133.861 thousand) until 2027, US$ 108.175 thousand (R$ 172.204 thousand) until 2028 and US$ 30.790 thousand (R$ 49.015 thousand) until 2029.

Pag: 61

17.5 Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution determined in accordance with nominal rates and the related amounts recorded in the first six months of 2008 and 2007 is presented below:

a) Consolidated

	R$ thousand

	Jan-Jun/2008	Jan-Jun/2007

Income for the period before tax and after profit sharing	24.914.454	17.975.499

Income tax and social contribution at nominal rates (34%)	(8.470.914)	(6.111.670)
Adjustments to determine effective rate:
• Permanent additions, net	(224.735)	(127.012)
• Tax incentives	68.229	57.610
• Credits resulting from inclusion of Interest on share capital under operating expenses		745.796
• Tax credits of companies abroad in exploratory stage	(74.748)	(254.358)
• Other	173.734	(446.331)

Expense for income tax and social contribution provisions	(8.528.434)	(6.135.965)

Deferred income tax and social contribution	(1.058.390)	511.237
Current income tax and social contribution	(7.470.044)	(6.647.202)

	(8.528.434)	(6.135.965)

Effective rate of income tax and social contribution	34,2%	34,1%

Pag: 62

b) Parent Company

	R$ thousand

	Jan-Jun/2008	Jan-Jun/2007

Income for the period before tax and after profit sharing	22.089.460	16.230.814

Income tax and social contribution at nominal rates (34%)	(7.510.417)	(5.518.477)
Adjustments to determine effective rate:
• Permanent additions, net	(257.057)	(372.895)
• Equity pick-up/Goodwill	654.071	190.167
• Tax incentives	65.943	56.970
• Credits resulting from inclusion of Interest on share capital		745.796
• Other	74.625	(144.707)

Expense for income tax and social contribution provisions	(6.972.835)	(5.043.146)

Deferred income tax and social contribution	(782.117)	505.867
Current income tax and social contribution	(6.190.718)	(5.549.013)

	(6.972.835)	(5.043.146)

Effective rate of income tax and social contribution	31,6%	31,1%

18 Employee benefits

18.1 Pension Plan - Fundação Petrobras de Seguridade Social (Petros)

a) Petros Plan

Fundação Petrobras de Seguridade Social - Petros, set up by Petrobras, introduced the Petros Plan, a defined-benefit pension plan, in July of 1970 to ensure members a supplement to the benefits provided by Social Security. The Petros Plan is closed to employees of the Petrobras System who have joined since September 2002.

On June 30, 2008, the Petros Plan is represented by the following sponsor companies in the Petrobras System: Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A.

Pag: 63

Evaluation of the Petros costing plan is performed by independent actuaries based on a capitalization system for the majority of the benefits, and currently, this Foundation receives monthly contributions from the sponsoring companies of the Petros Plan amounting to 12,93% of the payroll of employees who participate in the plan and contributions from employees and retirees. As at June 30, 2008, the ratio between contributions from sponsors and those from participants in the Petros Plan, taking into account only those attributable to Petrobras and its subsidiaries, was 1,08.

If a deficit is determined in the defined benefit plan, as established by Constitutional Amendment No. 20 of 1998, it should be settled by an adjustment to the normal contributions, by means of extraordinary contributions, to be equally shouldered by the sponsors and the participants.

The actuarial commitments with respect to the pension and retirement plan benefits are provided for in the Company’s balance sheet based on calculations prepared by independent actuaries, in accordance with the projected unit of credit method. This method considers each period of service as generating an additional unit of benefit, net of the assets guaranteeing the plan, when applicable, with the costs relating to the increase in the present value of the obligation resulting from the service rendered by the employee being recognized over their working period.

On September 12, 2007, Petrobras and the subsidiaries sponsoring the Petros Plan, trade union organizations and Petros signed a Settlement Agreement that will cover commitments with pension plans in the amount of R$ 4.766.152 thousand, which will be paid in installments over the next 20 years, as previously agreed during the renegotiation process. The process regarding the Agreement on Reciprocal Obligations is still awaiting judicial ratification, after which the sponsors will sign the Terms of Financial Commitment for the settlement thereof. This amount and other items of the terms will be adjusted, backdated to December 31, 2006 at the IPCA rate + 6% p.a.

On June 30, 2008, Petrobras held long-term National Treasury Notes in the amount of R$ 3.327.564 thousand, purchased to set against amounts owed to Petros, which will be held in the Company’s portfolio and used in the future as a guarantee for the abovementioned Term of Financial Commitment.

Pag: 64

On June 30, 2008, Petrobras had an advance balance for the pension plan to the amount of R$ 1.346.948 thousand (R$ 1.335.876 thousand as at March 31, 2008), which may be used to settle Petrobras’ commitments with the Petros Plan, as set forth in the Term of Financial Commitment.

b) Petros Plan 2

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) or mixed plan, called Petros Plan 2, for employees with no supplementary pension plan.

Petrobras and the other sponsors fully assumed the contributions corresponding to the period in which the participants had no plan, from August 2002 or the date of admission onwards, up to August 29, 2007. The plan will continue to admit new subscribers after this date, but no longer including payment for the period relating to past service.

The disbursements relating to the cost of past service will be made on a monthly basis over the first months for contributions up to the total months the participant had no plan, and should therefore cover the portion relating to the participants and sponsors.

18.2 Petrobras Energia S.A.

a) Defined contribution pension plan

In 2005, Petrobras Energia S.A. (Pesa), implemented a voluntary defined contribution plan, available to all employees who meet certain conditions. The company contributes amounts equal to the contributions made by the employees, in accordance with the contribution specified for each wage level.

The plan’s cost is recorded in accordance with the contributions made by the company, which in the 1st half of 2008 totaled the equivalent of R$ 2.101 thousand (R$ 2.103 thousand for the same period in 2007).

b) Defined benefit pension plan

b.1) “Termination Indemnity” Plan

This is a benefit plan by which, on retirement, employees meeting certain conditions are eligible to receive one month’s salary for each year they have worked for the Company, on a sliding scale, according to the number of years the plan has existed.

Pag: 65

b.2) “Fondo Compensador” Plan

This benefit is available to all Pesa employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required service time. The benefit is calculated in complement to the benefits awarded under these plans and by the system of retirement, so that the total benefit received by each employee is equal to the amount defined in this plan.

In accordance with the Pesa Bylaws, the Company contributes to the fund based on a proposal made to the Meeting by the Board of Directors up to the maximum amount equal to 1,5% of the net income in each year.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, Pesa may use these funds by simply notifying the trustee of this fact.

18.3 Healthcare benefits plan

a) “Assistência Multidisciplinar de Saúde” (AMS)

Petrobras and its subsidiaries Petrobras Distribuidora, Petroquisa and Alberto Pasqualini - Refap S.A., maintain a healthcare benefit plan (AMS), which offers defined benefits and covers all employees of the companies in Brazil (active and inactive) and their dependents. The plan is managed by the Company, with the employees contributing a fixed amount to cover the principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels, in addition to the pharmacy benefit that provides special terms for AMS plan holders to purchase certain medications in registered pharmacies, distributed throughout the country.

The commitment of the Company relating to future benefits due to the employees participating in the plan is calculated annually by an independent actuary, based on the Projected Credit Unit method, in a manner similar to the calculations made for the commitments with pensions and retirements, described earlier.

The medical assistance plan is not covered by guaranteeing assets. The payment of the benefits is made by the Company based on the costs incurred by the participants.

Pag: 66

18.4 Other Defined Contribution Plans

Some Petrobras subsidiaries sponsor retirement plans for their employees, based on the defined contribution model. These include Transpetro, Petroquímica Triunfo S.A., Ipiranga Asfalto S.A. and Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG), the new plan of this last company having been approved by the Department of Coordination and Governance of State Companies (DEST), and is currently being examined by the Secretary for Supplementary Pension Funds (SPC), with approval expected in August 2008, after which the campaign to publicize the plan to employees may begin.

18.5 The balance of the provisions for expenses associated with post-retirement benefits, calculated by independent actuaries, shows the following movements:

	R$ thousand

	Consolidated			Parent Company

	Defined Benefit Pension Plan	Variable Contrib. Pension Plan	Supplem. Medical Assistance	Defined Benefit Pension Plan	Variable Contrib. Pension Plan	Supplem. Medical Assistance

Balance at January 1, 2008	4.927.134	17.270	9.727.919	4.509.080	15.683	8.983.942
(+) Costs incurred during the period	439.054	68.421	767.094	366.275	66.864	717.083
(-) Payment of contributions	(227.832)	(143.219)	(209.173)	(207.631)	(137.636)	(197.234)
Others	1.219

Balance at end of 2nd Quarter, 2008	5.139.575	(57.528)	10.285.840	4.667.724	(55.089)	9.503.791

Current liabilities	407.933	15.714	455.736	370.408	15.683	429.666
Non-current liabilities	4.731.642	(73.242)	9.830.104	4.297.316	(70.772)	9.074.125

According to calculations performed by independent actuaries, the net expense on pension and retirement benefits plans awarded and to be awarded to employees, retired employees and pensioners, and healthcare plans for 2008 includes the following components:

	R$ thousand

	Consolidated			Parent Company

	Defined	Variable		Defined	Variable
	Benefit	Contrib.	Supplem.	Benefit	Contrib.	Supplem.
	Pension	Pension	Medical	Pension	Pension	Medical
	Plan	Plan	Assistance	Plan	Plan	Assistance

Current service cost	256.447	80.914	98.843	201.828	78.344	90.070
Interest cost	2.069.488	18.969	613.883	1.939.355	18.320	573.033
Estimated return on the plan’s assets	(1.720.151)	(16.392)		(1.619.506)	(15.771)
Amortization of unrecognized
gains/losses	2.615	1.414	52.493			52.105
Contributions from participants	(181.040)	(53.582)		(166.683)	(51.056)
Unrecognized cost of the past service	11.394	37.098	1.898	11.291	37.027	1.898
Others	301		(23)	(10)		(23)

Net cost up to 2nd Quarter, 2008	439.054	68.421	767.094	366.275	66.864	717.083

Pag: 67

The restated provisions were recorded in the income statement for the year, as shown:

	R$ thousand

	Consolidated			Parent Company

	Defined	Variable		Defined	Variable
	Benefit	Contrib.	Supplem.	Benefit	Contrib.	Supplem.
	Pension	Pension	Medical	Pension	Pension	Medical
	Plan	Plan	Assistance	Plan	Plan	Assistance

Relating to active employees:	251.506	68.421	242.496	190.321	66.864	221.152
Absorbed in the cost of operating activities	125.020	36.643	137.456	119.040	36.367	133.013
Directly to income	126.487	31.778	105.040	71.282	30.497	88.139
Relating to inactive members	187.547		524.598	175.953		495.931

Net cost up to 2nd Quarter, 2008	439.054	68.421	767.094	366.275	66.864	717.083

19 Deferred income

In accordance with CVM Instruction No. 469 dated May 02, 2008, donations and subsidies resulting from operations and events occurring as from the coming into force of Law No. 11.638 of 2007, are to be temporarily recorded in specific accounts under Deferred Income until the CVM issues a specific regulation on the matter.

At June 30, 2008, the balance of R$ 450.447 thousand is comprised of R$ 373.873 thousand from an investments subsidy incentive in the Northeast, within the region covered by the Northeast Development Agency (SUDENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities, and R$ 76.574 thousand relating to the portion of the reinvestment project approved by SUDENE.

The balances of the capital reserves refer to donations and investment subsidies that existed at the end of the financial year of 2007 and have been maintained in their respective accounts until they have been fully utilized, in accordance with Law 11.638.

Pag: 68

20 Shareholders’ equity

20.1 Paid-up Capital

In the Extraordinary General Meeting, held together with the Ordinary General Meeting on April 04, 2008, approved the increase to the Company’s share capital from R$ 52.644.460 thousand to R$ 78.966.691 thousand, by capitalizing part of the revenue reserves and part of the capital reserves, amounting to R$ 26.322.231 thousand of which R$ 1.019.822 thousand from the capital reserve, consisting of R$ 169.142 thousand of the Merchant Navy AFRMM subsidy reserve and R$ 850.680 thousand from the tax incentives reserve and R$ 25.302.409 thousand from the retained earnings reserve, without issuing any new shares, in accordance with article 169, paragraph 1 of Law No. 6404/76.

As at June 30, 2008, subscribed and paid up capital amounts to R$ 78.966.691 thousand and is divided into 5.073.347.344 common shares and 3.700.729.396 preferred shares, all of which are book-entry shares with no face value.

20.2 Tax incentives - Sudene

Includes an investments aid incentive in the Northeast, within the region covered by the Northeast Development Agency (SUDENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities, in the amount of R$ 514.857 thousand as at June 30, 2008, and which may only be utilized to offset losses or for a capital increase, as provided for in Article 545 of the Income Tax Regulations. From 2008 onwards, tax incentives are being recorded under deferred income, as mentioned in Note 19.

20.3 Dividends

The dividends relating to the financial year of 2007 approved by the Ordinary General Meeting held on April 04, 2008, in the amount of R$ 877.408 thousand (after deducting those distributed earlier to shareholders on January 23, March 31 and April 30, 2008, totaling R$ 5.703.149 thousand), were paid out to shareholders on June 03, 2008.

Pag: 69

21 Judicial actions and contingencies

21.1 Judicial actions and contingencies recorded

Petrobras and its subsidiaries are involved in several legal actions for civil, tax, labor and environmental issues arising in the normal course of business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded provisions in amounts sufficient to cover losses that are considered probable. As of June 30, 2008 these provisions are presented as follows, according to the nature of the lawsuits:

	R$ thousand

	Consolidated		Parent Company

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Social security contingencies	54.000	54.000	54.000	54.000

Labor claims	98.769	88.742	22.877	12.284
Tax proceedings	151.012	207.714	10.503	10.219
Civil proceedings ( * )	358.299	382.110	163.622	188.439
Other contingencies	84.715	79.813

Total non-current liabilities	692.795	758.379	197.002	210.942

Total of contingencies	746.795	812.379	251.002	264.942

(*) Net of Judicial Deposit, when applicable.

Pag: 70

Fishermen Federation of Rio de Janeiro - FEPERJ

On behalf of its members, Feperj is making several claims for indemnification as a result of the oil spill in Guanabara Bay which occurred on January 18, 2000. At that time, Petrobras paid out extrajudicial indemnification to everyone who proved to be fishermen when the accident occurred. According to the records of the national fishermen’s register, only 3.339 could claim indemnification.

On February 02, 2007 a decision, partly accepting the expert report, was published and, on the pretext of quantifying the value of the sentence, established the parameters for the calculation thereof, which, based on these criteria, would result in a value of R$ 1.102.207 thousand. Petrobras appealed against this decision before the Rio de Janeiro Court of Appeal, as the parameters stipulated in the decision are different to those that had already been specified by the Rio de Janeiro Court of Appeal itself. The appeal was accepted. The decision handed down by the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published on June 29, 2007, denying approval of the appeal filed by Petrobras and approving the appeal filed by Feperj, which represents a significant increase in the value of the damages to be awarded, since in addition to having maintained the 10 years indemnification period, it increased the number of fishermen included in the claim. In September 2007, Petrobras obtained annulment of this decision, the court determining that the appeals be re-examined by the original court. We are waiting further expert accounting audits to redefine the amounts. Based on the Company’s experts’ assistants calculation, the recorded amount of R$ 33.085 thousand was maintained, updated to June 30, 2008, as representing the amount that we understand will be set by the higher courts at the end of the process.

Pag: 71

21.2 Legal suits not provided for

The chart on the following page shows the situation of the main lawsuits considered as probable losses:

Description	Current Situation

Plaintiff: Porto Seguro Imóveis Ltda.	On March 30, 2004, the Rio de Janeiro Court of Appeal unanimously granted the new appeal brought by Porto Seguro, ordering Petrobras to indemnify Petroquisa an amount equal to US$ 2.370 million plus 5% as a premium and 20% attorneys’ fees.

Nature: Civil

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, relating to alleged losses deriving from the sale of the equity interest held by Petroquisa in several petrochemical companies in the National Privatization Program. The Plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate the “loss” inflicted on the assets of Petroquisa by the acts which approved the minimum sale price for its equity interest in the capital of the privatized companies.

Petrobras filed a Special and Extraordinary Appeal before the High Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an Interlocutory Appeal against this decision before the STJ and STF.

In accordance with the decision published on June 05, 2006, Petrobras is now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras’ Special Appeal before the STJ and STF.

Based on the opinion of its attorneys, the Company does not expect an unfavorable final decision in this proceeding.

If the award is not reversed, the estimated indemnity to Petroquisa, including monetary correction and interest, would be R$ 12.551.959 thousand as at June 30, 2008. As Petrobras owns 100% of Petroquisa’s share capital, a portion of the R$ 8.284.293 thousand, will not represent actual disbursement from the Petrobras Group. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintiff, R$ 627.598 thousand as a premium and R$ 2.510.392 thousand to Lobo & Ibeas for attorney’s fees.

Plaintiff: Federal Revenue Office of Rio de Janeiro	Petrobras submitted new Administrative Appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are pending judgment.

Nature: Tax

Tax deficiency notice relating to Withholding Income Tax calculated on remittances of payments for chartering vessels referring to the period of 1998 and 1999 to 2002.	Updated maximum exposure: R$ 4.277.918 thousand.

Pag: 72

Description	Current Situation

Plaintiff: Federal Revenue Inspectorate in Macaé	Lower court decision against Petrobras.
A Voluntary Appeal has been filed which is pending judgment. Petrobras filed a writ of mandamus and obtained a favorable decision staying any tax collections until the investigations determining the reasons that caused the platform to sink have been concluded. The Federal Government/National Revenue Office have filed an appeal which is pending judgment.
Nature: Tax

Interest and fines on II and IPI - Sinking of the P-36 platform

With the decision of the Maritime Court, the Company filed a Tax Debt Annulment Lawsuit and obtained an injunction suspending collection of the tax.

Updated maximum exposure: R$ 328.542 thousand

Plaintiff: SRP - Federal Social Security Office	Of the amounts the Company disbursed to guarantee the filing of appeals and/or obtainment of the Debt Clearance Certificate from the INSS, R$ 115.465 thousand is recorded as judicial deposits which could be recovered in the proceedings in progress, relating to 331 tax deficiency notices amounting to R$ 363.293 thousand as at June 30, 2008. Petrobras’ legal department classifies the likelihood of loss with regard to these deficiency notices as possible, as it considers the risk of future disbursement to be minimal.

Nature: Tax
Tax deficiency notices relating to social security charges deriving from administrative proceedings brought by the INSS which attribute joint liability to the Company for the engagement of civil construction and other services.

Plaintiff: Federal Revenue Office of Rio de Janeiro

On August 15, 2006, Termorio submitted a contestation of the tax deficiency notice to the Federal Revenue Office. On September 15, 2006, the case was referred to the Federal Revenue Office in Florianópolis, where it is still being examined under administrative proceedings.

Updated maximum exposure: R$ 609.165 thousand.

Nature: Tax
Tax deficiency notice referring to Import Tax and Excise Tax (II and IPI), contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station Termorio S.A.

Plaintiff: Federal Revenue Office	The lower court ruled the charge was correct. The Company filed a Voluntary Appeal.
Nature: Tax
CIDE - Fuels. Non-payment in the period March 2002 to October 2003, pursuant to court orders obtained by Distributors and Fuel Stations, protecting them from levying of this charge.	Updated maximum exposure: R$ 1.080.205 thousand.

Plaintiff: State Revenue Office of São Paulo	The lower court ruled the charge was correct. The Company filed a Voluntary Appeal.
Nature: Tax
To exclude imports of natural gas from Bolívia from ICMS taxation. ICMS - Gasbol	Updated maximum exposure: R$ 691.268 thousand.

Pag: 73

Description	Current Situation

Plaintiff: Federal Revenue Office	The claim was accepted by the lower court. A Voluntary Appeal was filed by the Federal Revenue Office to the Council of Taxpayers, which was accepted. Petrobras is awaiting notification in order to file a voluntary appeal. Updated maximum exposure: R$ 704.852 thousand.
Nature: Tax

IRRF - Withholding Income Tax on remittances to pay for oil imports.

Plaintiff: Federal Revenue Office of Rio de Janeiro	The lower court ruled the charge was correct. The Company filed a Voluntary Appeal. Updated maximum exposure: R$ 226.843 thousand.

Nature: Tax

Corporate Income Tax (IRPJ) and Contribution on Net Income (CSLL) relating to 2003 - Late payment fine on payment made by voluntary admission

Plaintiff: Ibama	The lower administrative court sentenced Petrobras to pay for the non-compliance to the TAC. The company filed and administrative appeal which is awaiting judgment.
Nature: Civil

Failure to comply with the Settlement and Commitment Agreement - TAC clause relating to Campos Basin of August 11, 2004 by continuing drilling without prior consent.
Updated maximum exposure: R$ 290.237 thousand.

Plaintiff: State Revenue Office of Alagoas	The lower court ruled the charge was correct. The Company filed a Voluntary Appeal which is awaiting judgment.
Nature: Tax

Alleged issue of invoices for transfer on unprocessed natural gas (called “rich gas” by SEFAZ-AL) to the state of Sergipe at lower than market prices between 2000 and 2004.	Updated maximum exposure: R$ 254.495 thousand.

Plaintiff: Federal Revenue Office	The lower court ruled, by a majority decision, that the charge was correct. Petrobras filed a voluntary appeal which is awaiting judgment.
Nature: Tax

Failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on Nafta import operations resold to Braskem.	Updated maximum exposure: R$ 1.384.495 thousand.

Pag: 74

Description	Current Situation

Author: Agência Nacional de Petróleo - ANP	On July 18, 2007, Petrobras was notified of a new ANP Board Resolution stipulating the payment of further sums considered due, retroactively to 1998, annulling the earlier Board Resolution.

Nature: Tax
Petrobras filed a petition of writ of mandamus and obtained an injunction to suspend the charge of the differences with regard to the Special Participation mentioned in ANP Resolution No. 400/2007, until the legal proceedings, currently underway in the Federal Courts of Rio de Janeiro, are concluded.
Special Participation - Marlim Field - Campos Basin

This governmental participation was established by the Brazilian Law on Oil No. 9.478/97 and is collected as a means of compensation for oil production activities, incident upon high volume production fields. The method used by Petrobras to calculate the special participation due for the Marlim field, is based on the legally legitimate interpretation of Directive 10 of January 14, 1999, approved by the National Petroleum Agency (ANP) itself.

The suspension of the administrative collection proceedings obtained by the injunction was lifted when the court handed down its decision denying Petrobras’ petition. The Company filed an appeal with the Civil Appeals Court and also filed for a temporary stay, both of which are awaiting judgment by the Court.

On August 16, 2006, the Full Board of Directors of the ANP approved the Report on the Certification of the Payment of the Special Participation in the Marlim Field that established the methodology to be applied with regard to the Special Participation in Marlim, and also determined that Petrobras make an additional payment in the amount of R$ 400 million, relating to underpayments by Petrobras as a result of having used the calculation method initially determined by the ANP.	The value of the claim amounts to R$ 3.013.556 thousand.

Petrobras accepted the order of the ANP, on the grounds that the new methodology had not been applied retroactively, thus ensuring compliance with constitutional principles such as legal security and the perfect legal act and withheld the additional amount charged in accordance with the final decision at the highest level of decision-making at the ANP - its Full Board of Directors.

Pag: 75

a) Environmental issues

The Company is subject to several environmental laws and regulations that regulate activities involving the discharge of oil, gas and other materials, and establish that the effects caused to the environment by the Company’s operations should be remedied or mitigated by the Company. The status of the main environmental cases in which the likelihood of loss is regarded as possible is shown below.

In 2000, an oil spill at the São Francisco do Sul Terminal of Presidente Getúlio Vargas refinery - Repar, approximately 1,06 million gallons of crude oil was poured into the surrounding area. Approximately R$ 74.000 thousand were spent at the time to clean up the affected area and to cover the fines applied by the environmental authorities. The following lawsuit refers to this spill:

Description	Current Situation

Plaintiff: AMAR - Association for Environmental Defense of Araucária	No lower court decision pronounced. Awaiting initiation of the expert investigation to quantify the amount.

Nature: Environmental
Updated maximum exposure: R$ 98.895 thousand The court determined that this suit and the suit brought by Paraná Environmental Institute - IAP be tried as one.
Indemnification for moral and property damage to the environment.

In 2001, the company’s Araucária-Paranaguá pipeline ruptured due to a seismic movement and caused the spill of approximately 15.059 gallons of fuel oil in several rivers in the State of Paraná. That time the clean up services of the surface of the river were concluded, recovering approximately, 13.738 gallons of oil. As a result of the accident, the following suit was filed against the Company:

Description	Current Situation

Plaintiff: Paraná Environmental Institute - IAP	Defense partly accepted by the lower court, reducing the fine. Appeal by Petrobras pending judgment at the court of appeal.

Nature: Environmental
Updated maximum exposure: R$ 102.090 thousand.
Fine levied on alleged environmental damages.
The court determined an association with the proceedings brought by AMAR and that the suits be tried as one.

Pag: 76

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident, the following lawsuit was filed against the Company:

Description	Current Situation

Plaintiff: Federal Public Attorney’s Office/RJ	According to that published on May 23, 2007, the claim was considered to have grounds, in part, to sentence Petrobras to pay the amount of R$ 100.000 thousand in damages for the damage caused to the environment, to be restated monthly and with 1% per month interest on arrears as counted from the date on which the event took place. Petrobras filed a motion for clarification, which is pending judgment.

Nature: Civil

Indemnification for property damage to
the environment - P-36.

Updated maximum exposure: R$ 192.574 thousand.

b) Recovery of PIS and COFINS

Petrobras and its subsidiary Gaspetro filed an ordinary lawsuit against the government before the Rio de Janeiro judiciary branch in order to recover, by means of an offset, the amounts paid as PIS on financial revenue and exchange variance gains between February 1999 and November 2002, and COFINS between February 1999 and January 2004, in light of the ruling that Law 9.718/98, article 3, paragraph 1 is unconstitutional.

On November 09, 2005, the Brazilian Supreme Court considered the abovementioned paragraph 1st of article 3th of Law N° 9.718/98 to be unconstitutional.

On January 9, 2006, in view of a final decision by the STF, Petrobras filed a new suit aiming to recover COFINS amounts relating to the period January 2003 to January 2004.

On June 30, 2008, the amounts of R$ 2.044.106 thousand of Petrobras and R$ 66.678 thousand of Gaspetro, related to the aforesaid cases, is not reflected in these financial statements.

Pag: 77

22 Commitments undertaken by the energy segment

22.1 Natural gas purchase commitment

Petrobras signed an agreement with Yacimentos Petrolíferos Fiscales Bolivianos - YPFB to purchase a total of 201,9 billion m3 of natural gas during the term of the contract, undertaking to purchase minimum annual volumes at a price calculated according to a formula tied to the price of fuel oil. The agreement is effective until 2019 and will be extended until the total contracted volume has been consumed.

During 2002 and 2005 Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81.409 thousand (equal to R$ 129.531 thousand as of June 30, 2008) on account of unshipped volumes, the credits of which will be realized through withdrawals of future volumes.

					2012 -
Natural gas purchase commitment	2008	2009	2010	2011	onwards

Volume commitment (millions m3 /day)	24	24	24	24	24/per year

23 Guarantees on concession contracts for oil exploration

Petrobras granted guarantees to the National Petroleum Agency - ANP amounting to R$ 5.356.490 thousand for the Minimum Exploration Programs defined in the concession contracts for exploration areas, with R$ 3.323.755 thousand remaining in force, net of commitments already undertaken. Of the total amount, R$ 2.621.517 thousand refer to a lien on the oil from previously identified fields already in production, and R$ 702.237 thousand refer to bank guarantees.

24 Segment information

Petrobras is an operationally integrated company, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of Petrobras.

Pag: 78

In the financial statements by business segment, the Company’s operations are presented according to the new organization and management structure approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following business units:

a) Exploration and production: covers, by means of Petrobras, Brasoil, PNBV, PifCo, PIB B.V., BOC and Special Purpose Companies, the activities of exploration, production development and production of oil, LNG (liquefied natural gas) and natural gas in Brazil, for the purpose of supplying the refineries in Brazil as a priority, and also commercializing the surplus of crude oil as well as oil products produced at their natural gas processing plants;

b) Supply: encompasses, by means of Petrobras, Downstream (Refap), Transpetro, Petroquisa, PifCo, PIB B.V., Refinaria Ipiranga, Quattor Participações, PNBV, Refinaria Abreu Lima and Special Purpose Companies, the activities of refining, logistics, transport and sale of oil products, crude oil and alcohol, in addition to interests in petrochemical companies in Brazil and two fertilizer plants;

c) Gas and Energy: includes, by means of Petrobras, Gaspetro, Petrobras Comercializadora de Energia, Petrobras Distribuidora, Special Purpose Companies and Thermoelectric Companies, the transportation and sale of natural gas produced in Brazil or imported, the production and sale of electrical power, equity interests in natural gas transport and distribution companies and in thermoelectric plants;

d) Distribution: responsible for the distribution of oil products, ethanol and vehicular natural gas in Brazil, represented by the operations of Petrobras Distribuidora and 17 de Maio Participações;

e) International: comprises, by means of PIB B.V., PifCo, 5283 Participações, BOC and Petrobras, the activities of exploration and production of oil and gas, supply, gas and energy and distribution occurring overseas, in several countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead relating to central administration and other expenses, including actuarial expenses relating to the pension and healthcare plans intended for retirees and beneficiaries.

Pag: 79

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attributing to the business areas only items over which these areas have effective control.

25 Derivative financial instruments, hedging and risk management activities

The Company is exposed to a series of market risks arising from the normal course of business. Such market risks mainly involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. Petrobras maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

25.1 Characteristics of the markets in which Petrobras operates

Petrobras’ policy for the risk management of the price of oil and oil products consists basically in protecting the import and export margins in some specific short-term positions (up to six months). Future contracts, swaps, and options are the instruments used in these hedges. These operations are tied to actual physical transactions, that is, they are economic hedge transactions (not speculative), in which all positive or negative results are offset, total or part, by the reverse results of the actual physical market transaction.

In the period from January to June 2008, hedge transactions were conducted for 33,6% at Petrobras and considering the companies Petrobras, PifCo and Petrobras América Inc. achieved 64,6% of the total volume sold (imports and exports). On June 30, 2008, the open positions on the futures market, as compared to market value, would have presented a positive result of approximately R$ 50.935 thousand at Petrobras, and a loss of R$ 49.179 thousand at Petrobras, PifCo and Petrobras America Inc., if they had been settled on this date.

25.2 Financial risk management policy

The risk management strategy involves the use of derivatives to minimize the Company's exposure to the effects of exchange rate fluctuations on certain obligations.

Pag: 80

In September 2006, the subsidiary PifCo contracted a hedge operation called a cross currency swap to cover the yen bonds issued in order to fix the Company’s costs in this operation in US Dollars. Interest rates in different currencies are swapped under the cross currency swap. The exchange rate between the yen and the US dollar is set at the start of the transaction and remains fixed throughout its term. As at June 30, 2008 this transaction had a fair value, which if it were recorded would result in a gain of R$ 25.192 thousand. The Company does not intend to settle these contracts before they expire.

The subsidiary Petrobras Distribuidora had hedge currency transactions with a positive fair value of R$ 12.860 thousand as of June, 2008. These transactions consist of the sale of forward short-term PTAX dollar contracts, which allow a fixed exchange rate and hedging against a possible devaluation in the period.

The fair value of derivatives is calculated on the basis of normal market practices, using the applicable exchange rates at the end of the period in question.

25.3 Risk assessment

The Company’s interest rate risk is a function of its long-term debt and, to a lesser extent, of its short-term debt. The Company’s foreign currency floating rate debt is mainly subject to fluctuations in Libor and the Company’s floating rate debt denominated in Reais is mainly subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Banco Central do Brasil. The Company currently does not use any derivative financial instruments to manage its exposure to fluctuations in interest rates.

25.4 Financial instruments

In the normal course of its business activities, the Company acquires various types of financial instruments.

a) Concentrations of credit risk

A substantial part of the Company’s assets, including financial instruments, are located in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, government securities, accounts receivable and futures contracts.

The Company takes several measures to reduce its credit risk to acceptable levels.

Pag: 81

b) Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their book values. The fair value for the Company’s available-for-sale government securities and other long-term assets and liabilities do not differ materially from their book values.

26 Environment, health and safety

The continued improvement in Petrobras’ environmental performance, as specified in its Strategic Plan, is associated to the implementation of two major programs: Process Safety (PSP) and Excellence in Operational Safety and Environmental Management (Pegaso).

In the first half of 2008, total expenditure by the company on environment, health and safety (SMS), considering investments and operations, totaled R$ 2.037.000 thousand, of which R$ 1.015.000 thousand on safety, R$ 850.000 thousand on environment and R$ 172.000 thousand on healthcare. These totals do not include disbursements relating to the Multifaceted Health Plan (AMS) and support given to external environmental programs and/or projects.

In the first half of 2008, the Excellence in Operational Safety and Environmental Management Program (Pegaso) recorded total investments and operations in the order of R$ 286.690 thousand.

27 Subsequent Events

27.1 Transfer of shares of power companies

On July 31, 2008, Petrobras Distribuidora’s shareholdings in power companies were transferred to Petrobras by means of a share purchase agreement amounting to R$ 183.509 thousand.

This share transfer operation will enable Petrobras to consolidate its power generation plants and to unify the management of these businesses in the holding company.

Pag: 82

Petrobras and Petrobras Distribuidora gave ANEEL prior notice of the transaction. In addition, considering that the shareholdings remain within the group, Petrobras and Petrobras Distribuidora filed a joint notification with the Brazilian Competition Authorities (SBDC), informing that Petrobras had replaced Petrobras Distribuidora in the power companies’ shareholders registers.

27.2 Purchase of shares of Petroquímica União

On August 01, 2008, Quattor Participações S.A. (Quattor) concluded its purchase of (i) 1.489.109 common shares and 1.314.256 preferred shares of Petroquímica União S.A. (PQU), all of which are book-entry shares with no face value, representing 2,67% of its share capital, held by Oxiteno S.A. - Induústria e Comércio (“OXITENO”) and (ii) 1.670.279 common shares and 876.216 preferred shares of PQU, also book-entry shares with no face value, representing 2,43% of its share capital, held by Companhia Brasileira de Estireno S.A. (“CBE”). With these purchases, Quattor’s direct and indirect shareholdings in PQU now totalize 86,91% of the company’s voting capital and 82,31% of its total capital.

On the same date, the Shareholders’ Agreement of PQU was amicably terminated.

27.3 Acquisition of distribution interests in Chile

On August 07, 2008, Petrobras signed an agreement to purchase ExxonMobil’s interest in Esso Chile Petrolera and in other associated Chilean companies.

The agreement encompasses the retail, industrial and aviation fuels businesses (ExxonMobil’s chemical, lubricants and special products businesses are not included in the agreement) and the transfer of control is scheduled to take place in the second quarter of 2009, together with the payment of approximately US$ 400 million.

Pag: 83

05.01 - COMMENTS ON THE PERFORMANCE IN THE QUARTER

Net Income

Petrobras recorded a net income of R$ 8.366 million in the 2Q-2008, with an operational profit corresponding to 31,04% of the net operating revenue (32,03% in the 2Q-2007).

2nd Quarter					1st Quarter
1T 2008	2008	2007	Δ %		2008	2007	Δ %
44.861	52.961	41.691	27	Gross operating revenue	97.822	79.678	23
33.808	41.587	30.825	35	Net operating revenue	75.395	58.694	28
9.092	12.909	9.872	31	Operational profit (1)	22.001	17.202	28
145	(2.318)	(985)	135	Financial result	(2.173)	(1.560)	39
798	1.126	507	122	Equity pick-up	1.924	559	244
6.751	8.366	6.851	22	Net income	15.117	11.188	35
1,54	0,95	1,56	(39)	Net income per share	1,72	1,56	10
364.372	457.401	244.659	87	Market Value	457.401	244.659	87

(1) Before financial income and equity pick-up.

The main factors that contributed towards generating net income in the first half of 2008, in relation to the same period in 2007, were as follows:

• A 28% increase in net operating revenue:

• Increase in volume sold on the local market, particularly diesel (9%), LPG (35%) and aviation fuel (10%);

• An increase in average realization prices (ARPs) on the local market and overseas, reflecting the increase in international oil prices.

• A 30% increase in the average unit costs of the products sold, as a result of:

• Higher spending on government participations an imports of petroleum and petroleum products due to the increase in international oil prices;

• Higher spending on platform chartering, as new fields go into operation (FPSO Piranema, FPSO Golfinho, P52 and P54 Roncador).

Pag: 84

• Increase in the following expenses:

• Selling expenses (R$ 472 million), as a result of a provision for doubtful accounts (R$ 78 million), greater volumes transported by the Malhas consortium and new gas pipelines coming into operation since July 2007 (R$193 million) and higher expenditure on shipping, and price increases in the pipeline and terminals tariffs with Transpetro as from August 2007 (R$ 128 million);

• General and administrative expenses (R$ 141 million), due to the increase in the workforce, wage increases determined by the collective labor agreements of 2007 and 2008, implementation of a new staffing and compensation plan and career advancement process;

• Exploration costs (R$ 608 million), related to higher spending on dry and economically unviable wells (R$ 522 million);

Offset by the reduction in the following expenses:

• Taxes (R$ 193 million), primarily as a result of the extinction of CPMF tax as from January 2008, offset by the increase in IOF expenses when the rate was increased in January 2008;

• Other operating expenses (R$ 759 million), particularly due to the renegotiation of the Petros Plan in 2007 (R$ 972 million), offset by higher spending on contractual fines relating to the supply of natural gas to the thermoelectric power stations (R$ 330 million).

• Negative impact of R$ 613 million on the financial result, due to losses in monetary and foreign exchange variations (R$ 506 million), reflecting the effects of the strengthening of the Brazilian Real on investments in the international market, by subsidiaries based abroad, in E&P equipment for use in their respective countries and commercial activities (R$ 667 million);

• An increase of R$ 1.365 million in the result of shareholdings in subsidiaries, primarily due to the better performances presented by BR, Gaspetro, Transpetro, PIB BV and PNBV.

Pag: 85

• Higher non-operating income (R$ 373 million) resulting from income earned from having made changes in shareholdings in relevant investments, such as Quattor (R$ 326 million), and revenue from tax incentives, particularly the recovery of ICMS credits relating to the construction and importation of the P-52 platform (R$45 million).

• Increase in Income Tax and Social Contribution (R$ 1.930 million), resulting, among other factors, from the effect of the tax benefit on share capital interest in the first half of 2007 (R$ 746 million).

Economic Indicators

Business conducted by Petrobras totaled, in the 1st half of 2008, R$ 25 billion of income before financial income and expenses, earnings from shareholdings, taxes, depreciations and amortizations (EBITDA), representing an increase of 26,1% in relation to the same period of 2007.

	2nd Quarter			1st Quarter
1T 2008	2008	2007		2008	2007
42	43	48	Gross Margin (%)	42	46
27	31	31	Operational Margin (%)	29	29
20	20	22	Net Margin (%)	20	19
10.633	14.517	11.354	EBITDA – R$ million	25.150	19.944

The gross margin fell by 4 percentage points in comparison with that recorded for the 1st half of 2007, reflecting the increase in spending on government participations, costs of imports of petroleum and petroleum products related the increase in international oil prices and higher spending on platform chartering, as new oil fields come into operation. These effects were partially offset by the higher average global price of oil and taking into consideration the strengthening of the Real.

Pag: 86

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - Code	2 - Description	3 - 06/30/2008	4 - 03/31/2008
1	Total Assets	250.264.337	239.876.328
1.01	Current Assets	60.004.778	54.731.324
1.01.01	Cash and Cash Equivalents	11.046.248	11.559.610
1.01.01.01	Cash and Banks	2.072.151	1.714.885
1.01.01.02	Short Term Investments	8.974.097	9.844.725
1.01.02	Accounts Receivable, net	15.600.860	12.945.569
1.01.02.01	Customers	15.600.860	12.945.569
1.01.02.01.01	Customers	13.968.305	11.889.743
1.01.02.01.02	Credits with Affiliated Companies	696.580	340.518
1.01.02.01.03	Other Accounts Receivable	2.352.863	2.108.254
1.01.02.01.04	Allowance for Doubtful Accounts	(1.416.888)	(1.392.946)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	22.998.563	19.395.378
1.01.04	Other	10.359.107	10.830.767
1.01.04.01	Dividends Receivable	2.882	51.236
1.01.04.02	Recoverable Taxes	7.142.019	7.602.482
1.01.04.03	Prepaid Expenses	1.628.173	1.522.448
1.01.04.04	Other Current Assets	1.410.397	1.386.495
1.01.04.05	Marketable Securities	175.636	268.106
1.02	Non-current Assets	190.259.559	185.145.004
1.02.01	Long-Term Assets	22.001.918	21.826.067
1.02.01.01	Miscellaneous Credits	6.463.057	6.219.253
1.02.01.01.01	Petroleum and Alcohol Accounts - STN	801.042	799.362
1.02.01.01.02	Marketable Securities	3.616.130	3.730.015
1.02.01.01.03	Investments in Privatization Process	3.228	3.228
1.02.01.01.04	Accounts Receivable, net	2.042.657	1.686.648
1.02.01.02	Credits with Affiliated Companies	610.985	842.849
1.02.01.02.01	With Affiliates	610.985	842.849
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	14.927.876	14.763.965
1.02.01.03.01	Project Financings	0	0
1.02.01.03.02	Deferred Income Tax and Social Contribution	3.819.220	3.821.400
1.02.01.03.03	Deferred ICMS	1.396.350	1.275.036
1.02.01.03.04	Deferred PASEP/COFINS	3.709.327	3.432.286
1.02.01.03.05	Other Deferred Taxes	145.013	217.737
1.02.01.03.06	Judicial Deposits	1.722.225	1.728.373
1.02.01.03.07	Advance for Migration - Pension Plan	1.346.948	1.335.876
1.02.01.03.08	Advance to Suppliers	365.813	421.098
1.02.01.03.09	Prepaid Expenses	1.414.403	1.480.125
1.02.01.03.10	Compulsory Loans - Eletrobras	10	10
1.02.01.03.11	Inventories	214.683	235.995
1.02.01.03.12	Other Non-current Assets	793.884	816.029
1.02.02	Fixed Assets	168.257.641	163.318.937
1.02.02.01	Investment	7.650.941	7.840.916
1.02.02.01.01	In Affiliates	4.468.268	2.880.062
1.02.02.01.02	Goodwill in Affiliates	1.386.221	1.859.702
1.02.02.01.03	In Subsidiaries	633.565	861.645
1.02.02.01.04	Goodwill in Subsidiaries	825.828	417.139
1.02.02.01.05	Other Investments	337.059	751.224
1.02.02.01.06	Rights/Advances - Acquisition Investments	0	1.071.144
1.02.02.02	Property, Plant and Equipment	152.271.715	146.983.563
1.02.02.03	Intangible	5.751.259	5.737.547
1.02.02.04	Deferred Charges	2.583.726	2.756.911

Pag: 87

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 06/30/2008	4 - 03/31/2008
2	Liabilities and Stockholders' Equity	250.264.337	239.876.328
2.01	Current Liabilities	44.539.252	42.337.560
2.01.01	Loans and Financings	8.301.180	7.198.900
2.01.01.01	Financings	7.520.850	6.514.246
2.01.01.02	Interest on Financings	780.330	684.654
2.01.02	Debentures	0	0
2.01.03	Suppliers	16.664.213	14.608.806
2.01.04	Taxes, Contribution and Participation	11.430.060	10.207.202
2.01.05	Dividends Payable	0	2.091.002
2.01.06	Accruals	3.445.473	3.187.368
2.01.06.01	Payroll and Related Charges	1.941.894	1.668.786
2.01.06.02	Provision for Contingencies	54.000	54.000
2.01.06.03	Pension Plan	423.647	424.936
2.01.06.04	Healthcare benefits plan	455.736	455.214
2.01.06.05	Profit sharing for employees and management	570.196	584.432
2.01.07	Debts with Subsidiaries and Affiliated Companies	0	0
2.01.08	Other	4.698.326	5.044.282
2.01.08.01	Advances from Customers	502.075	469.487
2.01.08.02	Project Financings	238.378	147.250
2.01.08.03	Other Current Liabilities	3.957.873	4.427.545
2.02	Non-current Liabilities	69.436.967	70.462.769
2.02.01	Long-Term Liabilities	67.190.694	68.729.236
2.02.01.01	Loans and Financings	32.451.649	34.684.662
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	27.171.793	26.520.149
2.02.01.03.01	Healthcare Benefits Plan	9.830.104	9.557.596
2.02.01.03.02	Contingency Accrual	692.795	758.379
2.02.01.03.03	Provision for Pension plan	4.658.400	4.564.735
2.02.01.03.04	Deferred Income Tax and Social Contribution	11.930.471	11.573.104
2.02.01.03.05	Other Deferred Taxes	60.023	66.335
2.02.01.04	Subsidiaries and Affiliated Companies	143.920	95.197
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	7.423.332	7.429.228
2.02.01.06.01	Provision for Dismantling of Areas	6.234.772	6.203.279
2.02.01.06.02	Other Accounts and Expenses Payable	1.188.560	1.225.949
2.02.02	Deferred Income	2.246.273	1.733.533
2.03	Minority Interest	6.580.201	6.240.475
2.04	Shareholders’ Equity	129.707.917	120.835.524
2.04.01	Capital	78.966.691	52.644.460
2.04.01.01	Subscribed and Paid-In Capital	78.966.691	52.644.460
2.04.01.02	Monetary Restatement of Capital	0	0
2.04.02	Capital Reserves	514.857	1.553.831
2.04.02.01	AFRMM subsidy	0	169.142
2.04.02.02	Fiscal Incentive - Income Tax	514.857	1.384.689
2.04.03	Revaluation Reserve	15.250	51.171
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	15.250	51.171
2.04.04	Revenue Reserves	34.456.461	59.650.652
2.04.04.01	Legal	7.612.508	7.612.508
2.04.04.02	Statutory	504.544	504.544
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Earnings	0	0
2.04.04.05	Retained Earnings	26.339.409	51.533.600
2.04.04.06	Undistributed Dividends	0	0
2.04.04.07	Others Revenue Reserves	0	0
2.04.05	Retained Earnings/(Accumulated losses)	15.754.658	6.935.410
2.04.06	Advance for Capital Increase	0	0

Pag: 88

07.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 04/01/2008 a 06/30/2008	4 - 01/01/2008 a 06/30/2008	5 - 04/01/2007 a 06/30/2007	6 - 01/01/2007 a 06/30/2007
3.01	Gross Operating Revenues	67.014.696	126.172.227	53.632.488	103.759.685
3.02	Sales Deductions	(12.445.034)	(24.710.435)	(11.834.813)	(23.067.563)
3.03	Net Operating Revenues	54.569.662	101.461.792	41.797.675	80.692.122
3.04	Cost of Products and Services Sold	(33.331.468)	(62.970.892)	(24.489.038)	(48.181.022)
3.05	Gross profit	21.238.194	38.490.900	17.308.637	32.511.100
3.06	Operating Expenses	(7.681.564)	(13.977.820)	(6.932.598)	(14.587.104)
3.06.01	Selling	(1.723.142)	(3.314.759)	(1.442.624)	(2.857.545)
3.06.02	General and Administrative	(1.608.148)	(3.173.023)	(1.497.570)	(3.042.911)
3.06.02.01	Management and Board of Directors Remuneration	(8.422)	(16.947)	(6.502)	(14.749)
3.06.02.02	Administrative	(1.599.726)	(3.156.076)	(1.491.068)	(3.028.162)
3.06.03	Financial	(455.224)	(564.281)	(369.057)	(568.193)
3.06.03.01	Income	380.992	1.086.134	399.129	1.083.186
3.06.03.02	Expenses	(836.216)	(1.650.415)	(768.186)	(1.651.379)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(3.752.119)	(6.794.752)	(3.520.182)	(7.931.160)
3.06.05.01	Taxes	(126.034)	(275.162)	(323.208)	(621.972)
3.06.05.02	Cost of Research and Technological Development	(373.461)	(790.313)	(427.936)	(810.413)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(593.947)	(1.279.384)	(390.848)	(1.046.126)
3.06.05.05	Healthcare and Pension Plan	(356.072)	(712.145)	(452.646)	(905.291)
3.06.05.06	Net Monetary and Exchanges Variation	(1.347.374)	(1.637.879)	(765.844)	(1.501.987)
3.06.05.07	Other Operating Expenses, Net	(955.231)	(2.099.869)	(1.159.700)	(3.045.371)
3.06.06	Equity Pick-up	(142.931)	131.005	(103.165)	(187.295)

Pag: 89

07.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 04/01/2008 a 06/30/2008	4 - 01/01/2008 a 06/30/2008	5 - 04/01/2007 a 06/30/2007	6 - 01/01/2007 a 06/30/2007
3.07	Operating Income	13.556.630	24.513.080	10.376.039	17.923.996
3.08	Non-operating Income (Expenses)	414.151	401.374	24.684	51.503
3.08.01	Income	428.989	428.989	61.958	99.163
3.08.02	Expenses	(14.838)	(27.615)	(37.274)	(47.660)
3.09	Income before Taxes/Employee profit sharing	13.970.781	24.914.454	10.400.723	17.975.499
3.10	Income Tax and Social Contribution	(4.236.545)	(7.470.044)	(3.785.153)	(6.647.202)
3.11	Deferred Income Tax	(321.213)	(1.058.390)	617.123	511.237
3.12	Profit Sharing/ Statutory Contribution	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ capital	0	0	0	0
3.14	Minority Interest	(629.697)	(677.632)	(432.341)	(908.463)
3.15	Net Income/loss for the period	8.783.326	15.708.388	6.800.352	10.931.071
	Number of Shares. Ex-Treasury (Thousands)	8.774.076	8.774.076	4.387.038	4.387.038
	Net income per Share (Reais)	1,00105	1,79032	1,55010	2,49167
	Loss per Share (Reais)

Pag: 90

08.01 – QUARTERLY CONSOLIDATED PERFORMANCE OF THE COMPANY

Consolidated net income in the 2Q-2008 was a record R$ 8,783 million, up 29% versus the comparable period for 2007. The result was due primarily to increases in the sales prices for oil and oil products, as well as increasing production of oil and gas in Brazil. Crude oil prices in particular increased substantially during the period, with Brent averaging US$ 121 per barrel in the 2Q-2008 versus US$ 69 in the 2Q-2007. As a result of rising crude oil prices, refining margins were substantially reduced during the quarter, in Brazil as well as internationally.

In the 1H-2008, consolidated net income increase by 44% year-on-year, as a result of the upturn in average oil and oil product sale prices, higher sales volume and the non-recurring pension plan expenses in 2007.

Operating cash flow (EBITDA) increased by 27% over the 2Q-2007 and by 31% over the previous quarter, generating resources to fund the Company’s investment program while reducing debt.

The EBITDA margin of 33% remained flat year-on-year, but widened by 3 p.p. when compared to the prior quarter. Higher prices and volumes for oil and oil products, and increased production, as well as initiatives to reduce operating expenses (which remained stable versus the 2Q-2007 and fell by 3% versus the prior quarter) contributed to the improved margin.

Nevertheless, higher oil prices continue to create generalized cost pressures within the industry, and led to higher production taxes, which jumped 74% year-on-year and 27% quarter-over-quarter.

Pag: 91

Average oil and gas production increased by 4% year-on-year due to the start-up of FPSO-Cidade do Rio de Janeiro (Espadarte), FPSO-Cidade de Vitória (Golfinho) and the P-52 and P-54 platforms (Roncador). The introduction of these units more than offset the decline in output from existing systems and fields. By the end of the year, 3 major new systems are scheduled for start-up in the Jabuti, Marlim Sul and Marlim Leste fields, adding production capacity of 460,000 barrels/day.

Capital expenditures on a fully consolidated basis totaled R$ 20,899 million in the 1H-2008, 6% higher than the first half of 2007. The largest share of investment spending was allocated to boosting future oil and gas production capacity in Brazil.

Pag: 92

The Added Value within Petrobras was 24% higher than in the 2Q-2007 and 17% more than in the 1Q-2008. The largest percentage increase in the Added Value went to shareholders, with an increase of 30% year-on-year.

Pag: 93

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated first-half net income of R$ 15,708 million, 44% higher than in the 1H-2007.

R$ million
	2nd Quarter				First Half

1Q-2008	2008	2007	Δ %		2008	2007	Δ %

59,158	67,014	53,633	25	Gross Operating Revenues	126,172	103,760	22
46,892	54,570	41,798	31	Net Operating Revenues	101,462	80,692	26
11,344	15,502	11,614	33	Operating Profit (1)	26,846	20,181	33
(400)	(1,802)	(1,135)	59	Financial Result	(2,202)	(2,070)	6
6,925	8,783	6,800	29	Net Income	15,708	10,931	44
1.58	1.00	1.55	(35)	Net Income per Share	1.79	2.49	(28)
364,372	457,401	244,659	87	Market Value (Parent Company)	457,401	244,659	87
37	39	41	(2)	Gross Margin (%)	38	40	(2)
24	28	28	-	Operating Margin (%)	26	25	1
15	16	16	-	Net Margin (%)	15	14	1
13,876	18,131	14,269	27	EBITDA – R$ million(2)	32,007	25,247	27

				Financial and Economic Indicators

97	121	69	77	Brent (US$/bbl)	109	63	73
1.74	1.66	1.98	(17)	US Dollar Average Price - Sale (R$)	1.70	2.05	(17)
1.75	1.59	1.93	(17)	US Dollar Last Price - Sale (R$)	1.59	1.93	(17)

(1) Operating income before financial result, equity balance and taxes.
(2) Operating income before financial result, equity balance and depreciation/amortization.

	2nd Quarter				First Half

1Q-2008	2008	2007	Δ %		2008	2007	Δ %

10,956	13,557	10,376	31	Operating Income as per Brazilian Corporate Law	24,513	17,924	37
400	1,802	1,135	59	(-) Financial Result	2,202	2,070	6
(12)	143	103	39	(-) Equity Income Result	131	187	(30)

11,344	15,502	11,614	33	Operating Profit	26,846	20,181	33
2,532	2,629	2,655	(1)	Depreciation / Amortization	5,161	5,066	2

13,876	18,131	14,269	27	EBITDA	32,007	25,247	27

30	33	34	(1)	EBITDA Margin (%)	32	31	1

Pag: 94

The behavior of the main components of consolidated net income, in relation to the 1H-2007, was as follows:

• A R$ 5,980 million increase in gross profit:

	R$ Million
	Changes
	1H-2008 X 1H-2007
Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - volumes sold	3,724	(2,452)	1,272
- domestic prices	7,923	-	7,923
. International Market: - export volumes	(575)	191	(384)
- export price	5,787	-	5,787
. Increase in expenses:(*)	-	(10,505)	(10,505)
. Increase in profitability of distribution segment	257	-	257
. Increase in profitability of trading operations	4,053	(3,390)	663
. Increase in international sales	1,799	(1,271)	528
. FX effect on controlled companies abroad	(1,979)	1,647	(332)
. Others	(219)	990	771

	20,770	(14,790)	5,980

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas (1)	(6,433)
- domestic Government Take	(2,074)
- generation and purchase of energy for commercialization	(1,344)
- non-oil products, including alcohol, biodiesel and other	(497)
- transportation: maritime and pipelines (2)	(280)
- materials, services and depreciation	(100)
- salaries, benefits and charges	29
- third-party services	194

(10,505)

(1) CIF Values.
(2) Expenditures on cabotage, terminals and pipelines
** Excludes hydrous ethanol sales.

Pag: 95

• A R$ 685 million reduction in operating expenses, notably:

• Tax expenses (R$ 347 million), due to the elimination of the CPMF financial transaction tax as of January/08, offset by the increase in the IOF financial operations tax rate in the same month;

• Other operating expenses (R$ 945 million), especially from the non-recurring expenses with the Petros Plan (R$ 1,050 million) and the bonus associated with the new jobs and salaries plan (R$ 123 million) in 2007, partially offset by contractual fines related to natural gas supply (R$ 295 million);

Offset by the following expenses:

• Selling expenses (R$ 457 million), due to higher sales volume and freight costs (R$ 214 million), the increase in provisions for doubtful credits (R$ 74 million);

• Exploration costs (R$ 233 million), from the write-off of dry and uneconomically wells in Brazil (R$ 528 million), offset by the reduction in seismic costs abroad (R$ 294 million);

• General and administrative expenses (R$ 130 million), due to the increase in the workforce, the 2007/08 collective bargaining agreement, the new jobs and salaries plan and the 2007 advancement and promotion plan.

• An increase in the non-operating result (R$ 350 million), due to gains from the change in holdings provoked by the Quattor’s corporate restructuring (R$ 409 million).

• Increase in income tax and social contributions (R$ 2,392 million), due, among other factors, to the tax benefits of interest on own capital accrued in 2007 (R$ 746 million).

Pag: 96

Net income in the 2Q-2008 totaled R$ 8,783 million, 27% up on the (R$ 6,925 million) posted in the 1Q-2008 due to the factors listed below:

• A R$ 3,985 million growth in gross profit:

	R$ million
	Changes
	2Q-2008 x 1Q-2008
Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - volumes sold	1,856	(1,319)	537
- domestic prices	2,337	-	2,337
. International Market: - export volumes	1,243	(600)	643
- export price	1,957	-	1,957
. Increase in expenses:(*)	-	(1,479)	(1,479)
. Increase in profitability of distribution segment	59	-	59
. Increase in profitability of trading operations	502	(627)	(125)
. Increase in international sales	1,527	(1,014)	513
. FX effect on controlled companies abroad	(1,415)	1,257	(158)
. Other	(388)	89	(299)

	7,678	(3,693)	3,985

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas (1)	(1,543)
- domestic Government Take	(622)
- non-oil products, including alcohol, biodiesel and other	(303)
- transportation: maritime and pipelines (2)	36
- materials, services and depreciation	80
- salaries, benefits and charges	101
- generation and purchase of energy for commercialization	341
- third-party services	431

(1,479)

(1) CIF values.
(2) Expenditures on cabotage, terminals and pipelines.

Pag: 97

• A reduction in the following operating expenses:

• Exploration costs (R$ 91 million), primarily due to the reduction in geological, geophysical and seismic costs, especially abroad (R$ 70 million).

• Other operating expenses (R$ 189 million), chiefly due to reduced costs from contractual charges and fines related to natural gas supply (R$ 211 million).

These effects were offset by the increase in selling expenses (R$ 131 million) due to the upturn in maritime freight charges.

• A negative impact on the net financial result (R$ 1,402 million), due to the impact of the higher appreciation of the Real in the 2Q-2008 on investments abroad, commercial activities and, in the International segment, through subsidiaries, the use of foreign funds to acquire E&P equipment for use in Brazil.

• Reduced holdings in relevant investments (R$ 155 million), chiefly due to greater FX losses on foreign subsidiaries’ shareholders equity.

• A positive impact on the non-operating result (R$ 425 million), primarily due to gains from the change in relevant interests in Quattor (R$ 409 million).

Pag: 98

Physical Indicators (*)

2nd Quarter					First Half
1Q-2008	2008	2007	Δ %		2008	2007	Δ %
Exploration & Production - Thousand bpd
				Domestic Production
1,816	1,854	1,789	4	Oil and LNG	1,835	1,795	2
304	321	269	19	Natural Gas (1)	312	271	15
2,120	2,175	2,058	6	Total	2,147	2,066	4
				Consolidated - International Production
108	104	117	(11)	Oil and LNG	106	114	(7)
103	96	112	(14)	Natural Gas (1)	99	107	(7)
211	200	229	(13)	Total	205	221	(7)
14	14	16	(13)	Non Consolidated - Internacional Production (2)	14	17	(18)

225	214	245	(13)	Total International Production	219	238	(8)

2,345	2,389	2,303	4	Total production	2,366	2,304	3

(1) Does not include liquified gas and includes re-injected gas
(2) Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd
351	441	410	8	Crude oil imports	396	375	6
228	167	159	5	Oil products imports	198	128	55

579	608	569	7	Import of crude oil and oil products	594	503	18

314	425	321	32	Crude oil exports	369	349	6
258	245	271	(10)	Oil products exports	252	259	(3)

572	670	592	13	Export of crude oil and oil products (3)	621	608	2

(7)	62	23	170	Net exports (imports) crude oil and oil products	27	105	(74)

194	197	157	25	Import of gas and others	195	151	29
(3) 2	6(3)	3	100	Other exports	4(3)	2	100
1,892	2,039	2,074	(2)	Output of oil products	1,974	2,058	(4)
1,776	1,846	1,796	3	• Brazil	1,811	1,789	1
116	193	278(5)	(31)	• International	163	269(5)	(39)
2,167	2,223	2,227	-	Primary Processed Installed Capacity	2,223	2,227	-
1,986	1,942	1,986	(2)	• Brazil (4)	1,942	1,986	(2)
181	281	241(5)	17	• International	281	241(5)	17
				Use of Installed Capacity (%)
89	95	89	6	• Brazil	93	89	4
60	64	85(5)	(21)	• International	59	85	(26)
79	77	78	(1)	Domestic crude as % of total feedstock processed	78	78	-
(3) Volumes of oil and oil products exports include ongoing exports.
(4) As per ownership recognized by the ANP.
(5) Revision due to the consolidation of Bolivia refineries data until 06/25/2007 (sales' date)

Sales Volume - Thousand bpd
1,703	1,765	1,709	3	Total Oil Products	1,734	1,678	3
76	90	51	76	Alcohol, Nitrogens, Biodiesel and other	82	53	55
302	315	234	35	Natural Gas	309	230	34

2,081	2,170	1,994	9	Total domestic market	2,125	1,961	8
574	676	595	14	Exports	625	610	2
557	631	619	2	International Sales	594	637	(7)

1,131	1,307	1,214	8	Total international market	1,219	1,247	(2)

3,212	3,477	3,208	8	Total	3,344	3,208	4

Pag: 99

Price and Cost Indicators (*)

2nd Quarter					First Half
1Q-2008	2008	2007	Δ %		2008	2007	Δ %

Average Oil Products Realization Prices
163.07	178.03	155.44	15	Domestic Market (R$/bbl)	170.68	153.27	11

Average sales price - US$ per bbl
				Brazil
86.13	105.46	57.04	85	Crude Oil (US$/bbl)(6)	95.89	52.42	83
37.16	39.01	36.16	8	Natural Gas (US$/bbl) (7)	38.12	34.36	11
				International
62.23	75.41	46.92(8)	61	Crude Oil (US$/bbl)	69.41	44.67 (8)	55
16.98	17.88	16.82(8)	6	Natural Gas (US$/bbl)	17.41	15.63 (8)	11
(6) Average of the exports and the internal transfer prices from E&P to Supply.
(7) Internal transfer prices from E&P to Gas & Energy.
(8) Revision of the volumes sold in Bolivia due to the new contracts of operation.

Costs - US$/barrel
				Lifting cost:
				• Brazil
8.66	9.88	7.33	35	• • without government participation	9.28	7.27	28
24.82	31.08	17.95	73	• • with government participation	27.99	17.10	64
4.01(9)	4.37	4.19	4	• International	4.19	4.05	3
				Refining cost
3.61	3.53	2.69	31	• Brazil	3.57	2.62	36
6.16	5.58	2.83(5)	97	• International	5.82	2.62(5)	122
648	702	552	27	Corporate Overhead (US$ million) Parent Company	1,350	1,082	25

Costs - R$/barrel
				Lifting cost
				• Brazil
15.16	16.34	14.45	13	• • without government participation	15.76	14.83	6
43.20	51.14	35.03	46	• • with government participation	47.22	34.58	37
				Refining cost
6.30	5.84	5.31	10	• Brazil	6.07	5.34	14

(9) Revision of liftinhg costs in Argentina.

Pag: 100

Exploration and Production – Thousand barrels/day

Increased output from P-34 (Jubarte) and FPSO-Cidade do Rio de Janeiro (Espadarte), coupled with the start-up of FPSO-PRM (Piranema), FPSO-Cidade de Vitória (Golfinho) and the P-52 and P-54 platforms (Roncador) more than offset the natural decline in the mature fields.

Increased output from the new platforms, especially the P-52 and P-54 platforms (Roncador), which started up in the 4Q-2007, more than offset the natural decline in the mature fields.

Pag: 101

International oil production by the consolidated companies fell due to the reduction in reservoir pressure in the United States, plus lower output from the mature fields in Argentina and Angola.

Gas production decreased due to the natural decline in the U.S. wells caused by reduced reservoir pressure.

International production was jeopardized by the 25-day strike in the Cuenca Austral field in Argentina and the diminished pressure in oil and gas reservoirs in the United States.

Pag: 102

Refining, Transportation and Supply – thousand barrels/day

The year-on-year upturn in the first half was due to the lower number of scheduled stoppages in the distillation units and their increased reliability.

Domestic processed crude in the 2Q-2008 moved up 3% than in the 1Q-2008 due to the reduction in programmed stoppages.

Processed crude in the overseas refineries fell due to the sale of the Bolivian refineries in 2007 and the stoppages in the Argentinean and U.S. refineries, partially offset by output from the Japanese refinery acquired in April 2008.

Total processed throughput in the overseas refineries in the 2Q-2008 increased by 44% thanks to the return to normal operations of the Argentinean and U.S. refineries following the scheduled stoppages in the previous quarter, plus the volume added by the Japanese refinery acquired in April 2008

Pag: 103

Costs

Lifting Cost (US$/barrel)

Excluding the impact of the appreciation of the Real, the lifting cost in Brazil climbed by 15% year-on-year in the 1H-2008, due to higher expenses with drilling rigs and vessels, the more robust oil industry, the higher number of programmed platform stoppages, the wage increase, the expansion of the workforce and the higher initial unit cost of the new production systems that began operations in the 4Q-2007, which will gradually come down as production moves up.

Also excluding the impact of the appreciation of the Real, the unit lifting cost in Brazil climbed by 10% quarter-over-quarter, due to preventive maintenance stoppages in the P-26 and P-33 platforms and programmed stoppages in the platforms in the Marlim and Namorado fields.

Pag: 104

The year-on-year upturn in the first-half lifting cost was due to higher extraction costs, plus the impact of the increase in international oil prices and the higher tax on production from the new FPSO-Cidade do Rio de Janeiro, P-52 and P-54 systems.

The quarter-over-quarter increase was due to the upturn in the average Brazilian oil price used to calculate the government take, based on the international price, and the higher taxes on the Roncador Field, due to the increase in production triggered by the recently-installed platforms.

Pag: 105

The year-on-year increase in the international lifting cost was caused by the higher price of outsourced services and the wage hike in Argentina, as well as the upturn in the price of maintenance and surveillance services in Colombia, partially offset by the reduction in transport services in the United States.

The 2Q-2008 increase over the previous three months was due to the strike in the Cuenca Austral field and the May 2008 pay rise in Argentina, plus workover activities in Colombia.

Pag: 106

Refining Cost (US$/barrel)

Excluding the impact of the appreciation of the Real, the domestic refining cost moved up 16% year-on-year in the first half thanks to higher electricity consumption, maintenance and repair service, due to greater complexity of the existing refineries and oil industry over heated, demanding salary adjusted and higher programmed stoppages.

Also excluding the impact of the appreciation of the Real, the domestic refining cost fell 7% over the 1Q-2008 due to reduced expenses from maintenance and programmed stoppages.

Pag: 107

The international refining cost moved up due to higher costs in the USA caused by the programmed stoppage in the Pasadena refinery, associated with the slide in processed crude volume in 2008.

The international refining cost fell over the 1Q-2008 due to the increase in the volume of processed crude, triggered by the end of the scheduled stoppages in the USA and Argentina.

Pag: 108

Corporate Overhead – Parent Company (US$ million)

Discounting the impact of the 17% appreciation of the Real, corporate overhead moved up 8% year-on-year in the 1H-2008 (all expenditures in this area are in Reais). The increase was due to the growth in the Company’s operation and their greater complexity, leading to higher expenses from data processing, specialized technical and administrative support services, advertising, the pay rise and the upturn in the workforce.

Discounting the appreciation of the Real against the dollar, corporate overhead moved up by 4% quarter-over-quarter, chiefly due to higher expenses from technical support associated with solutions management and systemic processes and the increase in the workforce.

Pag: 109

Sales Volume – thousand barrels/day

Domestic sales volume moved up 8% over the 1H-2007, led by diesel, aviation fuel and natural gas. The diesel increase was due to the improved performance of the economy, especially agribusiness, and the increased use of emergency diesel-driven thermo-plants, while aviation fuel sales were pushed by the expansion of tourism, leveraged by economic growth and the appreciation of the Real against the dollar. Gas sales increased by 34% due to higher sales to the thermo-plants and the increased supply of imported and domestic gas (Manati field and Espírito Santo Basin).

International sales volume fell 7% due to the programmed stoppage in the Pasadena refinery and the sale of the Bolivian refineries in 2007, partially offset by output from the Japanese refinery in the 2Q-2008.

Domestic sales volume climbed by 4% in the 2Q-2008 over the previous quarter, led by higher diesel sales due to the sugarcane harvest.

Oil and oil product exports increased 17% quarter-over-quarter due to higher oil output and the December/07 anticipation of shipments originally scheduled for January/08.

International sales recorded a 13% upturn over the 1Q-2008 due to the increase in offshore operations, the consolidation of the Japanese refinery as of the 2Q-2008, the programmed stoppages in Argentina in the 1Q-2008 and the beginning of VNG sales in Colombia as of March.

Result by Business Area R$ million (1)
2nd Quarter					First Half
1Q-2008	2008	2007	Δ %		2008	2007	Δ %

9,430	11,557	6,416	80	EXPLORATION & PRODUCTION	20,987	11,499	83
(566)	(49)	2,283	(102)	SUPPLY	(615)	4,409	(114)
(396)	237	(215)	(210)	GAS AND ENERGY	(159)	(531)	(70)
313	311	215	45	DISTRIBUTION	624	404	54
50	293	235	25	INTERNATIONAL (2)	343	(26)	(1,419)
(1,443)	(2,621)	(1,797)	46	CORPORATE	(4,064)	(4,377)	(7)
(463)	(945)	(337)	180	ELIMINATIONS	(1,408)	(447)	215

6,925	8,783	6,800	29	CONSOLIDATED NET INCOME	15,708	10,931	44

(1) Comments on the results by business area begin on page 18 and their respective financial statements on page 27.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

Pag: 110

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, based on internal transfer prices established between the various areas, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The financial result is completely allocated to the corporate segment;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate segment.

The improved result was due to the increase in average domestic oil prices and the 2% upturn in daily oil and NGL production.

Part of these effects were offset by the higher government take and the increase in exploration costs, the latter due to the write-off of dry and economically unviable wells.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 10.84/bbl in the 1H-2007 to US$ 13.25/bbl in the 1H-2008, due to the fact that heavy crude moved up less than light, together with the upturn in international transport costs.

Pag: 111

The quarter-over-quarter improvement was due to higher average domestic oil prices and the 2% increase in daily oil and NGL production, partially offset by the higher government take.

The spread between the average domestic oil sale/transfer price and the average Brent price increased from US$ 10.77/bbl in the 1Q-2008 to US$ 15.92/bbl in the 2Q-2008, due to the fact that heavy crude moved up less than light, together with the upturn in international transport costs.

The year-on-year reduction in the Supply result in the 1H-2008 was due to higher oil acquisition/transfer costs and the increase in oil product import costs, reflecting the behavior of international prices.

These effects were partially offset by the upturn in oil product prices in Brazil and abroad.

Pag: 112

The quarter-over-quarter improvement was due to the following factors:

• The increase in average domestic oil product prices, led by gasoline and diesel in the domestic market;

• Higher sales volume in Brazil and abroad;

• The sale, in the 2Q-2008, of inventories acquired at a lower cost in the previous quarter;

• Gains from the change in holdings provoked by the corporate restructuring of Quattor Participações (R$ 409 million).

These effects were partially offset by higher average oil acquisition/transfer costs and the increase in oil product import costs.

The year-on-year improvement in the first-half Gas and Energy result was due to the wider gas sales margin and the increase in electricity sales volume.

These effects were partially offset by contractual fines and charges related to natural gas supply (R$ 295 million).

Pag: 113

The improved G&E result was due to the increase in electricity sales margins, higher gas prices and the reduction in contractual fines and charges related to natural gas supply (R$ 211 million).

The result was positively impacted by the 14% increase in sales volume, which helped raise the Company’s share of the fuel market from 33.8%, in the 1H-2007, to 35.2% in the 1H-2008.

The healthier sales margin was due to higher sales volume and prices, although these effects were partially offset by increased operating expenses related to third-party services and freight.

The segment recorded a 34.5% share of the national fuel distribution market, versus 35.9% in the 1Q-2008.

Pag: 114

The upturn was caused by higher oil prices plus reduced seismic acquisition costs in Turkey, Angola, the USA and Libya, offset by lower sales margins and volume in the USA and the constitution of provisions for royalty contingencies.

Pag: 115

The quarterly improvement in the result was due to the following factors:

• Higher oil prices, higher sales volume in Ecuador and from the beginning of operations in the Japanese refinery;

• Lower exploration costs in the USA and Nigeria;

• The constitution of provisions for royalty contingencies in the 1Q-2008.

The higher result was due to the following factors:

• The R$ 632 million reduction in expenses from the amendments to the Petros Plan regulations in 2007;

• The R$ 224 million reduction in tax expenses due to the extinction of the CPMF financial transaction tax, partially offset by the increase in the IOF financial operations tax.

The 2Q-2008 downturn was due to the negative impact of net financial expenses, as detailed on page 9, plus the impact of the negative exchange variation on offshore investments.

Pag: 116

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Debt	R$ million

	06.30.2008	03.31.2008	Δ %
Short-term Debt (1)	8,699	7,639	14
Long-term Debt (1)	33,256	35,674	(7)

Total	41,955	43,313	(3)
Cash and cash equivalents	11,046	11,560	(4)
Net Debt (2)	30,909	31,753	(3)
Net Debt/(Net Debt + Shareholder's Equity) (1)	19%	21%	(2)
Total Net Liabilities (1) (3)	240,420	229,746	5
Capital Structure
(third parties net / total liabilities net)	46%	47%	(1)
(1)Includes debt from leasing contracts (R$ 1,202 million on June 30, 2008 and R$ 1,429 million on March 31, 2008).
(2)Total debt less cash and cash equivalents.
(3)Total liabilities net of cash/financial investments.

The net debt of the Petrobras Group on June 30, 2008, was 3% less than the amount recorded on March 31, 2008, due to the appreciation of the Real.

The level of indebtedness, measured by the net debt/EBITDA ratio, fell from 0.57, on March 31, 2008, to 0.48 on June 30, 2008. The portion of the capital structure represented by third parties was 46%, 1 percentage point down on March 31, 2008.

Pag: 117

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On June 30, 2008, total investments amounted to R$ 20,899 million, 6% up on the total on June 30, 2007.

R$ million
	First Half
	2008	%	2007	%	Δ %
• Own Investments	17,850	85	17,030	86	5

Exploration & Production	9,733	46	9,092	46	7
Supply	3,679	18	2,856	13	29
Gas and Energy	1,094	5	730	4	50
International	2,744	13	3,486	18	(21)
Distribution	192	1	547	3	(65)
Corporate	408	2	319	2	28

• Special Purpose Companies (SPCs)	2,519	12	2,596	13	(3)

• Projects under Negotiation	530	3	169	1	214

Total Investments	20,899	100	19,795	100	6

R$ million
	First Half
	2008	%	2007	%	Δ %
International
Exploration & Production	2,176	79	3,129	90	(30)
Supply	333	12	202	6	65
Gas and Energy	133	5	65	1	105
Distribution	9	-	26	1	(65)
Others	93	4	64	2	45

Total Investments	2,744	100	3,486	100	(21)

R$ million
	First Half
	2008	%	2007	%	Δ %
Projects Developed by SPCs
Gasene	641	25	586	22	9
CDMPI	371	15	206	8	80
PDET Off Shore	239	10	186	7	28
Codajás	523	21	-	-	-
Mexilhão	350	14	223	9	57
Marlim Leste	234	9	847	33	(72)
Malhas	161	6	342	13	(53)
Amazônia	-	-	206	8	(100)

Total Investments	2,519	100	2,596	100	(3)

In line with its strategic goals, Petrobras acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 103 consortiums. These ventures will require total investments of around US$ 11,068 million by the end of the current year.

Pag: 118

1. Consolidated Taxes and Contributions

The economic contribution of Petrobras to Brazil, measured through the generation of current taxes, duties and social contributions, totaled R$ 28,376 million.

R$ million
2nd Quarter					First Half
1Q-2008	2008	2007	Δ %		2008	2007	Δ %
				Economic Contribution - Country
4,550	4,883	4,484	9	Value Added Tax (ICMS)	9,433	8,616	9
1,944	1,422	1,973	(28)	CIDE (1)	3,366	3,826	(12)
3,046	3,214	2,974	8	PASEP/COFINS	6,260	5,723	9
3,888	4,265	3,005	42	Income Tax & Social Contribution	8,153	5,897	38
577	587	658	(11)	Other	1,164	1,314	(11)

14,005	14,371	13,094	10	Subtotal Country	28,376	25,376	12

852	1,037	824	26	Economic Contribution - Foreign	1,889	1,712	10

14,857	15,408	13,918	11	Total	30,265	27,088	12

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE

2. Government Take

R$ million
2nd Quarter					First Half
1Q-2008	2008	2007	Δ %		2008	2007	Δ %
				Country
2,397	2,847	1,778	60	Royalties	5,244	3,405	54
2,430	3,313	1,647	101	Special Participation	5,743	3,156	82
30	26	28	(7)	Surface Rental Fees	56	61	(8)

4,857	6,186	3,453	79	Subtotal Country	11,043	6,622	67

146	161	186	(13)	Foreign	307	485	(37)

5,003	6,347	3,639	74	Total	11,350	7,107	60

The Brazilian government take increased by 67% year-on-year in the 1H-2008, due to the 44% upturn in the reference price for local oil (R$ 148.88 in the 1H-2008 versus R$ 103.16 in the 1H-2007), reflecting the average Brent price on the international market, and the increase in output, due to the operational start-up of the FPSO-Cidade do RJ (Espadarte), P-52 (Roncador) and P-54 (Roncador) platforms.

Pag: 119

In the 2Q-2008, the Brazilian government take moved up 27% over the previous quarter, due to the 9% upturn in the reference price for local oil (R$ 155.28 in the 2Q-2008, versus R$ 142.47 in the 1Q-2008), reflecting the average Brent price on the international market, plus increased output from the recently installed platforms in the Roncador field.

3. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result

. According to PETROBRAS information as of 06.30.2008	131,110	15,117
. Profit in the sales of products in affiliated inventories	(491)	(491)
. Reversal of profits on inventory in previous years	-	669
. Capitalized interest	(803)	7
. Absorption of negative net worth in affiliated companies	135	222
. Other eliminations	(243)	184

. According to consolidated information as of 06.30.2008	129,708	15,708

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on December 31, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

4. Performance of Petrobras Shares and ADRs

Nominal Change
	2nd Quarter			First Half

1Q-2008	2008	2007		2008	2007

-14.60%	25.91%	13.61%	Petrobras ON	7.52%	7.87%
-16.30%	24.91%	11.92%	Petrobras PN	4.55%	3.69%
-11.39%	38.73%	21.87%	ADR- Level III - ON	22.93%	17.75%
-11.98%	36.85%	19.40%	ADR- Level III - PN	20.45%	15.01%
-4.57%	6.64%	18.75%	IBOVESPA	1.77%	22.30%
-7.55%	-7.44%	8.53%	DOW JONES	-14.44%	7.59%
-14.07%	0.61%	7.50%	NASDAQ	-13.55%	7.78%

Petrobras’ shares had a book value of R$ 14.94 on June 30, 2008.

Pag: 120

5. Foreign Exchange Exposure

Assets	R$ million

	06.30.2008	03.31.2008

Current Assets	6,692	8,334

Cash and Cash Equivalents	2,312	4,049
Other Current Assets	4,380	4,285

Non-current Assets	20,228	18,626

Amounts invested abroad via
partner companies, in the international segment,
in E&P equipments to be used in Brazil and in
commercial activities.	19,271	17,618
Long-term Assets	488	554
Property, plant and equipment	469	454

Total Assets	26,920	26,960

Liabilities	R$ million

	06.30.2008	03.31.2008

Current Liabilities	(6,332)	(4,859)

Short-term Debt	(2,476)	(2,435)
Suppliers	(3,252)	(1,792)
Other Current Liabilities	(604)	(632)

Long-term Liabilities	(12,601)	(14,124)

Long-term Debt	(11,645)	(13,024)
Other Long-term Liabilities	(956)	(1,100)

Total Liabilities	(18,933)	(18,983)

Net Assets (Liabilities) in Reais	7,987	7,977

( + ) Investment Funds - Exchange	14	20
( - ) FINAME Loans - dollar-indexed reais	(272)	(355)

Net Assets (Liabilities) in Reais	7,729	7,642

* The results of investments in Exchange Funds are booked under Financial Revenue.

Pag: 121

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	01
02 - ISSUANCE ORDER NUMBER	1
03 - CVM REGISTRATION NUMBER
04 - DATE OF REGISTRATION WITH CVM
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PRIVATE
08 - ISSUE DATE	02/15/1998
09 - DUE DATE	02/15/2015
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	2,5% above TJLP
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	10.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	43.000
16 - DEBENTURES IN CIRCULATION (UNITS)	43.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	08/15/2008

Pag: 122

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	02
02 - ISSUANCE ORDER NUMBER	2
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 - DATE OF REGISTRATION WITH CVM	08/30/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	08/01/2002
09 - DUE DATE	08/01/2012
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 11% per annum
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 - DEBENTURES IN CIRCULATION (UNITS)	750.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	07/31/2008

Pag: 123

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	03
02 - ISSUANCE ORDER NUMBER	3
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 - DATE OF REGISTRATION WITH CVM	10/31/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	10/04/2002
09 - DUE DATE	10/01/2010
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 10,3% per annum
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 - DEBENTURES IN CIRCULATION (UNITS)	775.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	09/30/2008

Pag: 124

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

STATEMENT OF CASH FLOW

	R$ thousand

	Consolidated		Parent Company

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Net Income for the Period	15.708.388	10.931.071	15.116.625	11.187.668

(+) Adjustments	5.951.318	9.947.861	9.836.913	11.055.913

Depreciation and amortization	5.161.454	5.065.563	3.149.785	2.742.092
Petroleum and alcohol accounts	(3.191)	(7.311)	(3.191)	(7.311)
Operation with supply of petroleum and oil products -
foreign			10.432.215	4.617.160
Financial charges, related parties and project financings	(1.176.149)	(1.224.117)	3.807.807	1.433.707
Minority interest	677.632	908.463
Income from holdings in relevant investments and
Gains/Losses due to changes in shareholdings	131.005	187.295	(2.264.900)	(572.620)
Net book value of fixed assets written off	451.895	326.045	371.745	30.942
Deferred income tax and social contribution	1.058.390	(511.237)	782.117	(505.867)
Exchange variation on fixed assets	3.727.791	3.879.878
Change in inventories	(4.881.139)	(1.024.157)	(4.842.737)	(278.501)
Change in accounts receivable from third and related
parties	(3.921.443)	1.320.196	(5.100.036)	1.329.241
Change in suppliers to third and related parties	2.747.880	273.923	976.033	800.420
Change in taxes and contributions	1.602.232	1.097.849	1.120.823	529.750
Change in project financings			196.908	27.996
Change in pension and healthcare plans	695.564	1.072.143	607.721	969.662
Change in other assets and liabilities	(320.603)	(1.416.672)	602.623	(60.758)

(=) Cash Generated by Operating Activities	21.659.706	20.878.932	24.953.538	22.243.581

(-) Cash Used in Investment Activities	(21.039.298)	(18.388.763)	(14.232.795)	(10.323.009)

Investment in exploration, production and gas	(10.753.001)	(9.385.821)	(8.107.918)	(6.583.809)
Investment in refining and transportation	(4.635.049)	(3.520.953)	(3.775.204)	(3.052.106)
Investment in gas and energy	(2.916.958)	(2.421.151)	(1.396.745)	(829.790)
Investment in international segment	(2.352.413)	(2.841.645)	(15.590)	(7.965)
Investment in distribution	(878.861)	(158.538)	(705.811)
Other investments	(476.243)	(375.136)	(392.265)	(373.579)
Marketable securities	720.391	163.989	104.673
Dividends received	252.836	150.492	661.097	753.430
Ventures under negotiation			(605.032)	(229.190)

(=) Net Cash Flow	620.408	2.490.169	10.720.743	11.920.572
(-) Cash Used in Financing Activities	(2.645.009)	(12.465.332)	(1.210.697)	(20.632.916)

Intercompany loans and financing activities, net	3.539.849	(4.993.642)	(7.746.043)	(13.161.226)
Investment Fund in Non-standard Credit Rights			12.720.204
Dividends paid to shareholders	(6.184.858)	(7.471.690)	(6.184.858)	(7.471.690)

(=) Cash Generated (Used) in the Period	(2.024.601)	(9.975.163)	9.510.046	(8.712.344)
At Beginning of the Period	13.070.849	27.829.105	7.847.949	20.098.892
At End of the Period	11.046.248	17.853.942	17.357.995	11.386.548

Pag: 125

STATEMENT OF VALUE ADDED

	R$ thousand

	Consolidated				Parent Company

	06.30.2008		06.30.2007		06.30.2008		06.30.2007

Sales of products and services and
non-operating income (*)	127.480.899		104.916.812		98.695.874		80.322.185

Consumed raw material	(16.186.936)		(12.366.839)		(10.487.112)		(6.547.208)
Cost of products and services sold	(27.118.908)		(16.932.938)		(11.677.767)		(4.870.449)
Energy, third party services and other
operating expenses	(9.418.310)		(12.568.603)		(7.178.748)		(10.702.039)

GROSS VALUE ADDED	74.756.745		63.048.432		69.352.247		58.202.489

Depreciation and amortization	(5.161.454)		(5.065.563)		(3.149.785)		(2.742.092)
Equity pickup	20.060		(173.091)		2.041.374		548.893
Financial income/monetary and
foreign exchange variations	1.086.134		1.147.163		2.229.535		1.132.005
Goodwill/discount - amortization	(151.065)		(14.204)		(117.633)		10.422
Rental and royalties	300.600		250.869		238.198		195.368

TOTAL VALUE ADDED AVAILABLE
FOR DISTRIBUTION	70.851.020		59.193.606		70.593.936		57.347.085

DISTRIBUTION OF VALUE ADDED	70.851.020	100%	59.193.606	100%	70.593.936	100%	57.347.085	100%

Personnel	5.501.215	8%	6.365.379	11%	4.143.950	6%	5.165.974	9%

Salaries, benefits and charges	5.501.215	8%	6.365.379	11%	4.143.950	6%	5.165.974	9%

Government entities	41.615.004	59%	34.195.117	58%	41.481.627	59%	33.816.611	59%

Taxes, charges and contributions	29.207.097	41%	27.599.539	47%	29.656.852	42%	27.700.816	48%
Deferred income/social contribution
taxes	1.058.390	1%	(511.237)	-1%	782.117	1%	(505.867)	-1%
Government participations	11.349.517	17%	7.106.815	12%	11.042.658	16%	6.621.662	12%

Financial institutions and suppliers	7.348.781	10%	6.793.576	11%	9.851.734	14%	7.176.832	13%

Interest, monetary and exchange
variations	3.288.293	5%	3.153.366	5%	4.402.433	6%	2.627.707	5%
Leasing and charter expenses	4.060.488	5%	3.640.210	6%	5.449.301	8%	4.549.125	8%

Shareholders:	16.386.020	23%	11.839.534	20%	15.116.625	21%	11.187.668	19%

Interest on capital and dividends			2.193.519	4%			2.193.519	4%
Minority interest	677.632	1%	908.463	1%

Retained earnings	15.708.388	22%	8.737.552	15%	15.116.625	21%	8.994.149	15%
(*) Includes allowance for doubtful debts.

Pag: 126

CONSOLIDATED SEGMENT INFORMATION AS OF JUNE 30, 2008

Consolidated Assets by Operating Segment - 06.30.2008

	R$ Thousands

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

ASSETS	97.299.942	64.342.976	31.823.219	10.180.762	23.891.188	34.131.065	(11.404.815)	250.264.337

CORRENT ASSETS	6.674.639	30.211.350	5.602.603	5.440.603	5.578.903	17.707.196	(11.210.516)	60.004.778

Cash and cash equivalent						11.046.248		11.046.248
Other current assets	6.674.639	30.211.350	5.602.603	5.440.603	5.578.903	6.660.948	(11.210.516)	48.958.530
NO-Corrent assets	90.625.303	34.131.626	26.220.616	4.740.159	18.312.285	16.423.869	(194.299)	190.259.559

Long-term Assets	3.912.655	1.275.563	2.118.892	535.997	992.573	13.338.968	(172.730)	22.001.918

Property, plan and equipament	83.292.610	28.536.224	22.962.965	2.802.499	12.906.056	1.792.930	(21.569)	152.271.715
Other	3.420.038	4.319.839	1.138.759	1.401.663	4.413.656	1.291.971		15.985.926

Consolidated Income Statement by Operating Segment - Jan-Jun 2008

	R$ Thousand

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Income Statement

Net operating Revenue	54.806.701	82.211.158	7.190.638	25.972.507	9.664.572		(78.383.784)	101.461.792

Intersegment	54.029.887	22.038.637	912.185	441.121	961.954		(78.383.784)
Third parties	776.814	60.172.521	6.278.453	25.531.386	8.702.618			101.461.792
Cost of GoodsSold	(20.528.999)	(81.078.873)	(6.093.517)	(23.717.106)	(7.675.189)		76.122.792	(62.970.892)

Gross Profit	34.277.702	1.132.285	1.097.121	2.255.401	1.989.383		(2.260.992)	38.490.900
Operating Expenses	(2.056.833)	(2.612.521)	(1.146.687)	(1.308.526)	(1.197.032)	(3.451.606)	128.550	(11.644.655)
Selling, General & Administrative	(324.517)	(2.234.866)	(487.073)	(1.302.259)	(733.261)	(1.531.232)	125.426	(6.487.782)
Taxes	(33.823)	(41.217)	(14.922)	(13.613)	(65.909)	(105.678)		(275.162)
Prospecting & Drilling	(1.059.469)				(219.915)			(1.279.384)
Impairment
Research & Development	(389.516)	(151.240)	(52.809)	(6.756)	(1.871)	(188.121)		(790.313)
Healthy and Pension Plan						(712.145)		(712.145)
Other Operating expenses	(249.508)	(185.198)	(591.883)	14.102	(176.076)	(914.430)	3.124	(2.099.869)

Operating Income (Loss)	32.220.869	(1.480.236)	(49.566)	946.875	792.351	(3.451.606)	(2.132.442)	26.846.245
Financial Expensesnet						(2.202.160)		(2.202.160)
Equity Pick-up		52.375	(15.742)	7.650	56.200	(231.488)		(131.005)
Monetary restatement of the balance sheet
Non - operating Income (expenses)	10.042	388.662	13.501	(12.328)	(6.287)	7.784		401.374

Gain (Loss) before Income tax and	32.230.911	(1.039.199)	(51.807)	942.197	842.264	(5.877.470)	(2.132.442)	24.914.454
Income tax and social contribution	(10.958.509)	371.134	12.262	(317.746)	(339.270)	1.978.664	725.031	(8.528.434)
Minority Interests	(284.947)	53.402	(119.538)		(160.967)	(165.582)		(677.632)
Employees Interests

Net Income (Loss)	20.987.455	(614.663)	(159.083)	624.451	342.027	(4.064.388)	(1.407.411)	15.708.388

Pag: 127

Consolidated statement - International Business Area - Jan-Jun 2008

	R$ Thousand

INTERNATIONAL	E&P	SUPPLY	G&E	DISTRIB.	CORP.	ELIMIN.	TOTAL
Assets (06.30.2008)	15.543.503	6.278.508	2.357.277	781.179	2.591.328	(3.660.607)	23.891.188

INCOME STATEMENT

Net Operating Revenue	2.401.869	6.023.653	885.229	2.128.176	2.532	(1.776.887)	9.664.572

Intersegment	1.250.272	1.225.237	210.834	52.498		(1.776.887)	961.954
Third parties	1.151.597	4.798.416	674.395	2.075.678	2.532		8.702.618

Operating Profit (Loss)	771.153	47.326	169.609	90.589	(290.717)	4.391	792.351

Net Income (Loss)	398.506	35.196	91.371	66.341	(253.778)	4.391	342.027

Statement of Other Operating Income (Expenses) - Jan-Jun 2008

	R$ thousands

	E&P	SUPPLY	G&E	DISTRIB.	INTERN.	CORP	ELIMIN.	TOTAL
Cultural Projects and Institutional Relations	(36.969)	(30.493)	(2.735)	(25.489)		(459.358)		(555.044)
Contractual Fines and Charges			(294.650)					(294.650)
Losses and Contingencies with Judicial Actions	(12.985)	(26.357)	(538)	(7.805)	(128.999)	(113.298)		(289.982)
Operating Expenses on Thermoelectric Power Stations			(266.057)					(266.057)
Expenditure on Environment, Healthcare and Safety	(8.564)	(39.204)	(1.735)			(123.513)		(173.016)
Unscheduled Stoppages on Production Facilities and Equipment	(30.440)	(41.365)						(71.805)
Contractual charges on Shipment Services - Ship or Pay					(40.808)			(40.808)
Other	(160.550)	(47.779)	(26.168)	47.396	(6.269)	(218.261)	3.124	(408.507)

	(249.508)	(185.198)	(591.883)	14.102	(176.076)	(914.430)	3.124	(2.099.869)

Pag: 128

PETROBRAS SAREHOLDERS’ BREAKDOWN

	Composition of Stock		Composition of Stock
Stockholders	Capital (12/31/2007)		Capital (06/30/2008)

	Shares	%	Shares	%

Common Shares	2.536.673.672	100,0	5.073.347.344	100,0

Federal Union	1.413.258.228	55,7	2.826.516.456	55,7
BNDESPar	47.246.164	1,9	94.492.328	1,9
ADR Level 3	695.675.776	27,4	1.347.913.454	26,6
FMP - FGTS PETROBRAS	102.326.421	4,0	195.552.114	3,9
Foreigner (Resolution no 2.689 C.M.N.)	80.989.971	3,2	176.667.328	3,4
Other transfer agents (*)	197.177.112	7,8	432.205.664	8,5

Preferred Shares	1.850.364.698	100,0	3.700.729.396	100,0

BNDESPar	287.023.667	15,5	574.047.334	15,5
ADR Level 3 and Rule 144-A	675.831.674	36,5	1.264.238.324	34,2
Foreigner (Resolution no 2689 C.M.N.)	260.984.824	14,1	496.839.188	13,4
Other transfer agents (*)	626.524.533	33,9	1.365.604.550	36,9

Capital	4.387.038.370	100,0	8.774.076.740	100,0

Federal Union	1.413.258.228	32,2	2.826.516.456	32,2
BNDESPar	334.269.831	7,6	668.539.662	7,6
ADR (Common Shares)	695.675.776	15,9	1.347.913.454	15,4
ADR (Preferred Shares)	675.831.674	15,4	1.264.238.324	14,4
FMP - FGTS PETROBRAS	102.326.421	2,3	195.552.114	2,2
Foreigner (Resolution no 2689 C.M.N.)	341.974.795	7,8	673.506.516	7,7
Other transfer agents (*)	823.701.645	18,8	1.797.810.214	20,5

(*) Includes Bovespa custody and other entities

Pag: 129

6. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 28,376 million.

R$ million
	2nd Quarter				First Half

1Q-2008	2008	2007	Δ %		2008	2007	Δ %

				Economic Contribution - Country
4,550	4,883	4,484	9	Value Added Tax (ICMS)	9,433	8,616	9
1,944	1,422	1,973	(28)	CIDE (1)	3,366	3,826	(12)
3,046	3,214	2,974	8	PASEP/COFINS	6,260	5,723	9
3,888	4,265	3,005	42	Income Tax & Social Contribution	8,153	5,897	38
577	587	658	(11)	Other	1,164	1,314	(11)

14,005	14,371	13,094	10	Subtotal Country	28,376	25,376	12

852	1,037	824	26	Economic Contribution - Foreign	1,889	1,712	10

14,857	15,408	13,918	11	Total	30,265	27,088	12

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE

7. Government Take

R$ million
	2nd Quarter				First Half

1Q-2008	2008	2007	Δ %		2008	2007	Δ %

				Country
2,397	2,847	1,778	60	Royalties	5,244	3,405	54
2,430	3,313	1,647	101	Special Participation	5,743	3,156	82
30	26	28	(7)	Surface Rental Fees	56	61	(8)

4,857	6,186	3,453	79	Subtotal Country	11,043	6,622	67

146	161	186	(13)	Foreign	307	485	(37)

5,003	6,347	3,639	74	Total	11,350	7,107	60

The government take in the country increased by 67% year-on-year in the 1H-2008, due to the 44% upturn in the reference price for local oil (R$ 148.88 in the 1H-2008 versus R$ 103.16 in the 1H-2007), reflecting the average Brent price on the international market, and the increase in output, due to the operational start-up of the FPSO-Cidade do RJ (Espadarte), P-52 (Roncador) and P-54 (Roncador) platforms.

In the 2Q-2008, , the government take in the country moved up 27% over the previous quarter, due to the 9% upturn in the reference price for local oil (R$ 155.28 in the 2Q-2008, versus R$ 142.47 in the 1Q-2008), reflecting the average Brent price on the international market, plus increased output from the recently installed platforms in the Roncador field.

Pag: 130

8. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result

. According to PETROBRAS information as of 06.30.2008	131,110	15,117
. Profit in the sales of products in affiliated inventories	(491)	(491)
. Reversal of profits on inventory in previous years	-	669
. Capitalized interest	(803)	7
. Absorption of negative net worth in affiliated companies *	135	222
. Other eliminations	(243)	184

. According to consolidated information as of 06.30.2008	129,708	15,708

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on December 31, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

9. Performance of Petrobras Shares and ADRs

Nominal Change
	2nd Quarter			First Half

1Q-2008	2008	2007		2008	2007

-14.60%	25.91%	13.61%	Petrobras ON	7.52%	7.87%
-16.30%	24.91%	11.92%	Petrobras PN	4.55%	3.69%
-11.39%	38.73%	21.87%	ADR- Level III - ON	22.93%	17.75%
-11.98%	36.85%	19.40%	ADR- Level III - PN	20.45%	15.01%
-4.57%	6.64%	18.75%	IBOVESPA	1.77%	22.30%
-7.55%	-7.44%	8.53%	DOW JONES	-14.44%	7.59%
-14.07%	0.61%	7.50%	NASDAQ	-13.55%	7.78%

Petrobras’ shares had a book value of R$ 14.94 on June 30, 2008.

Pag: 131

10. Foreign Exchange Exposure

Assets	R$ million

	06.30.2008	03.31.2008

Current Assets	6,692	8,334

Cash and Cash Equivalents	2,312	4,049
Other Current Assets	4,380	4,285

Non-current Assets	20,228	18,626

Amounts invested abroad via
partner companies, in the international segment, in E&P equipments to be used in Brazil and in commercial activities.	19,271	17,618
Long-term Assets	488	554
Investments
Property, plant and equipment	469	454

Total Assets	26,920	26,960

Liabilities	R$ million

	06.30.2008	03.31.2008

Current Liabilities	(6,332)	(4,859)

Short-term Debt	(2,476)	(2,435)
Suppliers	(3,252)	(1,792)
Other Current Liabilities	(604)	(632)

Long-term Liabilities	(12,601)	(14,124)

Long-term Debt	(11,645)	(13,024)
Other Long-term Liabilities	(956)	(1,100)

Total Liabilities	(18,933)	(18,983)

Net Assets (Liabilities) in Reais	7,987	7,977

(+) Investment Funds - Exchange	14	20
(-) Empréstimos FINAME - em reais indexado ao dólar	(272)	(355)

Net Assets (Liabilities) in Reais	7,729	7,642

* The results of investments in Exchange Funds are booked under Financial Revenue.

Pag: 132

17.01 – SPECIAL REVIEW REPORT

Independent accountants’ review report

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), prepared in accordance with rules of the CVM)

To
The Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

We have reviewed the accounting information included in the Quarterly Information - ITR (Parent Company and Consolidated) of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries for the quarter ended June 30, 2008, comprising the balance sheet and the related statements of income, cash flows and added value, the management report and the footnotes, which are the responsibility of its management.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy - CFC, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial position and operations of the Company and its subsidiaries.

Pag: 133

Based on our review, we are not aware of any material change that should be made to the accounting information included in the Quarterly Information referred to above, for them to be in accordance with the regulation issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information, including the CVM Instruction 469/08.

As mentioned in Note 2, Law 11.638 was enacted on December 28, 2007 and came into effect on January 1, 2008. This Law amended, revoked and introduced new provisions to Law 6.404/76 (Corporation Law) and caused changes in the accounting practices adopted in Brazil. Although this Law is already in force, some changes introduced depend on regulation by the regulatory authorities in order to be fully implemented by the companies. Therefore, during this transition phase, the CVM, by the CVM Instruction 469/08, has allowed the Quarterly Information (ITR) to be prepared without applying all the provisions of Law 11.638/07. As a result, the accounting information contained in the ITR for the quarter ended June 30, 2008, were prepared according to specific instructions of the CVM and does not take into consideration all modifications on the accounting practices introduced by Law 11.638/07.

Our review was performed with the objective of issuing a review report on the accounting information included in the Quarterly Information referred to in the first paragraph, taken as a whole. The statement of segment information for the quarter ended June 30, 2008, represents supplementary information to the quarterly information, is not required by the accounting practices adopted in Brazil and is being presented to facilitate additional analysis. This supplementary information was subject to the same review procedures as applied to the Quarterly Information and, based on our review, we are not aware of any material change that should be made for them to be adequately presented in relation to the Quarterly Information referred to in the first paragraph, taken as a whole.

August 11, 2008

KPMG Auditores Independentes
CRC SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa Accountant
CRC-RJ-052.428/O -2

Pag: 134

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS	1
01	05	CURRENT BREAKDOWN OF PAID-IN CAPITAL	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS	2
8301	08	DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS DIRECTOR	3
02	01	UNCONSOLIDATED BALANCE SHEET - ASSETS	4
02	02	UNCONSOLIDATED BALANCE SHEET - LIABILITIES	5
03	01	UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER	7
04	01	NOTES TO QUARTERLY INFORMATION	9
05	01	QUARTERLY PERFORMANCE OF THE COMPANY	84
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	87
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	88
07	01	CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER	89
08	01	QUARTERLY CONSOLIDATED PERFORMANCE OF THE COMPANY	91
10	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES	122
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTAND RELEVANTS	125
17	01	SPECIAL REVIEW REPORT	133

Pag: 135

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.